As filed with the Securities and Exchange Commission on April 9, 2004

Registration No. 333-113293

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Jupitermedia Corporation

(Exact name of registrant as specified in its charter)

Delaware	06-1542480
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

23 Old Kings Highway South

Darien, Connecticut 06820

(203) 662-2800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alan M. Meckler

Chairman and Chief Executive Officer

Jupitermedia Corporation

23 Old Kings Highway South

Darien, Connecticut 06820

(203) 662-2800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

The Commission is requested to send copies of all communications to:

Jeffrey R. Poss, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019	Stuart M. Cable, P.C. Scott F. Duggan, Esq. Goodwin Procter LLP Exchange Place Boston, MA 02109

Approximate date of commencement of proposed sale to the public:    From time to time after the registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 9, 2004

4,200,000 Shares

JUPITERMEDIA CORPORATION

Common Stock

$          per share

•   Jupitermedia Corporation is offering 3,200,000 shares and selling stockholders are offering 1,000,000 shares. We will not receive any net proceeds from the sale of our shares by selling stockholders.

• The last reported sale price of our common stock on April 8, 2004 was $13.06 per share. • Trading symbol: Nasdaq National Market — JUPM

This investment involves risk. See “ Risk Factors” beginning on page 7.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Jupitermedia Corporation	$	$
Proceeds, before expenses, to selling stockholders	$	$

The underwriters have a 30-day option to purchase up to 630,000 additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	WR Hambrecht + Co

The date of this prospectus is                     , 2004

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

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PROSPECTUS SUMMARY

The items in the following summary are described in more detail later in this prospectus. This summary provides an overview of selected information and does not contain all the information you should consider. Therefore, you should also read the more detailed information set out in this prospectus, the financial statements and the other information incorporated by reference into this prospectus.

Overview

We are a global provider of original online information, images, research and events for information technology, business and creative professionals. We develop and disseminate vertically focused, original content and provide access to our extensive online image libraries, all of which provide our users with the knowledge and tools that they need to accomplish their day-to-day job functions. We deliver our content through a number of proprietary channels, including our extensive online media networks, our online images network, our proprietary research business and our trade shows and conferences.

We operate four interrelated and complementary businesses targeted at information technology, or IT, business and creative professionals:

•	JupiterWeb, our online media business, operates four distinct online networks that provide information and resources for IT, business and creative professionals: internet.com and EarthWeb.com for IT and business professionals, DevX.com for software and Web developers and ClickZ.com for interactive marketers. We generate our Online media revenues primarily from advertising sold on our Web sites, e-mail newsletters, online discussion forums and moderated e-mail discussion lists. Revenues from our Online media networks were 85.2%, 66.8% and 53.2% of consolidated revenues for the years ended December 31, 2001, 2002 and 2003, respectively;

•	JupiterImages, our online images business formerly branded ArtToday, is a Web-based image resource serving creative professionals with products like Comstock Images, Photos.com and ClipArt.com. We generate our Online images revenues primarily from paid subscriptions that provide access to our image libraries, sales of CD-ROMs and single image downloads. We acquired ArtToday on June 30, 2003, and therefore there are no financial results for the Online images business prior to this date. Revenues from our Online images business were 8.6% of consolidated revenues for the year ended December 31, 2003;

•	JupiterResearch, our market research and consulting business, is an international market research and advisory business specializing in business and technology market research. We generate our Research revenues primarily from the sale of our syndicated research products. We acquired JupiterResearch on July 31, 2002, and therefore there are no financial results for the Research business prior to this date. Revenues from our Research business were 12.6% and 19.4% of consolidated revenues for the years ended December 31, 2002 and 2003, respectively; and

•	JupiterEvents, our offline conference and trade show business, produces conferences and trade shows focused on IT and business-specific topics. We generate our Events revenues from attendee registrations, the purchase of exhibition space by exhibitors and advertiser and vendor sponsorships. Revenues from our Events business were 11.8%, 17.9% and 17.6% of consolidated revenues for the years ended December 31, 2001, 2002 and 2003, respectively.

We have developed and branded these businesses in a manner which enables us to cross-leverage and cross-promote the content and users of each.

Market Opportunity

The evolution and growth of IT, including digital technology, and the Internet has changed the way in which businesses interact with their suppliers, market and deliver their products and support their customers. The Internet has emerged as a global distribution network and commercial platform for real-time news and information, online communities and collaboration, and marketplaces in which commerce is conducted.

To best exploit the rapid growth of IT and the Internet, IT, business and creative professionals must stay abreast of technologies and products as well as develop and maintain the skills necessary to use these technologies and products.

Advertisers, sponsors, exhibitors and vendors need media through which they can reach IT, business and creative professionals in a focused and effective manner. Internet advertising permits advertisers to direct messages at targeted groups of users that enables them to measure the effectiveness of their marketing campaigns and revise them in response to real-time feedback, market factors and current events. Our JupiterResearch business estimates that U.S. Internet advertising will grow from $6.3 billion in 2003 to $14.8 billion in 2008. Forrester Research, Inc. estimates that U.S. digital marketing will grow to $16.0 billion by 2008.

The Jupitermedia Solution

We provide our users, clients and customers with a wide variety of content offerings and services to aid them in their daily work and purchasing decisions. In addition, we provide our advertisers, sponsors, exhibitors and vendors with targeted channels to reach IT, business and creative professionals. The key benefits of our solution include:

Benefits for our Users, Clients and Customers:

•	Content. We provide up-to-date news and original information for our users, clients and customers. The content that we provide includes original online news and information about emerging products and technologies, online images, market research, focused events and expert advice.

•	Community. We provide our users, clients and customers with the ability to discuss and solve technical problems and share information.

•	Commerce. We provide our users, clients and customers with the ability to evaluate, compare and purchase IT and Internet-related products and services as well as online images.

Benefits for Advertisers, Sponsors, Exhibitors and Vendors:

•	Targeted Distribution Channels. Our targeted channels allow advertisers, sponsors, exhibitors and vendors to cost-effectively enhance the effectiveness of their advertising and marketing programs.

•	Focused User Demographics. Our networks attract a focused community of IT, business and creative professionals who are very involved in purchasing decisions related to IT and the Internet.

Challenges and Risks We Face

We face significant challenges in achieving our objectives and an investment in our common stock involves substantial risk. Before making an investment decision, you should consider, among other factors identified in this prospectus, the following:

•	Our online media revenues, which represent a majority of our total revenues, have decreased in each of the last three years and may continue to decrease, which could cause our stock price to decline. In addition, a significant portion of our revenues is generated by a limited number of advertisers. If we fail to retain these advertisers or to develop a broader revenue base, our revenues could decrease and our stock price may decline.

•	Our management has limited experience operating our recently acquired JupiterImages and JupiterResearch businesses, as well as our combined businesses as a whole. Furthermore, the integration of our recent acquisitions, in particular ArtToday and the assets of Comstock Inc., will take a significant period of time and will require substantial management resources. This effort may distract our management’s attention from our other businesses and our day-to-day operations, and we may not realize any anticipated synergies.

•	Although we recorded net income of $1.4 million in 2003, we have a history of operating losses. We had an accumulated deficit of $139.4 million as of December 31, 2003, a substantial majority of which was attributable to amortization and impairment of intangibles.

•	After this offering, Alan M. Meckler, our Chairman and CEO, will own approximately 44.2% of our outstanding common stock, which will enable him to influence or control matters requiring stockholder approval, including the election of directors and the approval of significant transactions.

Please refer to “Risk Factors” beginning on page 7 to read about these and other factors that you should consider before buying shares of our common stock.

Our Strategy

Our objective is to strengthen our position as a global provider of original online information, images, research and events for IT, business and creative professionals. We intend to achieve this objective by continuing to:

•	leverage our interrelated and complementary business segments by cross-promoting our various products and service offerings to the users of our online networks, users of our image and research offerings and attendees of our events;

•	identify and define emerging technologies and new business opportunities for our online media, online images, research and events businesses;

•	create and monetize new offerings and services for our online media, online images, research and events businesses; and

•	grow through acquisitions that are complementary to our existing online media, online images, research and events businesses.

Recent Acquisition

On April 1, 2004, we acquired substantially all of the assets of Comstock, Inc., or Comstock Images, for $20.85 million in cash and the assumption of certain liabilities including accrued vacation and obligations to fulfill certain contractual commitments. Comstock Images, which will be integrated into our JupiterImages business, has been in the stock imagery business since 1976 and possesses an extensive archive of over 500,000 wholly owned commercial stock images. We are financing the acquisition with cash on hand and through borrowings under credit facilities provided by HSBC Bank USA, or HSBC, which provide for aggregate borrowings of up to $23 million.

Audited historical financial statements for Comstock Images for the years ended December 31, 2002 and 2003 have been set forth beginning on page F-57 of this prospectus. Unaudited pro forma financial information giving effect to our acquisition of substantially all of the assets of Comstock Images and other recent acquisitions described in this prospectus is contained in this prospectus beginning on page F-67.

The Offering

Common stock offered:

By Jupitermedia Corporation	3,200,000 shares

By selling stockholders	1,000,000 shares

Total	4,200,000 shares

Common stock outstanding after the offering	29,854,627 shares

Offering price	$ per share

Proceeds from this offering	We estimate that the aggregate net proceeds to us in this offering will be approximately $ million.(1)

Use of proceeds	We expect to use the net proceeds from this offering for working capital and general corporate purposes, including potential acquisitions and the repayment of all of our outstanding indebtedness incurred to finance our recent acquisition of Comstock Images. As of April 8, 2004, we had $4.0 million of indebtedness outstanding and expect to borrow an additional $8.0 million on or prior to April 13, 2004. Although we continually analyze and pursue potential acquisitions, we have no current binding commitments or agreements with respect to any acquisitions.

Nasdaq National Market symbol	JUPM

(1)	Net proceeds reflects the sale of 3,200,000 shares of common stock offered by us at the assumed public offering price of $ per share, less underwriting discounts and commissions and estimated offering expenses and further reflects the exercise of options to purchase an aggregate of 670,497 shares of common stock by certain selling stockholders immediately prior to, and in connection with, this offering for an aggregate exercise price of $1.4 million.

The 29,854,627 shares of our common stock outstanding after the offering is calculated based on:

•	25,984,130 shares outstanding as of December 31, 2003;

•	3,200,000 shares issued by us in the offering; and

•	670,497 shares issued to certain selling stockholders upon the exercise of stock options immediately prior to, and in connection with, the offering.

The 25,984,130 shares outstanding as of December 31, 2003 excludes 7,247,633 shares of common stock issuable upon exercise of stock options outstanding as of December 31, 2003 under our stock option plan, with a weighted average exercise price of $5.50 per share. Options outstanding as of December 31, 2003 include options to purchase an aggregate of 670,497 shares of common stock being exercised by certain selling stockholders immediately prior to, and in connection with, this offering.

Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters’ over allotment option, which if exercised in full would result in an additional 630,000 shares of our common stock being issued and outstanding after the offering.

Summary Financial Data

The following summary financial data should be read in conjunction with the financial statements of Jupitermedia, the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$16,085	$52,083	$43,965	$40,697	$46,991
Cost of revenues	8,366	22,991	22,101	16,757	21,511

Gross profit	7,719	29,092	21,864	23,940	25,480

Operating expenses:
Advertising, promotion and selling	7,545	18,254	18,471	14,116	14,369
General and administrative	4,434	10,172	11,956	6,787	7,003
Depreciation	673	2,099	2,730	2,235	1,422
Amortization(1)	9,796	24,854	33,785	807	1,371
Impairment of intangibles(2)	—	—	54,184	—	—
Non-cash compensation charge(3)	7,975	—	—	—	—

Total operating expenses	30,423	55,379	121,126	23,945	24,165

Operating income (loss)	(22,704)	(26,287)	(99,262)	(5)	1,315

Other income (expense), net	688	3,310	(2,924)	(506)	67

Net income (loss)	$(22,016)	$(22,977)	$(102,186)	$(511)	$1,382

Diluted net income (loss) per share	$(1.08)	$(0.92)	$(4.03)	$(0.02)	$0.05

Diluted weighted average number of common shares	20,335	25,014	25,333	25,318	26,917

(1)	We made 19 acquisitions in 1999 and 28 acquisitions in 2000. The goodwill associated with these acquisitions caused a significant increase in our amortization expense from 1999 through 2001. Amortization expense decreased from 2001 to 2002 due primarily to our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” On January 1, 2002, SFAS No. 142 became effective and, as a result, we ceased amortizing goodwill.
(2)	Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The measurement for such impairment loss is based on estimated fair values. Fair values are determined based upon estimated future cash flows. During 2001, we determined that certain intangible assets associated with various acquired online media properties were impaired. As a result of this determination, we recorded a non-cash charge of $54.2 million for the year ended December 31, 2001 related to the impairment of acquired goodwill and trademarks.
(3)	In March 1999, while we were a limited liability company, we granted 4% of our total membership units at the time to certain of our employees. As these membership units vested upon the completion of our initial public offering in June 1999, we recorded an $8.0 million compensation charge concurrent with the completion of our initial public offering on June 25, 1999.

The following table presents our summary balance sheet data as of December 31, 2003. The pro forma data gives effect to the recent acquisition of substantially all of the assets of Comstock Images, which will be integrated into our JupiterImages business. The pro forma, as adjusted data gives effect to the sale of 3,200,000 shares of common stock that we are offering under this prospectus at an assumed public offering price of $         per share, generating gross proceeds of $         million. After deducting estimated underwriting discounts and commissions of $                 million, and estimated offering expenses payable by us of $                 million, the offering will generate net proceeds to us of approximately $                 million, including the payment to us of $1.4 million in connection with the exercise of options to purchase an aggregate of 670,497 shares of common stock by certain selling stockholders immediately prior to, and in connection with, the offering.

	As of December 31, 2003
	Actual	Pro forma	Pro forma, as adjusted
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$9,567	$717
Working capital	5,646	(14,401)
Total assets	56,038	68,048
Total indebtedness	—	12,000
Total equity	38,359	38,359

Office Location

Our principal executive offices are located at 23 Old Kings Highway South, Darien, Connecticut 06820, and our telephone number is (203) 662-2800. Our Web site address is www.jupitermedia.com. The information contained on our Web site is not incorporated into or part of this prospectus. For additional information regarding our business and us, see “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

RISK FACTORS

You should carefully consider the following risk factors before you decide to buy our common stock. You should also consider the other information in this prospectus as well as the other documents incorporated by reference.

Risks Related to Our Business

Our online media revenues, which represent a majority of our total revenues, have decreased in each of the past three years and could continue to decrease, and as a result our stock price could fluctuate or decline.

For the year ended December 31, 2003, we derived 53.2% of our revenues from our online media business. Our online media business represents the largest segment of our business. Revenues from our online media business were $37.5 million, $27.2 million and $25.0 million for the years ended December 31, 2001, 2002 and 2003, respectively, representing a compound annual average decrease of 18.3% per year. Online media revenues decreased in 2001 and 2002 due to the general downturn in the U.S. economy and weakness in corporate spending for technology. This resulted in a decrease in technology advertising and marketing, which is the primary source of our online media revenues, and we experienced a significant decrease in the number of advertisers in each of 2002 and 2003 over the prior year. A future downturn in online advertising spending, technology spending or the U.S. economy generally could result in a decline in the number of our advertisers and our online media revenues in future periods. Revenues from our online media business also decreased in 2002 and 2003 as a result of a significant decrease in barter revenue. Barter represents non-cash transactions where we deliver advertisements on our networks in exchange for services of other companies, primarily advertisements on their Web sites or in their publications. We do not expect to generate significant revenues from barter in future periods.

Due to the risks described above as well as other risk factors highlighted in this prospectus, our online media revenues may continue to decrease or may not experience growth. Any decrease in our online media revenues or any failure to meet our total revenue objectives could result in a decrease or fluctuations in our stock price.

We have a limited history operating our combined businesses which could result in business decisions that may harm our operations and cause our stock price to fluctuate or decline.

We have a limited history operating our combined businesses, which makes it difficult to predict future revenues and operating expenses. The JupiterResearch business was not integrated into our business until July 2002 and the JupiterImages business was not integrated into our business until June 2003. Accordingly, the past performance of these businesses and our company as a whole on a combined basis may not be indicative of the future performance of these businesses or our company as a whole under current management. Furthermore, our management has limited experience operating the JupiterResearch business and the JupiterImages business, as well as our combined businesses as a whole. This limited operating experience could require additional management resources, and may disadvantage us in relation to competitors with more experienced management in these industry segments. Such factors could result in increased expenses, reduced revenues and loss of market share, any of which could cause our stock price to fluctuate or decline.

We may fail to identify or successfully acquire businesses, content and images that would otherwise enhance our product offerings to our customers and users, and as a result our revenue may decrease or fail to grow.

We have acquired and intend to continue to acquire, where appropriate opportunities arise, businesses, content and images as a key component of our growth strategy. We may not be successful in identifying, appropriate acquisition opportunities and, as a result, our growth strategy could be adversely affected. If we identify an appropriate acquisition opportunity, we might not be able to negotiate the terms of the acquisition successfully or finance the transaction. In order to finance any strategic acquisitions, one or more of which may be very significant to our company, we may have to incur additional indebtedness, use our existing cash or credit facilities and/or issue securities. We may be unable to obtain adequate financing for acquisitions on terms and conditions acceptable to us. In order to finance acquisitions, we may sell equity securities at a discount to our common stock’s market value. Any issuance of equity securities may result in substantial dilution to existing stockholders, which may be increased as a result of any discount to our common stock’s market price. Any future acquisition or investment may result in amortization expenses related to intangible assets. If the market price for acquisition targets increases, or if we fail to acquire desired targets for this or any other reason, our business may fail to grow at historical rates or at all, and as a result our stock price could fluctuate or decline.

We may fail to successfully integrate or achieve expected synergies from recent or future acquisitions, which could result in increased expenses, diversion of management’s time and resources and a reduction in expected revenues, any of which could cause our stock price to fluctuate or decline.

We have recently acquired new businesses, content and images, in particular for our JupiterImages business, and expect to continue to make acquisitions in the future. With respect to recent and any future acquisitions, we may fail to successfully integrate our financial and management controls, technology, reporting systems and procedures, or adequately expand, train and manage our work force. The process of integration could take a significant period of time and will require the dedication of management and other resources, which may distract management’s attention from our other operations. If we make acquisitions outside of our core businesses, assimilating the acquired technology, services or products into our operations could be difficult and costly. Our inability to successfully integrate any acquired company, or the failure to achieve any expected synergies, could result in increased expenses and a reduction in expected revenues or revenue growth, and as a result our stock price could fluctuate or decline.

Given the tenure and experience of our CEO and President, and their guiding roles in developing our business and growth strategy since our inception, our growth may be inhibited or our operations may be impaired if we were to lose the services of either of them.

Our growth and success depends to a significant extent on our ability to retain Alan M. Meckler, our Chairman and Chief Executive Officer, and Christopher S. Cardell, our President and Chief Operating Officer. These persons have developed, engineered and stewarded the growth and operation of our business since its inception. The loss of the services of either of these persons could inhibit our growth or impair our operations and cause our stock price to decline.

Our CEO, President and other employees with specialized knowledge and expertise in the operation of one or more of our businesses could use that knowledge and expertise to compete against us, which could reduce our market share.

We do not have a non-competition agreement with Mr. Meckler or Mr. Cardell, or with any other member of management or any of our sales or technical personnel. As a result, we may not have any recourse if one or more of them were to terminate their employment and join a competitor or start up a competing venture. Competition from key employees or a defection by one or more of them to a competitor could harm our business and results of operations by strengthening our competitors and, as a result, reducing our market share and revenues.

Our quarterly operating results are subject to fluctuations, and our stock price may decline if we do not meet the expectations of investors and analysts.

Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter due to a number of factors, many of which are outside of our control. We believe that our online media revenues are subject to seasonal fluctuations because advertisers generally place fewer advertisements during the first and third calendar quarters of each year. Furthermore, Internet user traffic typically drops during the summer months, which reduces the number of advertisements to sell and deliver. Expenditures by advertisers tend to vary in cycles that reflect overall economic conditions as well as budgeting and buying patterns. Quarter-to-quarter results of our Events business will be impacted by the number and size of events we hold in each quarter. In addition, there may be fluctuations if events held in one period in a year are held in a different period in future years. Our overall revenues could be materially reduced in any period by a decline in the economic prospects of advertisers, IT professionals, business professionals and creative professionals or the economy in general, which could alter current or prospective customers’ spending priorities or budget cycles or extend our sales cycle for the period. Finally, we have engaged in a number of significant acquisitions in recent years which make it difficult to analyze our results and to compare them from period to period, including the acquisitions of the JupiterResearch business in July 2002, the JupiterImages business in June 2003 and the DevX.com assets in July 2003. Any future acquisitions will also make our results difficult to compare from period to period. Due to such risks, you should not rely on quarter-to-quarter comparisons of our results of operations as an indicator of our future results.

Because a limited number of advertisers constitute a significant portion of our revenues, our revenues could decline significantly if one or more of these advertisers were to cease advertising with us.

For the twelve months ended December 31, 2003, our top 20 advertisers accounted for 48% of our revenues. We expect that a limited number of advertisers will continue to account for a significant portion of our revenues. Moreover, we typically sell advertisements under purchase order agreements. Generally, these agreements are subject to cancellation by our advertisers with no minimum notice requirement. From time to time, our content may focus on areas that some of our advertisers find contrary to their commercial interests. In the event that this occurs, an advertiser may choose to reduce or terminate their commercial relationship with us. If we lose one or more of the advertisers that represent a material portion of the revenues we have generated to date, our business, results of operations and financial condition would suffer. In addition, if a significant advertiser fails to pay amounts it owes us, or does not pay those amounts on time, our revenues and our stock price could decline.

Our business may suffer if we are unable to maintain or enhance awareness of our brands or if we incur excessive expenses attempting to promote our brands.

Promoting and strengthening the JupiterWeb, internet.com, EarthWeb.com, DevX.com, ClickZ.com, JupiterImages, JupiterResearch and JupiterEvents brands is critical to our efforts to attract and retain users of our online media networks, advertisers, customers and clients for our content and research products, and to increase attendance at our events. We believe that the importance of brand recognition will likely increase due to the increasing number of competitors entering our markets. In order to promote these brands, in response to competitive pressures or otherwise, we may find it necessary to increase our marketing budget, hire additional marketing and public relations personnel or otherwise increase our financial commitment to creating and maintaining brand loyalty among our clients. If we fail to effectively promote and maintain our brands, or incur excessive expenses attempting to promote and maintain our brands, our business and financial results may suffer.

We have generated significant losses since inception and may not report positive net income in the future.

We had net losses of $102.2 million for the year ended December 31, 2001 and $511,000 for the year ended December 31, 2002, and net income of $1.4 million for the year ended December 31, 2003. As of December 31, 2003, we had an accumulated deficit of $139.4 million. 2003 was the first year in which we achieved profitability on an annual basis to date. Any failure to achieve profitability could deplete our current capital resources and reduce our ability to raise additional capital in the future. Our advertising, promotion and selling and general and administrative expenses are based on expectations of future revenues and are relatively fixed in the short term. These expenses totaled $21.4 million for the year ended December 31, 2003. If our revenues are lower than expected, we might not be able to quickly reduce spending. Any shortfall in revenues would have a direct impact on operating results for a particular quarter and these fluctuations could affect the market price of our common stock.

We may not successfully develop or acquire new and quality images which may inhibit the growth of our online images business.

The growth of our online images business depends in part upon our ability to provide our customers ready access to a large database of quality clipart, photos, animations and other images and content. Although our strategy is to continue to improve and increase the quality and number of our online images, we may not be able to develop or acquire new and quality content due to intense competition, lack of availability or other factors. Furthermore, the growth of our content and its overall quality may not keep pace with that of our competitors or the needs of our customers. Even if we are able to develop or acquire new content, we may not be able to successfully integrate that content into our existing inventory and systems. Failure to develop or acquire and successfully integrate new and quality content could inhibit the growth and success of our online images business.

Our JupiterEvents business may not succeed if we are unable to broaden our portfolio of event offerings by developing and executing on new and desirable event topics.

The success of our events business depends in part upon our ability to monitor rapidly changing market trends and to develop, adapt and expand our events to meet the evolving needs of existing and emerging target audiences. The process of researching, developing, launching and establishing profitability for a new event is inherently risky and costly and our efforts may not ultimately be successful or profitable. Since a relatively small number of event topics represents a significant portion of our overall events revenues, a significant decline in the performance of one or more of the events covering these topics could result in a material reduction of JupiterEvents’ revenues.

In addition, the market for desirable dates and locations for trade shows and conferences is highly competitive. If we cannot secure desirable dates and locations for our trade shows and conferences, the number of exhibitors and attendees could decrease and, consequently, JupiterEvents revenues could decrease.

The impairment of a significant amount of goodwill and intangible assets on our balance sheet could result in a decrease in earnings and, as a result, our stock price could decline.

In the course of our operating history, we have acquired numerous assets and businesses. Some of our acquisitions have resulted in the recording of a significant amount of goodwill and/or intangible assets on our financial statements. We had $29.9 million of goodwill and net intangible assets as of December 31, 2003, and expect to record a significant amount of goodwill as a result of our acquisition of Comstock Images on April 1, 2004. The goodwill and/or intangible assets were recorded because the fair value of the net tangible assets acquired was less than the purchase price. We may not realize the full value of the goodwill and/or intangible assets. As such, we evaluate goodwill and other intangible assets with indefinite useful lives for impairment on an annual basis or more frequently if events or circumstances suggest that the asset may be impaired. We evaluate other intangible assets subject to amortization whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. If goodwill or other intangible assets are deemed to be impaired, we would write off the unrecoverable portion as a charge to our earnings. If we acquire new assets and businesses in the future, as we intend to do, we may record additional goodwill and/or intangible assets. The possible write-off of the goodwill and/or intangible assets could negatively impact our future earnings and, as a result, the market price of our common stock could decline.

Our business, which is dependent on centrally located communications and computer hardware systems, is vulnerable to natural disasters, telecommunication failures, terrorism and similar problems, and we are not fully insured for losses caused by all of these incidents.

Our operations are dependent on our communications systems and computer hardware, most of which is located in a data center operated by Qwest Communications, Inc. These systems could be damaged by fire, floods, earthquakes, power loss, telecommunication failures and similar events. Our insurance policies have limited coverage levels for loss or damages in these events and may not adequately compensate us for any losses that may occur. In addition, terrorist acts or acts of war may cause harm to our employees or damage our facilities, our clients, our clients’ customers and vendors, or cause us to postpone or cancel, or result in dramatically reduced attendance at, our events, which could adversely impact our revenues, costs and expenses and financial position. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security, and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our business and results of operations in ways that cannot be presently predicted, and could cause our stock price to fluctuate or decline. We are predominantly uninsured for losses and interruptions to our systems or cancellations of events caused by terrorist acts and acts of war.

System failures and other events may prohibit users from accessing our networks, which could reduce traffic on our networks and result in decreased demand for advertising space.

Our networks must accommodate a high volume of traffic and deliver frequently updated information. They have in the past experienced, and may in the future experience, slower response times or decreased traffic for a variety of reasons. Since we became a public company in 1999, there have been three instances where our online networks as a whole have been inaccessible, the longest instance lasting approximately 60 minutes. Also, slower response times, which have occurred more frequently, can result from general Internet problems, routing and equipment problems involving third party Internet access providers, problems with third party advertising servers, increased traffic to our servers, viruses and other security breaches. We also depend on information providers to provide information and data feeds on a timely basis. Some of the services in our networks could experience temporary interruptions in service due to the failure or delay in the transmission or receipt of this information. In addition, our users depend on Internet service providers and online service providers for access to our online networks. Those providers have experienced outages and delays in the past, and may experience outages or delays in the future. Moreover, our Internet infrastructure might not be able to support continued growth of our online networks. Any of these problems could result in less traffic to our networks or harm the perception of our networks as reliable sources of information. Less traffic on our networks or periodic interruptions in service could have the effect of reducing demand for advertising on our networks, thereby reducing our advertising revenues.

Our network operations may be vulnerable to hacking, viruses and other disruptions, which may make our products and services less attractive and reliable.

Internet usage could decline if any well-publicized compromise of security occurs. “Hacking” involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may be required to expend capital and other resources to protect our Web sites against hackers. Our online networks could also be affected by computer viruses or other similar disruptive problems, and we could inadvertently transmit viruses across our networks to our users or other third parties. Any of these occurrences could harm our business or give rise to a cause of action against us. Providing unimpeded access to our online networks is critical to servicing our clients and providing superior customer service. Our inability to provide continuous access to our online networks could cause some of our clients to discontinue purchasing our products and services and/or prevent or deter our users from accessing our networks.

Our intellectual property is important to our business, and our failure to protect that intellectual property could result in increased expenses and adversely affect our future growth and success.

Trademarks, copyrights and other proprietary rights are important to our success and competitive position. Our failure to protect our existing intellectual property rights may result in the loss of exclusivity or the right to use our content and technologies. If we do not adequately ensure our freedom to use certain content and technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, and/or be enjoined from using this intellectual property.

We seek protection of our editorial content, digital images, logos, brands, domain names and software relating to our businesses, including the registration of our trademarks, service marks and copyrights both in the United States and in foreign countries. However, our actions may be inadequate to protect our trademarks, copyrights and other proprietary rights or to prevent others from claiming violations of their trademarks and other proprietary rights. We might not be able to obtain effective trademark, copyright, domain name and trade secret protection in every country in which we distribute our services or make them available through the Internet. For instance, it may be difficult for us to enforce certain of our intellectual property rights against third parties who may have inappropriately acquired interests in our intellectual property rights by filing unauthorized trademark applications in foreign countries to register our marks. It is also difficult and costly for us to police unauthorized use of our proprietary rights and information, particularly in foreign countries. We may not have, in all cases, conducted formal evaluations to confirm that our technology and products do not or will not infringe upon the intellectual property rights of third parties. As a result, we cannot be certain that our technology and products and services do not or will not infringe upon the intellectual property rights of third parties. If we were found to have infringed on a third party’s intellectual property rights, the value of our brands and our business reputation could be impaired, and sales of our products and services could suffer.

Although we generally obtain our content, including images for our JupiterImages business, from our employees or through work-for-hire arrangements, we also license content from third parties. In these license arrangements, we generally obtain representations as to origin and ownership of this content and the licensors have generally agreed to defend, indemnify and hold us harmless from any third party claims that this content violates the rights of another. However, we cannot be sure that these protections will be effective or sufficient or that we will be able to maintain our content on commercially reasonable terms.

In seeking to protect our trademarks, copyrights and other proprietary rights, or defending ourselves against claims of infringement brought by others, with or without merit, we could face costly litigation and the diversion of our management’s attention and resources, which could result in increased expenses and operating losses, any of which could cause our stock price to fluctuate or decline.

Our research business revenues and growth could suffer if we prove unable to anticipate market trends or if we fail to provide information that is useful to our clients.

The success of our JupiterResearch business, which accounted for 19.4% of our revenues for the year ended December 31, 2003, depends in large part on our ability to anticipate, research and analyze rapidly changing technologies and industries and on our ability to provide this information in a timely and cost-effective manner. If we are unable to continue to provide credible and reliable information that is useful to companies, our business and financial results may suffer.

Our research products and services focus on information technology and the Internet. The Internet is undergoing frequent and dramatic changes, including the introduction of new products and the obsolescence of others, shifting business strategies and revenue models, changing legal and regulatory environments, the formation of numerous new companies and high rates of growth. Because of these rapid and continuous changes in the Internet markets, we face significant challenges in providing timely analysis and advice. Many of the industries and areas on which we focus are relatively new, and it is very difficult to provide predictions and projections as to the future marketplace, revenue models and competitive factors. In addition, many companies have not embraced the use of the Internet as a medium and are unclear as to how to allocate corporate resources effectively. As a result, some companies may conclude that our research products are not useful to their businesses. Further, the need to continually update our research requires the commitment of substantial financial and personnel resources.

If our predictions or projections prove to be wrong, if we are unable to continually update our information, or if companies do not agree with our analysis of market trends and the areas on which we choose to focus, our reputation may suffer and demand for our research products and services may decline.

If we fail to maintain an effective direct sales force, our revenues could decline significantly.

We depend primarily on our direct sales force to sell advertising on our online networks as well as for the sales of our research products and events. We also depend on our sales force to enter into e-commerce agreements. This dependence involves a number of risks, including:

•	the need to increase the size of our direct sales force;

•	the need to hire, retain, integrate and motivate additional sales and sales support personnel;

•	lack of experience of our new sales personnel; and

•	competition from other companies in hiring and retaining sales personnel.

Our revenues could decline if we fail to maintain an effective direct sales force, and as a result our stock price could decline.

Intense competition in each of our businesses could reduce our market share, which could result in a decrease in revenue.

The market for Internet-based services is intensely competitive and rapidly changing. Since the advent of commercial services on the Internet, the number of online services competing for users’ attention and spending has proliferated. We expect that competition will continue to intensify. We compete with other companies, which direct a portion of their overall Web content at the IT and Internet professional community, such as CNET, Inc., CMP Media Inc., International Data Group, Open Source Development Network, Inc. and Ziff-Davis, Inc. We also compete for circulation and advertising impressions with general interest portal and destination Web sites as well as traditional media.

In the market for research products and services, our principal competitors are Forrester Research, Inc., Gartner Inc., META Group, Inc. and IDC, a subsidiary of International Data Group. Numerous other companies, however, compete with us both domestically and internationally in providing research and analysis related to a specific industry or geographic area. In addition, we face increased direct and indirect competition from IT research firms, business consulting firms, electronic and print publishing companies and equity analysts employed by financial services companies.

Our events compete for exhibitors and attendees with other technology related trade shows, including personal computer and computer network related shows, produced by companies such as International Data Group and MediaLive International, Inc. (f/k/a Key3Media, Inc.). Some of our competitors are affiliated with major publishers of technology related books and magazines.

In the market for online images, we compete primarily with Getty Images, Inc. and Corbis Corporation. We also compete with smaller image aggregators throughout the world.

Many of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we have. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sale of their products and services than we can. As a result, we could lose market share to our competitors in one or more of our business and our revenues could decline.

We may not be able to attract and retain qualified personnel, which could impact the quality of our content and services and the effectiveness and efficiency of our management, resulting in increased costs and losses in revenue.

Our success also depends on our ability to attract and retain qualified technical, sales and marketing, customer support, financial and accounting, legal and other managerial personnel. The competition for personnel in the industries in which we operate is intense. Our personnel may terminate their employment at any time for any reason. Loss of personnel may also result in increased costs for replacement hiring and training. If we fail to attract new personnel or retain and motivate our current personnel, we may not be able to operate our businesses effectively or efficiently, serve our customers properly or maintain the quality of our content and services.

We face potential liability for information and images that we publish or distribute, provide at events or disseminate through our research analysts.

Due to the nature of content published on our online networks and disseminated at our events, including content placed on our online networks by others, and as a publisher and distributor of both images and of original research, market projections and trend analyses, we face potential liability based on a variety of theories, including defamation, negligence, copyright or trademark infringement, personal injury or other legal theories based on the nature, publication or distribution of this information. Such claims may also include, among others, claims that by providing hypertext links to Web sites operated by third parties, we are liable for wrongful actions by those third parties through these Web sites. Similar claims have been brought, and sometimes successfully asserted, against online services. It is also possible that users could make claims against us for losses incurred in reliance on information provided on our networks. Such claims, whether brought in the United States or abroad, could divert management time and attention and result in significant cost to investigate and defend, regardless of the merit of these claims. In addition, if we become subject to these types of claims and are not successful in our defense, we may be forced to pay substantial damages. Our insurance may not adequately protect us against these claims. The filing of these claims may also damage our reputation as a high-quality provider of unbiased, timely analysis and result in client cancellations or overall decreased demand for our products and services.

Risks Related to the Information Technology and Internet Industries

A lack of continued growth in the use of information technology and the Internet could inhibit the growth of our business.

Our market is relatively new and rapidly evolving. If information technology or Internet usage does not continue to grow or declines, the use of our networks could decrease or fail to increase and the growth of our business could decline. Information technology and Internet usage may be inhibited for a number of reasons, including:

•	inadequate network infrastructure;

•	security concerns;

•	inconsistent quality of service;

•	lack of availability of cost-effective and high-speed service; and

•	changes in government regulation and other law.

If information technology and Internet usage grows, the Internet infrastructure might not be able to support the demands placed on it by this growth or its performance and reliability may decline. In addition, future outages and other interruptions occurring throughout the Internet could lead to decreased use of our networks and would therefore harm our business.

If we are unable to adapt to the relatively new and rapidly changing Internet advertising environment, we may be unable to attract advertisers to our networks and our revenues could suffer.

The Internet is a relatively new advertising medium and advertisers that have historically relied upon traditional advertising media may be reluctant to advertise on the Internet. In addition, advertisers that have already invested substantial resources in other advertising methods may be reluctant to adopt a new strategy. Moreover, filtering software programs that limit or prevent advertising from being delivered to an Internet user’s computer are now more effective and widely available. Widespread adoption of this filtering software by Internet users could impair the commercial viability of Internet advertising. Our business would suffer a decrease in revenues if the market for Internet advertising fails to recover from its recent downturn or develops more slowly than expected.

In addition, several pricing models have emerged for selling advertising on the Internet. Our advertising is sold principally on a cost-per-impression basis. We also offer advertising based on certain cost-per-action models. Pricing models continue to emerge and our advertising revenue could suffer if we are unable to adapt to this evolving environment.

Legal uncertainties could add additional costs and risks to doing business on the Internet, which would cause an increase in the costs and risks associated with operating our business.

Legal standards relating to the validity, enforceability and scope of protection of proprietary rights in Internet-related businesses and digital rights are uncertain and still evolving. As a result, we cannot assure the future viability or value of our proprietary rights. We might not have taken adequate steps to prevent the misappropriation or infringement of our intellectual property. Any such infringement or misappropriation, should it occur, might decrease the value of our intellectual property and undermine our competitive advantage with respect to such property, resulting in impairment of our business, results of operations and financial condition. In addition, we may have to file lawsuits in the future to perfect or enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. These lawsuits could result in substantial costs and divert our resources and the attention of our management, which could reduce our earnings and cause our stock price to decline.

Regulation could reduce the value of our domain names.

We own the Internet domain names “Jupitermedia.com,” “JupiterWeb.com,” “Jupiterimages.com,” “Jupiterresearch.com,” “Jupiterevents.com,” “internet.com,” “EarthWeb.com,” “DevX.com,” “ClickZ.com,” “ArtToday.com” and “Comstock.com,” as well as numerous other domain names both in the United States and internationally. Domain names generally are regulated by Internet regulatory bodies. The regulation of domain names in the United States and in foreign countries is subject to change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we might not acquire or maintain the “Jupitermedia.com,” “JupiterWeb.com,” “Jupiterimages.com,” “Jupiterresearch.com,” “Jupiterevents.com,” “internet.com,” “EarthWeb.com,” “DevX.com,” “ClickZ.com”, “ArtToday.com” or “Comstock.com” domain names, or comparable domain names, in all the countries in which we conduct business. Because our domain names are important assets which increase our value and contribute to our competitive advantage through name recognition and reputation, a failure to acquire or maintain such domain names in certain countries could inhibit our growth. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is still evolving. Therefore, we might be unable to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. Any impairment in the value of these important assets could cause our stock price to decline.

Changes in laws and standards relating to data collection and use practices and the privacy of Internet users and other individuals could impair our efforts to advertise our products and services and thereby decrease our advertising revenue.

We collect information from our customers that register for services or respond to surveys. We may use this information to inform our customers of our products and services that may be of interest to them. We may also share this information with our advertising clients if our customers have elected to receive additional promotional materials within a specified topic. The U.S. federal and various state governments have recently adopted or proposed limitations on the collection, distribution and use of personal information of Internet users. The European Union adopted a directive that may limit our collection and use of information from Internet users in Europe. In addition, growing public concern about privacy and the collection, distribution and use of personal information has led to self-regulation of these practices by the Internet advertising and direct marketing industry and to increased federal and state regulation. Since many of the proposed laws or regulations are just being developed, we cannot yet determine the impact these regulations may have on our business. Although our compliance with all applicable federal and state laws and regulations has not hurt our business, additional, more burdensome federal or state laws or regulations, including consumer privacy laws, could be enacted or applied to us or our customers. Such laws or regulations could impair our ability to collect customer information which helps us to provide more targeted advertising for our customers, thereby impairing our ability to maximize advertising revenue from our advertising clients.

Taxation of online commerce in certain states or jurisdictions could result in a decrease in sales and an increase in compliance costs, either of which could cause our stock price to decline.

Tax authorities in a number of states, as well as a Congressional advisory commission, are currently reviewing the appropriate tax treatment of companies engaged in online commerce, and new state tax regulations may subject us to additional state sales and other taxes. We do not currently collect taxes on the sales of our products and services in any state other than Arizona. If one or more local, state or foreign jurisdictions impose sales tax collection obligations on us, we may suffer decreased sales into such state or jurisdiction as the effective cost of purchasing goods from us increases for those residing in these states or jurisdictions. We may also be subject to value added and other taxes if we sell merchandise to customers located in the European Union and we may incur significant financial and organizational burdens in order to set up the infrastructure required to comply with applicable tax regulations.

The information technology and Internet industries are characterized by rapid technological change, which could require frequent and costly technological improvements and, if we fail to continually improve our content offerings and services, we could cease to be competitive in our businesses.

Rapid technological developments, evolving industry standards and user demands, and frequent new product introductions and enhancements characterize the market for Internet products and services. These market characteristics are exacerbated by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. Our future success and competitive edge will depend on our ability to continually improve our content offerings and services. In addition, the widespread adoption of developing multimedia-enabling technologies could require fundamental and costly changes in our technology and could fundamentally affect the nature, viability and measurability of Internet-based advertising, which could harm our advertising revenues.

Risks Related to This Offering

Our stock price could continue to be extremely volatile, making an investment in our common stock less predictable and more risky, and could spur costly litigation against us.

The market price of our common stock has fluctuated in the past and is likely to continue to be highly volatile. For example, the market price of our common stock has ranged from $0.96 per share to $72.25 per share since our initial public offering in June 1999. The stock market has experienced extreme price and volume fluctuations and the market prices of securities of technology companies, particularly Internet-related companies, have been highly volatile. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against such a company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.

Our management, which has broad discretion over the use of proceeds from this offering, might fail to spend these proceeds effectively or in a manner that is consistent with the expectations of investors, and as a result our stock price could decline.

Our management will have broad discretion with respect to the use of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of these proceeds. The failure of management to spend these proceeds effectively could result in failed investments and lost business opportunities, which could cause our stock price to decline. After we retire the outstanding borrowings under our credit facilities with the proceeds from this offering, we plan to invest any remaining proceeds in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return.

Because our stock ownership is heavily concentrated in Alan M. Meckler, our Chairman and CEO, Mr. Meckler will be able to influence and control matters requiring stockholder approval.

As of December 31, 2003, Alan M. Meckler beneficially owned approximately 52.4% of our outstanding common stock, and after giving effect to this offering Mr. Meckler will beneficially own approximately 44.2% of our outstanding common stock. As a result of his beneficial ownership, Mr. Meckler, acting alone or with others, is able to influence and control matters requiring stockholder approval, including the election of directors and approval of significant transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company, which some investors might deem to be in the best interests of the stockholders.

Shares eligible for public sale after this offering could adversely affect our stock price.

The market price of our common stock could decline as a result of sales of shares by our existing stockholders after this offering, or the perception that such sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After this offering, we will have 29,854,627 shares of common stock outstanding. Our executive officers, directors and the selling stockholders have agreed not to sell a total of 14,820,589 shares of our common stock, as well as any additional shares of common stock issued upon the exercise of outstanding options, for a period of 90 days after the date of this prospectus without the consent of Piper Jaffray & Co. Upon the expiration of this 90-day period, these executive officers, directors and the selling stockholders will be free to sell their shares in the public markets, subject to compliance with federal and state securities laws. In addition, from time to time we have registered for resale the 10,000,000 shares of our common stock reserved for issuance under our employee stock plan. As of December 31, 2003, options to purchase 7,249,633 shares of our common stock were outstanding and the shares underlying those options, less the 670,497 shares underlying options being exercised immediately prior to, and in connection with, this offering, will be eligible for sale in the public market from time to time subject to vesting and, in the case of some stock options, the expiration of lock-up agreements. On September 10,

2003, 750,000 shares of our common stock held by certain stockholders were registered for resale through a registration statement filed with the Securities and Exchange Commission. The sale, or potential sale, of a significant number of additional shares of our common stock may cause the price of our common stock to fall.

New investors will suffer immediate and substantial dilution in the net tangible book value of the common stock they purchase.

The price per share in this offering is substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. The net tangible book value per share of our common stock was $0.33 as of December 31, 2003. As a result, investors purchasing common stock in this offering at an assumed offering price of $             per share will incur immediate dilution of approximately $             per share if we sell all of the shares offered through this prospectus, excluding the underwriters’ over-allotment. Investors purchasing stock in this offering could receive significantly less than the full purchase price that they paid for their shares in the event of a liquidation of our company. Any exercise of outstanding stock options, as well as any future equity issuances, may result in further dilution to investors.

You are unlikely to be able to exercise effective remedies against Arthur Andersen LLP, our former independent public accountants.

Although we have dismissed Arthur Andersen LLP (“Arthur Andersen”) as our independent public accountants and have now engaged Deloitte & Touche LLP, our consolidated financial statements for the year ended December 31, 2001 included in our Annual Report on Form 10-K for the year ended December 31, 2003 and incorporated by reference into this prospectus were audited by Arthur Andersen. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation of Enron Corporation. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen guilty of these federal obstruction of justice charges. In light of the jury verdict and the underlying events, Arthur Andersen subsequently substantially discontinued operations and dismissed essentially its entire workforce. You are therefore unlikely to be able to exercise effective remedies or collect judgments against Arthur Andersen. In addition, Arthur Andersen has not consented to the inclusion of its report in this prospectus, and the requirement to file its consent has been dispensed with in reliance on Rule 437a under the Securities Act of 1933. Because Arthur Andersen has not consented to the inclusion of its report in this prospectus, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act of 1933 for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements.

Our charter documents and the Delaware General Corporation Law may inhibit a takeover, even if such takeover would be beneficial to our stockholders.

Our Amended and Restated Certificate of Incorporation, bylaws and the Delaware General Corporation Law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders. Our Amended and Restated Certificate of Incorporation allows our board of directors to issue preferred stock that may have rights and preferences that are superior to those of our common stock, which could deter a potential acquiror. Our bylaws provide that a special meeting of stockholders may only be called by our Board, Chairman of the Board, Chief Executive Officer or President or at the request of the holders of a majority of the outstanding shares of our common stock, which could deter a potential acquiror or delay a vote on a potentially beneficial change in control transaction until the annual meeting of stockholders.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Generally, you can identify these statements because they include words and phrases like “expect,” “estimate,” “anticipate,” “predict,” “believe,” “plan,” “will,” “should,” “intend” and similar expressions and variations. These statements are only predictions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which cannot be foreseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, among others, the risks we face that are described in the section entitled “Risk Factors” and elsewhere in this prospectus.

We believe it is important to communicate our expectations to our investors. There may be events in the future, however, that we are unable to predict accurately or over which we have no control. The risk factors listed on the previous pages, as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in the previous risk factors and elsewhere in this prospectus could negatively impact our business, operating results, financial condition and stock price.

USE OF PROCEEDS

The net proceeds from the sale of the 3,200,000 shares of our common stock offered by us are estimated to be $             million. Net proceeds reflects the sale of 3,200,000 shares of common stock offered by us at the assumed public offering price of $             per share, less underwriting discounts and commissions and estimated offering expenses, and further reflects the exercise of options to purchase an aggregate of 670,497 shares of common stock by certain selling stockholders immediately prior to, and in connection with, this offering for an aggregate exercise price of $1.4 million. Other than the $1.4 million aggregate exercise price proceeds, we will not receive any proceeds from the sale of common stock by the selling stockholders in this offering.

We expect to use part of the net proceeds from this offering to repay any outstanding indebtedness under credit facilities with HSBC Bank USA, or HSBC. We currently owe $4.0 million under these credit facilities, which amount was borrowed on April 1, 2004 in connection with our acquisition of Comstock Images on April 1, 2004. This loan bears interest at a rate of 3.1% per annum and is due and payable on March 31, 2005. In addition, we expect to borrow an additional $8.0 million under our HSBC credit facilities in order to finance the second installment of the purchase price for Comstock Images, which installment is due upon the fulfillment of certain conditions specified in our purchase agreement. We expect to make this payment and incur this additional indebtedness on or prior to April 13, 2004. Our credit facilities with HSBC provide for borrowings of up to $23 million in the aggregate and are described more fully in this prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Upon the repayment of outstanding indebtedness under our HSBC credit facilities with proceeds from this offering, we expect that the guarantees of these credit facilities by Alan M. Meckler, our Chairman and CEO, and his wife will be terminated.

In addition to the repayment of outstanding indebtedness to HSBC, we expect to use the net proceeds for potential strategic acquisitions of businesses, content and images complementary to our existing business lines and general corporate purposes, including working capital and expansion of content and editorial, information technology, marketing and sales activities. From time to time we engage in discussions with potential acquisition candidates, and we are currently considering potential strategic acquisitions. However, we have no current binding commitments or agreements with respect to any acquisitions, and we may not make those or any other acquisitions. The amounts actually expended for working capital purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and the other factors described under “Risk Factors.” Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. Pending such uses, the net proceeds of this offering will be invested in short-term, interest-bearing, government securities.

PRICE RANGE OF OUR COMMON STOCK

Our common stock began trading publicly on the Nasdaq Stock Market on June 25, 1999, under the symbol “INTM.” Prior to that date, there was no public market for our common stock. In September 2002, effective with the change in our corporate name to Jupitermedia Corporation, our ticker symbol was changed to “JUPM.” The following table sets forth for the periods indicated the high and low sale prices of our common stock.

	High	Low
Year ended December 31, 2002
First Quarter	$3.54	$1.91
Second Quarter	3.50	1.80
Third Quarter	2.44	1.40
Fourth Quarter	2.81	1.55

Year ended December 31, 2003
First Quarter	3.05	2.37
Second Quarter	4.88	2.63
Third Quarter	4.70	3.55
Fourth Quarter	6.10	4.35

Year ended December 31, 2004
First Quarter	12.11	4.60
Second Quarter (through April 8, 2004)	13.25	11.45

As of April 2, 2004, there were 74 holders of record of our common stock, although we believe that the number of beneficial owners of our common stock is substantially higher.

DIVIDEND POLICY

We have never declared or paid a cash dividend and do not anticipate doing so in the foreseeable future. We expect to retain earnings to finance the expansion and development of our business. The terms of our credit facilities with HSBC Bank USA prohibit us from paying dividends for so long as the facility remains outstanding. In any event, any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations and capital requirements.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2003, on an historical basis and on an as adjusted basis to reflect the sale of 3,200,000 shares of common stock offered by us at the assumed public offering price of $             per share, less underwriting discounts and commissions and estimated offering expenses, and further reflects the exercise of options to purchase an aggregate of 670,497 shares of common stock by certain selling stockholders immediately prior to, and in connection with, this offering for an aggregate exercise price of $1.4 million.

	As of December 31, 2003
	Actual	As adjusted
	(dollars in thousands, except share data)
Preferred stock, $.01 par value, 4,000,000 shares authorized, no shares issued and outstanding	$—		$—
Common stock, $.01 par value, 75,000,000 shares authorized, 25,984,130 shares issued and 29,854,627 shares issued on an as adjusted basis at December 31, 2003	260
Additional paid-in capital	177,629
Accumulated deficit	(139,427)		(139,427)
Treasury stock, 65,000 shares, at cost	(106)		(106)
Accumulated other comprehensive income	3		3

Total stockholders’ equity and capitalization	$38,359	$

See “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and notes included elsewhere in this prospectus.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with the financial statements of Jupitermedia, the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands, except per share data)
Statement of Operations Data:
Revenues	$16,085	$52,083	$43,965	$40,697	$46,991
Cost of revenues	8,366	22,991	22,101	16,757	21,511

Gross profit	7,719	29,092	21,864	23,940	25,480

Operating expenses:
Advertising, promotion and selling	7,545	18,254	18,471	14,116	14,369
General and administrative	4,434	10,172	11,956	6,787	7,003
Depreciation	673	2,099	2,730	2,235	1,422
Amortization(1)	9,796	24,854	33,785	807	1,371
Impairment of intangibles(2)	—	—	54,184	—	—
Non-cash compensation charge(3)	7,975	—	—	—	—

Total operating expenses	30,423	55,379	121,126	23,945	24,165

Operating income (loss)	(22,704)	(26,287)	(99,262)	(5)	1,315

Income (loss) on investments and other, net	—	(216)	(1,946)	(205)	121
Interest expense	(92)	—	—	—	(26)
Interest income	780	4,814	1,376	383	190

Income (loss) before income taxes, minority interests and equity loss from international and venture fund investments	(22,016)	(21,689)	(99,832)	173	1,600

Provision for income taxes	—	205	2	—	—
Minority interests	—	399	83	(40)	26
Equity loss from international and venture fund investments, net	—	(1,482)	(2,435)	(644)	(244)

Net income (loss)	$(22,016)	$(22,977)	$(102,186)	$(511)	$1,382

Basic net income (loss) per share	$(1.08)	$(0.92)	$(4.03)	$(0.02)	$0.05

Basic weighted average number of common shares	20,335	25,014	25,333	25,318	25,574

Diluted net income (loss) per share	$(1.08)	$(0.92)	$(4.03)	$(0.02)	$0.05

Diluted weighted average number of common shares	20,335	25,014	25,333	25,318	26,917

Footnotes on following page

(1)	We made 19 acquisitions in 1999 and 28 acquisitions in 2000. The goodwill associated with these acquisitions caused a significant increase in our amortization expense from 1999 through 2001. Amortization expense decreased from 2001 to 2002 due primarily to our adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” On January 1, 2002, SFAS No. 142 became effective and, as a result, we ceased amortizing goodwill.
(2)	Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The measurement for such impairment loss is based on estimated fair values. Fair values are determined based upon estimated future cash flows. During 2001, we determined that certain intangible assets associated with various acquired online media properties were impaired. As a result of this determination, we recorded a non-cash charge of $54.2 million for the year ended December 31, 2001 related to the impairment of acquired goodwill and trademarks.
(3)	In March 1999, while we were a limited liability company, we granted 4% of our total membership units at the time to certain of our employees. As these membership units vested upon the completion of our initial public offering in June 1999, we recorded an $8.0 million compensation charge concurrent with the completion of our initial public offering on June 25, 1999.

	As of December 31,
	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$17,943	$59,979	$25,100	$25,451	$9,567
Working capital	11,821	52,314	22,926	21,312	5,646
Total assets	68,390	162,172	45,787	48,385	56,038
Total equity	56,015	137,483	35,338	34,854	38,359

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and the accompanying notes which appear elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to our future plans, objectives, beliefs, expectations and intentions. These statements may be identified by the use of words such as “expects,” “anticipates,” “believes,” “intends,” “plans” and similar expressions. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed below and in “risk factors” and elsewhere in this prospectus.

Overview

We are a global provider of original online information, images, research and events for information technology, or IT, business and creative professionals. Our operations are classified into four principal segments: Online media, Online images, Research and Events.

Online media.    Online media includes JupiterWeb, which consists of our internet.com, EarthWeb.com, DevX.com and ClickZ.com networks of over 150 Web sites and over 150 e-mail newsletters that generated, as of March 2004, over 210 million page views monthly.

We generate our Online media revenues from:

•	advertising and custom publishing on our Web sites, e-mail newsletters, online discussion forums and moderated e-mail discussion lists;

•	renting our permission based opt-in e-mail list names;

•	paid subscription services for our paid e-mail newsletters and services;

•	e-commerce agreements, which generally include a fixed fee for advertising and either a bounty for new customer accounts or revenue sharing;

•	licensing our editorial content, software and brands to third parties for fixed fees and royalties based on the licensee’s revenues generated by the licensed property; and

•	advertiser sponsorships for our Webinars.

The principal costs of our Online media business relate to payroll for our editorial, technology and sales personnel as well as technology related costs for facilities and equipment.

Online images.    Online images include our JupiterImages network, which is a Web-based paid subscription image resource serving creative professionals.

We generate our Online images revenues primarily from paid subscriptions that provide access to our image libraries. Customers may purchase subscriptions, which are offered based on a variety of prices and terms, to access our image libraries. Once a customer becomes a subscriber, they have the ability to obtain copies of images within our image libraries.

The principal costs of our Online images business relate to production and marketing personnel, technology infrastructure, royalties for images that we license, lead generation fees for sales referrals and credit card processing fees.

Research.    Research includes our JupiterResearch business which provides clients with original and proprietary information to better understand how the Internet and new technologies impact marketing and commerce.

We generate our Research revenues primarily from the sale of our syndicated research products. These products deliver data and analysis via written research reports and analyst inquiry. Our syndicated research is typically sold on an annual subscription basis. We also generate revenue through the sale of our custom research product, which delivers specific research based on the needs of our customers.

The principal costs of our Research business relate to analyst and sales personnel and costs to acquire third party research data.

Events.    Events include our JupiterEvents business that produces offline events focused on IT and business-specific topics that are of interest to our users.

We generate our Events revenues from attendee registrations, the purchase of exhibition space by exhibitors who pay a fixed price per square foot of booth space and advertiser and vendor sponsorships. The results of our Events business vary with the topics, frequency and timing of the events we produce.

The principal costs of our Events business relate to operations and sales personnel, venue and speaker costs and advertising expenses to attract attendees to our events.

Recent Acquisitions

On April 1, 2004, we acquired substantially all of the assets of Comstock, Inc., or Comstock Images, for $20.85 million in cash and the assumption of certain limited liabilities including accrued vacation and obligations to fulfill certain contractual commitments. Comstock Images, which will be integrated into our JupiterImages business, has been in the stock imagery business since 1976 and possesses an extensive archive of over 500,000 wholly owned commercial stock images. We are financing the acquisition with cash on hand and through credit facilities provided by HSBC Bank USA, or HSBC, which provide for aggregate borrowings of up to $23 million.

Audited historical financial statements for Comstock Images for the years ended December 31, 2002 and 2003 have been set forth beginning on page F-57 of this prospectus. Unaudited pro forma financial information giving effect to our acquisition of Comstock Images and other recent acquisitions described below is contained in this prospectus beginning on page F-67.

During 2003, we made two significant acquisitions. On June 30, 2003, we acquired all of the stock of ArtToday, Inc., or ArtToday, from International Microcomputer Software, Inc., or IMSI, for $13.0 million in cash, 250,000 shares of our common stock and an earn-out that could result in an additional $4.0 million in cash consideration over the next two years. Earn-out payments are based on net revenue targets achieved by ArtToday for the period from July 1, 2003 to December 31, 2003; for the period from January 1, 2004 to June 30, 2004; and for the period from July 1, 2004 to June 30, 2005. Based upon the results of ArtToday for the period from July 1, 2003 to December 31, 2003, IMSI was paid $1.0 million in February 2004, representing the maximum amount that could have been earned for this earn-out period. With the acquisition of ArtToday we formed our Online images business, and therefore there are no financial results for this business prior to June 30, 2003. Revenues from our Online images business were 8.6% of consolidated revenues for the year ended December 31, 2003. In 2004, we renamed our Online images business that was formerly known as ArtToday to JupiterImages.

In addition, we acquired the assets of DevX.com, Inc., or DevX.com, on July 11, 2003 for $2.25 million in cash, 200,000 shares of our common stock and the assumption of $1.5 million in liabilities including accounts payable, accrued liabilities and obligations to fulfill contractual commitments. DevX.com is an online network that provides information and resources for software and Web developers. DevX.com contributed $2.0 million to our Online media revenues for the year ended December 31, 2003. We also made several smaller acquisitions to complement our current product and service offerings.

During 2002, we made one significant acquisition. On July 31, 2002, we acquired certain assets and assumed certain liabilities of the JupiterResearch business from Jupiter Media Metrix, Inc., or JMXI, for $250,000 and the assumption of $6.3 million in liabilities, including accounts payable, accrued liabilities and obligations to fulfill contractual commitments. With the acquisition of JupiterResearch we formed our Research business, and therefore there are no financial results for this business prior to July 31, 2002. Revenues from our Research business were 12.6% and 19.4% of consolidated revenues for the years ended December 31, 2002 and 2003, respectively.

In 2004, we expect to continue to develop and expand our current offerings through internal development and, where appropriate opportunities are identified, through acquisitions to drive revenue and earnings growth. In 2004, we expect to see continued growth in our business segments.

Results of Operations

Revenues

The following table sets forth, for the periods indicated, a year-over-year comparison of our revenues by segment:

				2001 vs. 2002		2002 vs. 2003
	2001	2002	2003	$	%	$	%
	(in thousands, except percentage data)
Online media	$37,478	$27,169	$24,991	$(10,309)	(28)%	$(2,178)	(8)%
Online images	—	—	4,018	—	—	4,018	—
Research	—	5,139	9,101	5,139	—	3,962	77
Events	5,172	7,271	8,279	2,099	41	1,008	14
Other	1,315	1,118	602	(197)	(15)	(516)	(46)

	$43,965	$40,697	$46,991	$(3,268)	(7)%	$6,294	15%

Online media.    During 2001, we began to experience a reduction in advertising revenues due to the general downturn in the U.S. economy, particularly related to technology spending. This decrease continued through 2002 and the first quarter of 2003. Beginning with the second quarter of 2003 and throughout the remainder of 2003, we experienced increases in revenues as conditions in the U.S. economy improved and advertisers, particularly technology companies, began to increase their advertising spending.

The following table sets forth, for the periods indicated, a year-over-year comparison of our Online media revenues including barter:

				2001 vs. 2002		2002 vs. 2003
	2001	2002	2003	$	%	$	%
	(in thousands, except percentage data)
Online media	$32,154	$23,948	$23,970	$(8,206)	(26)%	$22	—%
Barter	5,324	3,221	1,021	(2,103)	(40)	(2,200)	(68)

Total Online media	$37,478	$27,169	$24,991	$(10,309)	(28)%	$(2,178)	(8)%

The following table sets forth, for the periods indicated, the number of our Online media advertisers and the average revenue derived from each advertiser:

	Number of Advertisers	Average Revenue per Advertiser
	(dollars in thousands)
2001	1,027	$36
2002	668	41
2003	515	49

In addition, overall revenues from our Online media business decreased in 2003 as compared to 2002 and 2001, largely as a result of a decrease in barter revenue due primarily from the termination of a services agreement with Penton Media, Inc. in 2003. The decrease in barter revenues from 2001 to 2002 was due to a decrease in the number of barter transactions into which we entered. We do not believe the decrease in our barter revenues will have a material effect on our future operations.

We acquired the assets of DevX.com, Inc. on July 11, 2003 and this acquisition contributed $2.0 million to revenues in 2003.

Online images.    We acquired ArtToday on June 30, 2003, and therefore there are no financial results for the Online images business prior to this date. The $4.0 million of revenues in 2003 represents the revenues of ArtToday from July 1 through December 31, 2003. Revenues increased from $1.8 million in the third quarter of 2003 to $2.2 million in the fourth quarter of 2003, an 18.7% increase, due in part to increased average selling prices of our products and services. Subscription bookings for our Online images business increased from $2.1 million in the third quarter of 2003 to $2.5 million in the fourth quarter of 2003, a 19.4% increase.

Research.    We acquired our JupiterResearch business on July 31, 2002, and therefore there are no financial results for this segment prior to this date. The $5.1 million of revenues in 2002 from our JupiterResearch business represent the revenues for the period from August 1, 2002 through December 31, 2002.

The results of operations for JupiterResearch presented in the table above for 2002 represent the period from our acquisition date of July 31, 2002 through December 31, 2002. Revenues increased in 2003 due to our ownership of JupiterResearch for a full year in comparison to this five-month period in 2002. Had we owned the JupiterResearch business for the full year ended December 31, 2002, we believe our revenues and costs for this business would have been higher than the amounts presented for the five months ended December 31, 2002. In addition, we believe there would have been a loss from operations for this business during the year ended December 31, 2002. Following our acquisition, we began to see an increase in the renewal rates for our syndicated research contracts as renewing customers were informed of our acquisition and our plans to support and further develop the JupiterResearch business. In addition, we saw continued increases in renewal rates in 2003 as conditions in the U.S. economy improved, as we launched several new research coverage areas and as companies once again began investing in market research. We also saw an increase in the amount of custom research projects completed for our customers.

The following table sets forth, for the periods indicated, a quarter-by-quarter comparison of the JupiterResearch syndicated renewal rates for 2002 and 2003 since our acquisition in 2002:

	Percentage of Contract Value Renewed		Percentage of Number of Contracts Renewed
Fiscal Quarter Ended	2002	2003	2002	2003
March 31	N/A	49%	N/A	51%
June 30	N/A	67	N/A	69
September 30	33%	67	35%	72
December 31	44	91	53	81

The following table sets forth, as of the last day in the periods indicated, a quarter-by-quarter comparison of the JupiterResearch active contracts since our acquisition in 2002:

	Number of Active Contracts	Total Active Contract Value
Fiscal Quarter Ended	(dollars in thousands)
September 30, 2002	300	$13,336
December 31, 2002	291	12,867
March 31, 2003	217	8,646
June 30, 2003	221	8,119
September 30, 2003	222	7,668
December 31, 2003	241	8,082

Active contract value is defined as the total value of all active syndicated research contracts without taking into account the amount of revenue recognized to date or the amount of revenue available to be recognized in the future. The decrease in the number of contracts and the total active contract value from 2002 to 2003 is related to the general downturn in the U.S. economy that began in 2000. During 2003, we saw an increase in the number of customers and, during the fourth quarter of 2003, we began to see an increase in total value of our active contracts. While the active contract value per contract decreased during 2003, we believe the level of our active contract value per contract has stabilized.

Events.    The results of our Events business vary with the topics, frequency and timing of the events that we produce. We have made investments in events focused on specific vertical content areas that align with our other properties and, depending upon their success, we may or may not produce the events in the future. The following table sets forth, for the periods indicated, a year-over-year comparison of the number of events we produced and a listing of the amount of our revenues relating to sponsor and exhibitor, paid attendance and barter revenues during the periods shown:

	2001	2002	2003
	(dollars in thousands)
Number of events produced	18	39	26

Sponsor and exhibitor revenue	$3,134	$2,800	$3,978
Attendee revenue	1,990	3,421	4,043
Barter revenue	48	1,050	258

Total Events revenue	$5,172	$7,271	$8,279

Because the results of our Events business vary with the topics, frequency and timing of the events we produce, the trend of revenues per event that may be derived from the above information may not be indicative of future operating results.

Barter revenues vary from 2001 in 2003 in correlation to the number of barter transactions into which we entered.

Other.    Other revenues represent management fees from our management of the internet.com venture funds. Through I-Venture Management LLC, a wholly-owned subsidiary of Jupitermedia, we earn management fees for the day-to-day operations and general management of internet.com Venture Fund I LLC, internet.com Venture Fund II LLC and internet.com Venture Partners III LLC. Management fees range from 1.5% to 2.0% of the actively invested funded capital commitments of investors in these funds. Due to the decrease in the value of the investments within the venture funds from 2001 to 2003, the amount of management fee revenues decreased during these periods. Due to the scheduled liquidation and dissolution of internet.com Venture Fund II LLC and internet.com Venture Partners III LLC, these revenues will be negligible in 2004 and in the future. The liquidation and distribution of the assets of internet.com Venture Fund II LLC and internet.com Venture Partners III LLC is substantially complete, and we currently expect the dissolution of these funds to occur in the second half of 2004.

Backlog

The following is a summary of our backlog for each of our business segments as of December 31, 2002 and 2003:

	December 31, 2002	December 31, 2003
	(in thousands)
Online media	$5,300	$5,546
Online images	—	2,322
Research	4,761	4,430
Events	317	937

	$10,378	$13,235

Our Online media backlog consists of commitments for advertising, opt-in e-mail, list rental, e-commerce and licensing arrangements on our networks and subscriptions to our paid subscription services. Our Online images backlog consists of subscriptions to our JupiterImages products. Our Research backlog consists of subscriptions to our research products. Our Events backlog consists of prepayments of attendee registration fees and contracts for exhibition space and sponsorships. Substantially all of our backlog as of December 31, 2003 will be recognized as revenue in 2004.

Cost of revenues and gross profit

The following table sets forth, for the periods indicated, a year-over-year comparison of our cost of revenues and gross profit by segment:

Cost of revenues

				2001 vs. 2002		2002 vs. 2003
	2001	2002	2003	$	%	$	%
	(in thousands, except percentage data)
Online media	$18,975	$11,084	$10,329	$(7,891)	(42)%	$(755)	(7)%
Online images	—	—	1,300	—	—	1,300	—
Research	—	2,430	5,162	2,430	—	2,732	112
Events	3,126	3,243	4,720	117	4	1,477	46

	$22,101	$16,757	$21,511	$(5,344)	(24)%	$4,754	28%

Gross profit

				2001 vs. 2002		2002 vs. 2003
	2001	2002	2003	$	%	$	%
	(in thousands, except percentage data)
Online media	$18,503	$16,085	$14,662	$(2,418)	(13)%	$(1,423)	(9)%
Online images	—	—	2,718	—	—	2,718	—
Research	—	2,709	3,939	2,709	—	1,230	45
Events	2,046	4,028	3,559	1,982	97	(469)	(12)
Other	1,315	1,118	602	(197)	(15)	(516)	(46)

	$21,864	$23,940	$25,480	$2,076	9%	$1,540	6%

Gross profit %
	2001	2002	2003
Online media	49%	59%	59%
Online images	—	—	68
Research	—	53	43
Events	40	55	43
Other	100	100	100

	50%	59%	54%

Online media.    Cost of revenues primarily consists of payroll for editorial personnel, freelance costs, communications infrastructure and Web site hosting. Due to the economic downturn in 2001, we reduced the costs associated with our Online media business. The year-over-year reduction in cost of revenues from 2001 to 2003 was due primarily to reduced costs associated with editorial and freelance personnel. In addition, as we were able to obtain economies of scale with certain of our acquisitions, we were able to reduce costs related to communication infrastructure and Web site hosting.

The acquisition of the assets of DevX.com, Inc. added an additional $850,000 to cost of revenues in 2003.

We intend to make investments through internal development and, where appropriate opportunities arise, acquisitions to continue to expand our content offerings. We may need to increase our spending in order to create additional content related to new topics or offerings.

Online images.    Cost of revenues primarily consists of payroll costs for production personnel, communications infrastructure, Web site hosting, storage for our image library and royalties. We license a portion of our image library from third parties and pay them a portion of the revenues we receive from our customers as royalties. During 2003, royalty expense was $492,000. The amount we will pay in future royalties will vary in correlation to our revenues and the mix in the ownership of the images within our image library.

We intend to make investments through internal development and, where appropriate opportunities arise, acquisitions to continue to expand our image library and to substitute licensed images with images that we own that will result in reduced royalty expenses in the future. As we continue to make investments to increase the size of our image library, we may need to increase our spending for Web site hosting and storage costs.

Research.    Cost of revenues primarily consists of payroll costs related to research analysts and costs to acquire third party research data. Cost of revenues increased in 2003 due to our ownership of JupiterResearch for a full year in 2003 in comparison to a five-month period in 2002.

Gross profit percentage decreased due to a decrease in average monthly revenue in 2003 in comparison to 2002. The decrease in average monthly revenue is due to a decrease in the number and total value of active contracts. We do not expect the decrease in gross profit percentage to continue.

We intend to make investments in new research coverage areas where appropriate and this may result in increased costs related to hiring personnel and acquiring data to produce our research.

Events.    Cost of revenues primarily consists of payroll costs related to operations employees and event production costs such as venue and speaker costs. Costs of revenues have increased year-over-year from 2001 to 2003 due to the growth in the size of certain of our events and the launch of first-time events.

Gross profit percentage increased from 2001 to 2002 due to the growth of certain events and an increase in barter revenues. Gross profit percentage decreased from 2002 to 2003 due to a decrease in barter revenues and an increase in costs for the launch of first-time events. Gross profit percentage will continue to vary with the topics, frequency and timing of the events we produce in addition to the impact of launching first-time events.

We intend to continue to make investments to launch new events that align with our other properties. In addition, depending upon the success of certain events, we may increase the frequency of the number of times we run an event relating to a specific topic.

Advertising, promotion and selling

The following table sets forth, for the periods indicated, a year-over-year comparison of our advertising, promotion and selling expenses by segment:

				2001 vs. 2002		2002 vs. 2003
	2001	2002	2003	$	%	$	%
	(in thousands, except percentage data)
Online media	$16,452	$8,983	$6,278	$(7,469)	(45)%	$(2,705)	(30)%
Online images	—	—	508	—	—	508	—
Research	—	1,345	2,884	1,345	—	1,539	114
Events	2,019	3,788	4,699	1,769	88	911	24

	$18,471	$14,116	$14,369	$(4,355)	(24)%	$253	2%

Online media.    Advertising, promotion and selling expenses primarily consists of payroll costs for sales and marketing personnel. In addition, it includes costs related to marketing activities including barter. Due to the economic downturn in 2001, we were required to reduce the costs associated with our Online media business. The year-over-year reduction in advertising, promotion and selling expenses was due primarily to a reduction in payroll costs for sales personnel. In addition, costs associated with barter decreased over the same period. Barter expense was $2.9 million, $2.0 million and $110,000 for the years ended December 31, 2001, 2002 and 2003, respectively. The decrease in barter expense in 2003 was due primarily to the termination of a services agreement with Penton Media, Inc. in 2003. The decrease in barter revenue from 2001 to 2002 was due to a decrease in the number of barter transactions into which we entered. We do not believe the decrease in our barter expenses will have a material effect on our future operations.

The acquisition of the assets of DevX.com, Inc. added an additional $550,000 to advertising, promotion and selling expenses in 2003.

Online images.    Advertising, promotion and selling expenses primarily consists of payroll for marketing personnel, commissions to third parties for referrals, credit card transaction fees and advertising. During

2003, we paid $150,000 in commissions to third parties for referrals of customers to JupiterImages that resulted in sales. In addition, we paid $157,000 in credit card transaction fees for the sale of our JupiterImages products. The amount we will pay in the future for commissions to third parties for referrals and credit card transaction fees will vary in correlation to our revenues.

We incurred $87,000 in expenses in 2003 to advertise our JupiterImages products in various publications and to attend various trade shows. We will continue to advertise for these products in the future provided the return on the investment of such spending, as determined by the resulting sales, is justified.

Research.    Advertising, promotion and selling expenses primarily consists of payroll for sales and marketing personnel. Advertising, promotion and selling expenses increased in 2003 due to our ownership of JupiterResearch for a full year in 2003 in comparison to a five-month period in 2002.

Events.    Advertising, promotion and selling expenses primarily consists of sales and marketing personnel and advertising expense. Advertising, promotion and selling expenses have increased year-over-year from 2001 to 2003 due to increased payroll related costs for sales and marketing personnel and due to an increase in advertising for our events. Barter expense was $48,000, $1.0 million and $258,000 for the years ended December 31, 2001, 2002 and 2003, respectively. Barter expenses vary from 2001 to 2003 in correlation to the number of barter transactions into which we entered.

General and administrative

The following table sets forth, for the periods indicated, a year-over-year comparison of our general and administrative expenses by segment:

				2001 vs. 2002		2002 vs. 2003
	2001	2002	2003	$	%	$	%
	(in thousands, except percentage data)
Online media	$5,820	$217	$772	$(5,603)	(96)%	$555	256%
Online images	—	—	284	—	—	284	—
Research	—	569	1,066	569	—	497	87
Events	563	302	184	(261)	(46)	(118)	(39)
Other	5,573	5,699	4,697	126	2	(1,002)	(18)

	$11,956	$6,787	$7,003	$(5,169)	(43)%	$216	3%

Online media.    General and administrative expenses primarily consist of office related costs and provisions for losses on accounts receivable. The reduction in general and administrative expenses from 2001 to 2002 was due primarily to reduced provisions for losses on accounts receivable. During 2001, we experienced a higher rate of losses from the collection of our accounts receivable due to many customers being unable to pay their balances as result of the general economic downturn in the U.S. We recorded a $4.2 million expense related to losses from our accounts receivable in 2001. Our collection of receivables improved significantly in 2002 and 2003 and, as a result, we recorded a reduction from our allowance for doubtful accounts of $270,000 in 2002 and an increase of $89,000 in 2003. We believe the collection of our receivables has stabilized.

The acquisition of the assets of DevX.com, Inc. added an additional $228,000 to general and administrative expenses in 2003.

Online images.    General and administrative expenses primarily consists of payroll for administrative personnel, office related costs and professional fees.

Research.    General and administrative expenses primarily consists of payroll for administrative personnel, office related costs and professional fees. General and administrative expenses increased in 2003 due to our ownership of JupiterResearch for a full year in 2003 in comparison to a five-month period in 2002.

Events.    General and administrative expenses primarily consists of payroll for administrative personnel, office related costs and professional fees. The year-over-year decrease in general and administrative expenses from 2001 to 2003 relates primarily to a reduction in payroll costs for administrative personnel and a reduction in office related costs.

Other.    General and administrative expenses primarily consist of payroll costs for administrative personnel, office related costs and professional fees. The decrease in general and administrative expenses from 2002 to 2003 was due primarily to reduced office related costs for vacated premises that were recorded as an expense in 2002 and a reduction in legal fees due to the resolution of certain legal matters in 2003.

Depreciation and amortization

The following table sets forth, for the periods indicated, a year-over-year comparison of our depreciation and amortization expenses:

				2001 vs. 2002		2002 vs. 2003
	2001	2002	2003	$	%	$	%
	(in thousands, except percentage data)
Depreciation	$2,730	$2,235	$1,422	$(495)	(18)%	$(813)	(36)%
Amortization	33,785	807	1,371	(32,978)	(98)	564	70

Depreciation expense decreased from 2001 to 2003 due primarily to reduced capital expenditures and an increase in assets having already been fully depreciated.

Amortization expense decreased from 2001 to 2002 due primarily to our adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.” On January 1, 2002, SFAS No. 142, became effective and as a result, we ceased amortizing goodwill. Amortization expense increased from 2002 to 2003 due primarily to the acquisition of intangible assets from ArtToday, Inc. and DevX.com, Inc.

The acquisitions of ArtToday and the assets of DevX.com added an additional $433,000 and $86,000 to depreciation and amortization expense, respectively, in 2003. The acquisition of the JupiterResearch business added an additional $23,000 to depreciation and amortization expense in 2002.

Our depreciation and amortization expenses may vary in 2004 based upon a change in our capital expenditure levels, changes in any purchase accounting adjustments relating to the acquisitions of ArtToday and the assets of DevX.com or any acquisitions that may be completed during 2004.

Impairment of intangibles

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The measurement for such impairment loss is based on estimated fair values. Fair values are determined based upon estimated future cash flows. During 2001, we determined that certain intangible assets associated with various acquired Online media properties were impaired. As a result of this determination, we recorded a non-cash charge of $54.2 million for the year ended December 31, 2001 related to the impairment of acquired goodwill and trademarks.

Income (loss) on investments and other, net

The following table sets forth, for the periods indicated, a year-over-year comparison of our income (loss) on investments and other, net:

				2001 vs. 2002		2002 vs. 2003
	2001	2002	2003	$	%	$	%
	(in thousands, except percentage data)
Income (loss) on investments and other, net	$(1,946)	$(205)	$121	$1,741	89%	$326	N/M

We determined that the declines in value from our accounting basis for certain of our investments in internet.com venture fund portfolio companies was other than temporary. During the years ended December 31, 2001, 2002 and 2003, Jupitermedia recognized losses of $1.9 million, $407,000, and $21,000, respectively, related to investment impairment, net of a gain on the sales of assets and foreign exchange transactions of $241,000 for the year ended December 31, 2002. During 2003, Jupitermedia recognized income of $101,000 relating to foreign exchange transactions. Foreign currency translation income or loss relates to translation adjustments for our international operations.

Interest expense and interest income

The following table sets forth, for the periods indicated, a year-over-year comparison of our interest expense and interest income:

				2001 vs. 2002		2002 vs. 2003
	2001	2002	2003	$	%	$	%
	(in thousands, except percentage data)
Interest expense	$—	$—	$(26)	$—	—%	$(26)	—%
Interest income	1,376	383	190	(993)	(72)	(193)	(50)

Interest expense relates to long-term financing arrangements assumed as part of the acquisition of ArtToday.

The year-over-year decrease in interest income from 2001 to 2003 was due to the overall decrease in interest rates received on our cash accounts and lower average cash balances resulting from multiple acquisitions, including our acquisitions of JupiterResearch in July 2002, ArtToday in June 2003 and DevX.com in July 2003.

Provision for income taxes

We recorded a provision for income taxes of $2,000 for the year ended December 31, 2001 based upon estimated foreign tax rates and did not record a provision for foreign income taxes for the years ended December 31, 2002 and 2003, as we did not have foreign source income.

As of December 31, 2003, we had $32.1 million of net operating losses for federal income tax purposes, which begin to expire in 2018. We also had $15.1 million of net operating losses for state income tax purposes, which begin expiring in 2006.

Minority interests

Minority interests represent the minority stockholders’ proportionate share of profits or losses of our majority-owned Japanese subsidiary, Japan.internet.com KK, which is our online media business focused on Japan.

Equity loss from international and venture fund investments, net

Equity loss represents our net equity interests in the investments in internet.com venture funds and international joint ventures. The year-over-year decrease from 2001 to 2003 in the amount of our equity losses from venture fund investments and other was due primarily to a reduction in the write-downs of portfolio investments by the internet.com venture funds. The remaining carrying value of our investments in our venture funds was $710,000 as of December 31, 2003.

Liquidity and Capital Resources

The following table sets forth, for the periods indicated, a year-over-year comparison of the key components of our liquidity and capital resources:

				2001 vs. 2002		2002 vs. 2003
For the year ended December 31:	2001	2002	2003	$	%	$	%
	(in thousands, except percentage data)
Operating cash flows	$(5,387)	$2,066	$1,393	$7,453	N/M	$(673)	(33)%
Investing cash flows	(29,548)	(1,617)	(17,683)	27,931	(95)%	(16,066)	994
Financing cash flows	55	(98)	378	$(153)	N/M	476	N/M
Capital expenditures	(1,880)	(166)	(227)	1,714	(91)	(61)	37

As of December 31:
Cash and cash equivalents	25,100	25,451	9,567	351	1	(15,884)	(62)
Accounts receivable, net	6,527	7,521	10,281	994	15	2,760	37
Working capital	22,926	21,312	5,646	(1,614)	(7)	(15,666)	(74)

Since inception, we have funded operations primarily with cash proceeds from our initial and follow-on public offerings of our common stock in June, 1999 and February, 2000, respectively. Cash decreased in 2003 primarily due to our acquisitions of ArtToday and of the assets of DevX.com, which resulted in cash payments of $13.0 million and $2.25 million, respectively.

Cash provided by operating activities decreased in 2003 due primarily to changes in accounts receivable and prepaid expenses and other, offset by increased net income and deferred revenues. In 2003, accounts receivable increased due to the increase in sales during the year. Deferred revenues increased primarily due to the acquisition of ArtToday. Prepaid expenses and other increased due to new prepaid database licensing and maintenance agreements and an increase in prepaid royalties resulting from our acquisition of ArtToday. During 2002, cash provided by operating activities was primarily due to decreased levels of net losses, net non-cash expenses of $2.6 million and an increase in accrued expenses. Accrued expenses increased primarily due to payroll related costs.

We made two acquisitions in 2001, four in 2002 and seven in 2003. The amounts of cash used in investing activities vary in correlation to the number and value of the acquisitions consummated. Net cash used in investing activities in 2003 increased from cash used in 2002 primarily due to the acquisitions of ArtToday and DevX.com. As part of the acquisition of ArtToday, we are required to make earn-out payments totaling up to a maximum of $4.0 million based on net revenue targets achieved by ArtToday for the period from July 1, 2003 to December 31, 2003; for the period from January 1, 2004 to June 30, 2004; and for the period from July 1, 2004 to June 30, 2005. Based upon the results of ArtToday for the period from July 1, 2003 to December 31, 2003, IMSI was paid $1.0 million in February 2004 which represents the maximum amount that could have been earned for this earn-out period. Cash used for financing activities in 2001 relates primarily to our acquisition of Intermedia Group Inc. and earn-out payments for acquisitions completed in prior periods.

Cash provided from financing activities relates primarily to proceeds received from the exercise of employee stock options. During 2003, more stock options were exercised in comparison to 2002 and 2001. The use of cash for financing activities in 2002 relates to our purchase of shares of common stock for $106,000 in connection with our stock repurchase program.

In October 2001, our board of directors authorized the expenditure of up to $1.0 million to repurchase shares of our outstanding common stock. Any purchases under this stock repurchase program could be made, from time-to-time, in the open market, through block trades or otherwise, at the discretion of our management. Depending on market conditions and other factors, these purchases could be commenced or suspended at any time or from time-to-time without prior notice. In September 2002, we repurchased 65,000 shares of our common stock at $1.60 per share as part of this stock repurchase program. Other than in this instance, we have not repurchased any of our shares of common stock under our stock repurchase program.

On April 1, 2004, we acquired substantially all of the assets of Comstock Images for $20.85 million in cash and the assumption of certain liabilities. We are financing the acquisition with cash on hand and an expected $12 million in borrowings under our revolving credit facilities with HSBC Bank USA, or HSBC, $4.0 million of which was incurred on April 1, 2004 and $8.0 million of which we expect to incur on or prior to April 13, 2004.

On April 1, 2004, we obtained secured revolving credit facilities from HSBC which provide for aggregate borrowings of up to $12 million. These revolving credit facilities consist of an $8 million revolving credit facility, borrowings under which are capped at the lesser of $8 million and 80% of our eligible accounts receivable, and a $4 million revolving credit facility. We pay a commitment fee of 0.5% per annum on the daily average unused amount of available borrowings under our $8 million credit facility. Both the $8 million credit facility and the $4 million credit facility are secured by all of our assets. At our option, borrowings under these credit facilities bear interest either at a rate equal to HSBC’s prime rate or at a rate equal to LIBOR plus 2.0%. All borrowings under these revolving credit facilities are due and payable on March 31, 2005.

On April 8, 2004, we obtained an additional secured revolving credit facility from HSBC which provides for additional borrowings of up to $11 million. Borrowings under this $11 million revolving credit facility bear interest at a rate equal to LIBOR plus 1.35% and are secured by all of our assets. All borrowings under this facility are due and payable on March 31, 2005.

All of our credit facilities contain customary covenants including, among others, restrictions on our ability to pay dividends, incur additional indebtedness or liens on our assets, make investments in excess of $1 million in the aggregate or make acquisitions in excess of $25 million in the aggregate or in excess of $5 million for any single transaction. Our credit facilities also require us to meet certain financial tests, including a stockholders’ equity test, a quarterly net income test, an interest coverage ratio test and a fixed charge coverage ratio test.

Up to $5 million of our obligations arising under our $8 million and $4 million credit facilities are guaranteed by Alan M. Meckler, our Chairman and CEO, and his wife. The obligations arising under our $11 million credit facility with HSBC are also guaranteed by Mr. and Mrs. Meckler. All of these guarantees are secured by Mr. and Mrs. Meckler’s personal assets. We expect that all of these guarantees will be terminated immediately after the repayment of all outstanding borrowings under these revolving credit facilities from the proceeds from this offering.

As of April 8, 2004, there was $4.0 million outstanding under our $8 million revolving credit facility bearing interest at a rate of 3.1%. In addition, we expect to borrow an additional $8.0 million under our revolving credit facilities on or prior to April 13, 2004. We intend to use the proceeds from this offering to repay all amounts outstanding under these credit facilities. At that time, we will evaluate whether to terminate these credit facilities or keep all or a portion of them available for future financing needs.

We expect to continue to strategically acquire companies, content and images that are complementary to our business. Although we are currently considering potential strategic acquisitions, we have no binding commitments or agreements with respect to any such acquisitions. We expect to finance future acquisitions through a combination of long-term and short-term financing including debt, equity and cash and internally generated cash flow. We may obtain long-term financing through the issuance of equity securities and the incurrence of long-term secured or unsecured debt. We may obtain short-term financing through the use of a revolving credit facility, which may be terminated or replaced with long-term financing as appropriate.

Our cash and investment balances may decline during 2004 in the event of a downturn in the general economy, particularly related to information technology advertising and marketing or changes in our planned cash outlay. However, based on our current business plan and revenue prospects, we believe that our existing balances together with our anticipated cash flows from operations will be sufficient to meet our working capital and operating resource expenditure requirements for the next twelve months.

Off-Balance Sheet Arrangements and Contractual Obligations

We have not entered into off-balance sheet arrangements or issued guarantees to third parties.

The following table represents our expected cash requirements for contractual obligations outstanding as of December 31, 2003:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Operating lease obligations	$1,842	$1,451	$391	$—	$—
Capital lease obligations	175	175	—	—	—
Purchase obligation-acquisition earnout	1,000	1,000	—	—	—
Other liabilities	550	209	341	—	—

Total	$3,567	$2,835	$732	$—	$—

Other liabilities represent payments due under contractual obligations assumed in the acquisition of ArtToday related to purchases of domain names.

We have employment agreements with both our President and Chief Operating Officer and our Senior Vice President and Chief Financial Officer. These agreements provide twelve months and six months of severance, respectively, to be paid upon termination of employment in the case of Mr. Cardell and upon termination in the event of a change of control with respect to Mr. Baudouin. The amounts potentially due under these severance agreements, based upon current compensation levels, would be $236,250 and $94,500, respectively.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” to elaborate on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations do not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have an effect on our financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure, and Amendment of SFAS No. 123,” to provide alternative methods for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation as required by SFAS No. 123. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and Accounting Principles Board (“APB”) Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. Since we account for our stock-based compensation under APB Opinion No. 25, and have no current plan on switching to SFAS No. 123, the impact of SFAS No. 148 is limited to the annual and interim reporting of the effects on net (loss) income and (loss) earnings per share as if we accounted for stock-based compensation under SFAS No. 123. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. We have adopted the disclosure provisions of SFAS No. 148.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (“ARB”) No. 51,” which addresses consolidation by business enterprises of variable interest entities either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46, “Revised Interpretations,” resulting in multiple effective dates based on the nature as well as the creation date of the variable interest entities. The adoption of FIN 46 did not have an impact on our financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on our financial statements.

Critical Accounting Policies

Our significant accounting policies are described in Note 2 to the consolidated financial statements in “Notes to Consolidated Financial Statements” on page F-8 of this prospectus. Our critical accounting policies are as follows:

Revenue recognition.    The following is a summary of critical revenue recognition policies for each of our reporting segments:

Online media

Advertising revenues.    Advertising revenue is recognized ratably in the period in which the advertising is displayed, provided that no significant company obligations remain and collection of the resulting receivable is probable. Our obligations typically include guarantees of a minimum number of advertising impressions, or number of times that an advertisement is viewed by users of our Web sites and related media properties.

Barter.    We barter a portion of the unsold advertising impressions generated by our networks for advertising and promotion in media properties owned by third parties. In addition, we have bartered portions of unsold advertising impressions for equity interests in certain of our venture funds’ portfolio companies. We recognize revenue and expense from barter transactions at their estimated fair values in accordance with the guidelines set under Emerging Issues Task Force No. 99-17 “Accounting for Advertising Barter Transactions.” Revenues related to barter transactions were $5.3 million, $3.2 million and $1.0 million and expenses were $2.9 million, $2.0 million and $110,000 for the years ended December 31, 2001, 2002, and 2003, respectively.

Online images

Revenue from subscriptions to our images products is recognized ratably over the subscription period. Deferred revenues relate to the portion of collected subscription fees that has not yet been recognized as revenue.

Research

We typically sell our research products on an annual subscription basis and revenues are deferred and then recognized over the term of the related contract as services are provided. Revenues related to our custom research and consulting products are recognized over the period the service is provided.

Events

Our JupiterEvents business generates revenue from attendee registrations, exhibition space and from advertiser and vendor sponsorships. Revenue for our events is recognized in the period in which the event is held. Deferred revenues relate to the portion of collected conference registration fees as well as exhibition space, advertiser and vendor sponsorships that have been contracted prior to the commencement of the event.

Valuation of long-lived assets.

Goodwill and other intangible assets are tested for impairment in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” and all other long-lived assets are tested for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We assess the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	our market capitalization relative to net book value.

When we determine that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on estimated fair values. Fair values have been determined based upon estimated future cash flows. Long-lived assets, including goodwill and intangible assets, were $30.9 million as of December 31, 2003. The annual impairment analysis is considered critical because of the significance of long-lived assets to our consolidated balance sheet.

Quantitative and Qualitative Disclosure About Market Risks

We have no derivative financial instruments or derivative commodity instruments. We invest our excess cash in debt instruments of the U.S. Government and its agencies.

We invest in equity instruments of privately held, online media and technology companies for business and strategic purposes. These investments are included in investments and other assets and are accounted for under the cost method, as we do not have the ability to exert significant influence over the companies or their operations. For these non-quoted investments, our policy is to regularly review the assumptions underlying the operating performance and cash flow forecasts in assessing the carrying values. We identify and record impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired.

We have investments in internet.com Venture Fund I LLC, or Fund I, internet.com Venture Fund II LLC, or Fund II, and internet.com Venture Partners III LLC, or Fund III that were organized on March 4, 1999, September 3, 1999 and January 7, 2000, respectively, as Delaware limited liability companies. As of December 31, 2003, we had a 14%, 12% and 14% interest in each of Fund I, Fund II and Fund III, respectively, and the aggregate carrying value of our investments in these three funds was $710,000. We were fully invested in all three funds as of December 31, 2003 and no longer had any outstanding capital commitments related to the funds.

I-Venture Management LLC, a wholly owned subsidiary of Jupitermedia, is the managing member and acts as the investment manager, and makes all investment decisions on behalf of, each of Fund I, Fund II and Fund III. Acting, through I-Venture Management LLC, as the managing member of the funds, we have significant influence over their operations and, accordingly, we account for these investments on the equity basis of accounting, subject to review for impairment.

In October 2002, the operating agreement of Fund III was amended to reduce its committed capital from $75.0 million to $22.5 million and to provide for the cessation of investments, dissolution of the fund and the distribution of its assets following year-end 2003. In February 2003, the operating agreement of Fund II was amended to provide for the cessation of fund investments, dissolution and distribution of its assets following year-end 2003. Both Fund II and Fund III are in the process of being dissolved and final distributions are expected to be made following such dissolutions. The liquidation and distribution of the assets of internet.com Venture Fund II LLC and internet.com Venture Partners III LLC is substantially complete, and we currently expect the dissolution of these funds to occur in the second half of 2004.

Our transactions are generally conducted, and, as of December 31, 2003, 94% of our cash is held in accounts that are denominated, in United States dollars. Accordingly, we are not exposed to significant foreign currency risk.

BUSINESS

Overview

We are a global provider of original online information, images, research and events for information technology, or IT, business and creative professionals. We develop and disseminate vertically focused, original content and provide access to our extensive online image libraries, all of which provide our users with the knowledge and tools that they need to accomplish their day-to-day job functions. We deliver our content through a number of proprietary channels, including our extensive online media networks, our online images networks, our proprietary research business and our trade shows and conferences.

We operate four interrelated and complementary businesses through targeted at IT, business and creative professionals:

•	JupiterWeb, our online media business, operates four distinct online networks: internet.com and EarthWeb.com for IT and business professionals, DevX.com for software and Web developers and ClickZ.com for interactive marketers;

•	JupiterImages, our online images business formerly branded ArtToday, is a Web-based image resource serving creative professionals with products like Comstock Images, Photos.com and ClipArt.com;

•	JupiterResearch, our market research and consulting business, is an international market research and advisory business specializing in business and technology market research; and

•	JupiterEvents, our offline conference and trade show business, produces conferences and trade shows focused on IT and business-specific topics.

We have developed and branded these businesses in a manner that enables us to cross-leverage and cross-promote the content and users of each, as depicted in the preceding graphic. For example, as the graphic suggests, many of the users of our online media networks also attend our events, subscribe to our research and utilize our images products. Similarly, many attendees at our conferences also use our online networks and subscribe to our research, and many of our research clients use our online networks and attend our events.

Market Opportunity

Growth of Information Technology and the Internet.    The evolution and growth of IT, including digital technology, and the Internet has changed the way in which businesses interact with their suppliers, market and deliver their products and support their customers. Businesses in a broad range of industries have re-engineered themselves over the past several years to obtain greater operational efficiencies in producing their products and reach a greater variety of customers through the expanded use of IT and the Internet. The role of IT and the Internet in business has expanded and has become even more critical to successful strategy implementation. The Internet has emerged as a global distribution network and commercial platform for real-time news and information, online communities and collaboration, and marketplace in which commerce is conducted. This expanded role of technology has continued to fuel the growth in the worldwide market for IT products and services.

Information Technology, Business and Creative Professionals Need Comprehensive Resources.    To best exploit the rapid growth of IT and the Internet, businesses must stay abreast of technologies and products as well as develop and maintain the skills necessary to utilize these technologies and products. A broader set of executive management and business professionals are increasingly participating in IT implementation decisions.

Creative professionals at advertising agencies, graphic design firms and other businesses are taking advantage of changes occurring in the way people and businesses communicate with one another as a result of desktop publishing and digital design. The advent of the Internet as a commercial platform and the continued development of digital technology have provided a method for creating and sharing visual communications including digital imagery.

With the rapid change and increasing complexity of IT and the Internet, IT, business and creative professionals need comprehensive resources to provide the most recent IT and Internet news and original information.

These professionals also need a focused online community to share information with one another, work together to find solutions to common problems and learn about upcoming industry events. In addition, IT and business professionals are frequently responsible for purchasing information technologies for their companies. In order to make informed purchasing decisions, these professionals must devote considerable time, effort and financial resources to researching new information technologies.

Advertisers, Sponsors, Exhibitors and Vendors Need to Reach Information Technology, Business and Creative Professionals.    Advertisers, sponsors, exhibitors and vendors have realized that IT, business and creative professionals represent a highly attractive audience and need a medium through which they can reach this audience in a focused and effective manner. Internet advertising enables advertisers to gather demographic and purchase information, through voluntary registration and user surveys, and direct messages at targeted groups of users. It also enables advertisers to measure the effectiveness of their advertising campaigns and revise them in response to real-time feedback, market factors and current events. Traditional forms of advertising are not as targeted and do not permit evaluation of results in as timely and accurate a manner. Internet advertising is growing rapidly and is projected to experience significant growth in the future. JupiterResearch estimates that U.S. Internet advertising will grow from $6.3 billion in 2003 to $14.8 billion in 2008. Forrester Research, Inc. estimates that U.S. digital marketing will grow to $16.0 billion by 2008. Trade shows and conferences enable sponsors and exhibitors to demonstrate their products and services, and to meet with IT and business professionals.

The Jupitermedia Solution

We provide our users, clients and customers with a wide variety of content offerings and services to aid them in their daily work and purchasing decisions. In addition, we provide our advertisers, sponsors, exhibitors and vendors with targeted channels to reach IT, business and creative professionals.

Benefits for Our Users, Clients and Customers

Content.    Our online media networks provide original IT and Internet information which is updated on a daily basis. This original IT and Internet information helps our users to enhance their job performance by providing them with up-to-date information and resources about IT and the Internet. Our online images network provides an extensive library of online images. Our networks consist of original content as well as services for IT, business and creative professionals, including:

•	original online news and information about emerging products and technologies;

•	online images;

•	market research;

•	focused events; and

•	expert advice.

Community.    Our online media networks, our research and our events provide our users with the ability to discuss and solve technical problems and share information. We provide a means by which users can contribute materials and communicate with each other. Users submit and share software code and development tools that are then published and archived on our networks. Our Events create a community setting in which attendees can network with each other, attend educational seminars, meet with product and service vendors and learn about new IT and business products and trends. We believe that creating a sense of community through these services fosters loyalty and affinity among our users and increases the amount of time they spend using our services.

Commerce.    Our online media networks, our research and our events provide our users with the ability to evaluate, compare and purchase IT and Internet-related products and services. Our Online images network provides our users with the ability to evaluate, compare and purchase digital images online.

Benefits for Advertisers, Sponsors, Exhibitors and Vendors

Targeted Distribution Channels.    We provide advertisers, sponsors, exhibitors and vendors with targeted channels to reach our highly focused users, many of whom either make or influence purchasing decisions, according to a survey we commissioned from Informative LLC. We believe that our users represent a large and targeted online community of IT, business and creative professionals. This enables our advertisers and vendors to enhance the effectiveness of their advertising by customizing advertisements and placing them on targeted channels and pages on our networks. Similarly, sponsors, exhibitors and vendors are provided with highly targeted distribution channels, giving them the ability to focus their marketing efforts cost effectively.

Focused User Demographics.    Our online media and image networks attract a focused community of IT, business and creative professionals, as compared to more broadly focused Web sites. According to a survey we commissioned from Informative LLC, which was conducted on our internet.com, EarthWeb.com and ClickZ.com networks from January 2003 through March 2003, some key demographics of these users include:

•	86% are involved in purchasing IT and Internet products and services for their companies and organizations, including hardware, software, networking and Internet access;

•	81% purchased products online in the six months ended March 2003;

•	62% have IT or Internet industry job titles and another 21% are in corporate management; and

•	60% have at least one college degree.

Segments

We operate in four business segments under the following brands:

Segment	Brand	Description

Online media	JupiterWeb

JupiterWeb consists of our internet.com, EarthWeb.com, DevX.com and ClickZ.com networks of over 150 Web sites and over 150 e-mail newsletters that, as of March 2004, generated over 210 million page views monthly.

Online images	JupiterImages	JupiterImages is a Web-based image resource serving creative professionals.

Research	JupiterResearch	JupiterResearch provides business and technology market insight, data and objective analysis for both end-user and vendor companies.

Events	JupiterEvents	JupiterEvents produces conferences and trade shows focused on IT and business-specific topics.

Online media

The following is a brief description of each of our Online media networks:

Network	Description

internet.com provides enterprise IT and business professionals with the news, original information resources and community they need to succeed in today’s rapidly evolving IT and business environment.

EarthWeb.com’s sites are organized into five “channels” targeting the needs of IT management, hardware and systems professionals, networking and communications administrators, Web and software developers.

DevX.com is a provider of original technical information and services that enable corporate application development teams to efficiently address development challenges and projects.

ClickZ.com publishes news, original information, analysis and opinion for interactive marketing professionals.

We generate our Online media revenues primarily from advertising sold on our Web sites, e-mail newsletters, online discussion forums and moderated e-mail discussion lists. Our advertising is sold principally on a cost-per-impression basis where advertisers pay us each time their message is exposed to a user of our audience on a Web site or related media property. Advertisers typically contract for a specific number of impressions to be delivered in a defined time period. Advertisers also pay us based on cost-per-action programs that generate specific actions from our audience, such as downloading an advertiser’s promotional material or software; generating attendees for events; or acquiring members for an advertiser’s community education programs. Revenues from advertising on our Online media networks were 58.4%, 46.3% and 39.4% of consolidated revenues for the years ended December 31, 2001, 2002 and 2003, respectively.

We also generate online media revenues from the following:

Custom Online Publishing.    We offer custom online publishing programs developed in conjunction with our customers to help them achieve their marketing objectives. Depending on a customer’s requirements, these programs offer prominent placement within the most relevant sections of our networks, which ensures that our customers’ messages and offers are seen by the appropriate audience.

Permission Based Opt-in E-Mail List Rentals.    We offer for rental our permission based opt-in e-mail list names relating to over 230 IT and Internet-specific topics. Our users volunteer, or opt-in, to be included on these lists to receive e-mail product offerings and information relevant to their interests. Subscribers to these permission based opt-in e-mail lists receive e-mail announcements of special offers relating to each topic subscribed.

Paid Subscription Services.    We offer paid subscription services to our customers for our e-mail newsletters and services SearchEngineWatch.com, TheCounter.com, TheGuestbook.com, WinDrivers.com, DevXPremierClub and AlertIPO.com. These subscription services are sold through our own networks and through third party relationships.

E-commerce Agreements and Offerings.    We enter into a number of e-commerce agreements, which generally provide for a fixed fee for advertising and either a bounty for new customer accounts or revenue sharing of between 10% to 50% of the sales made by the e-commerce vendor as a result of links from our networks. E-commerce agreements typically are a minimum of three months in duration.

Licensing Agreements.    We license certain editorial content, software and brands to third parties for fixed fees and royalties. We license selected portions of our editorial content to print publishers. We license one-time rights to reprint individual articles, online or in print, to third parties. We also license software to third parties which is used for Web site development. We also provide access to limited versions of our editorial content at no charge in order to promote our brands and generate traffic.

Webinars.    We offer JupiterWebinars, which are objective, educational online forums that provide focused research findings and analysis from our JupiterResearch business and from other notable analysts, journalists and industry experts. JupiterWebinars are free to qualified professionals. We generate revenue from advertiser sponsorships.

Online images

Our JupiterImages network of graphics related Web sites, formerly the ArtToday.com network, includes Photos.com, ClipArt.com, Graphics.com, Animations.com and FlashComponents.com, among others. ClipArt.com is an online paid subscription-based graphics resource with over 2,600,000 clipart images, animations, photos, fonts and sounds. JupiterImages also includes Comstock Images, which we acquired on April 1, 2004.

The JupiterImages network of Web sites has a library of over 3.5 million online images and, as of March 2004, generated over 100 million page views per month. We generate our Online images revenue primarily from paid subscriptions that provide access to our image libraries, sales of CD-ROMs and single image downloads. Our images are primarily sold online through our networks and through third party relationships. We also license a portion of our images to third parties for royalties based on the licensee’s revenues generated by the licensed images.

Research

JupiterResearch covers a variety of sectors and industries to provide clients with original and proprietary information to understand how the Internet and new technologies impact marketing and commerce. JupiterResearch provides objective insight and analysis, backed by proprietary data in the form of forecasts, consumer surveys and executive surveys. JupiterResearch analysts bring to clients domain expertise, a crucial element to put into context both specific data and changing events. We believe that our expertise with business and technology enables us to offer our clients the best available research on how the Internet and new technologies impact marketing and commerce.

JupiterResearch consists of two main product lines: syndicated research and custom research and consulting.

Syndicated Research.    Syndicated research delivers data and original and proprietary analysis through both written research reports and analyst inquiry. Reports include forecasts and survey data to understand consumers’ behaviors and preferences, as well as how executives are investing in particular technologies and platforms. Analyst inquiry allows companies to look into a given subject one-on-one, to test ideas and to add objective insight for specific industries and online circumstances. Syndicated research is typically sold on a subscription basis, either as a package of all research and reports covering our primary business areas or on a selective, area-by-area or market-by-market basis. Our research coverage areas include the following 18 primary business areas and 14 vertical markets:

Primary Business Areas – United States

•	Broadband	•	Online Advertising

•	Content Management	•	Online Behavior & Demographics

•	Content & Programming	•	Payments & Transactions

•	Customer Relationship Management	•	Personal Technology

•	Digital Television	•	Site Technologies & Operations

•	Marketing & Branding	•	Wireless

Primary Business Areas – Europe

•	Commerce	•	Marketing & Advertising

•	Content & Programming	•	Platforms & Access

•	Market Forecasts	•	Wireless

Vertical Industry Research

•	Automotive	•	Microsoft Monitor

•	Banking & Lending	•	Music

•	Brokerage & Wealth Management	•	Online Search

•	Consumer Packaged Goods	•	Personal Computer & Console Games

•	Entertainment & Media	•	Travel

•	Health	•	Retail

•	Marketing Operations	•	Wi-Fi Mobility

Regional Research

•	Australia	•	Europe

Custom Research and Consulting.    Our Custom Research and Consulting products address our clients’ project-specific research needs. Strategic consulting projects utilize a variety of research methodologies to provide proprietary recommendations; allow clients to test specific hypotheses regarding how new technologies, competitive forces and alternative go-to-market strategies affect their market position; and expand on JupiterResearch’s knowledge and data, often focusing on markets or issues not directly covered in existing products. Types of custom research projects include market opportunity assessments, leading practice analyses, business evaluations, new business model assessments, multi-client studies and site benchmarking.

Events

JupiterEvents produces offline conferences and trade shows focused on IT and business-specific topics that are aligned with our online media properties. JupiterEvents include an extensive conference program that provides a forum for the exchange and dissemination of information relevant to the particular event’s focus. In addition, most events have “keynote” sessions with speakers who are known for their industry knowledge and expertise.

We are able to efficiently promote these events through our online media networks. We generate revenues from attendee registrations, exhibition space from exhibitors who pay a fixed price per square foot of booth space and advertiser and vendor sponsorships.

Events scheduled for 2004, some of which are produced in multiple cities in both the United States and around the world each year, include:

•	Digital Rights Management Strategies	•	Jupiter Plug.IN

•	Internet Planet	•	Search Engine Strategies

•	IT Service Management Forum	•	Wi-Fi Planet

•	Jupiter ClickZ Advertising Forum	•	Inside ID

Our Strategy

Our objective is to strengthen our position as a global provider of original online information, images, research and events for information technology, business and creative professionals. We intend to achieve this objective by continuing to execute on the following strategies:

Leverage Our Interrelated and Complementary Business Segments.    We operate in four interrelated and complementary business segments. We will continue to cross-leverage and cross-promote our various products and service offerings among the users of our online networks, users of our image and research offerings, and attendees to our events.

Identify and Define Emerging Technologies and New Business Opportunities.    We continually search for emerging technologies and topics that are of interest to IT, business and creative professionals. We believe that our creative and entrepreneurial culture enables us to identify technology and business shifts before these changes are apparent to most of our users and competitors.

Create and Monetize New Offerings of Products and Services.    We expect to strengthen our existing offerings of products and services by continuing to improve our original content, images, research and events available for our users, clients and customers. We expect to continue to identify emerging technologies and topics of interest and then create original content, images, research and events for those topics through internal development and strategic acquisitions. We expect to continue to develop additional revenue sources through the launch of new content areas, images, research coverage topics and events.

Grow Through Targeted Acquisitions.    We have made a number of acquisitions since our inception and expect to continue to aggressively pursue strategic acquisition opportunities to strengthen our offerings and services. We may also acquire IT and Internet related media properties, images and graphics related properties to obtain valuable content, images, brands, expertise and access to new users, advertisers and vendors. Although we are currently considering potential strategic acquisitions, we have no binding commitments or agreements with respect to any such acquisitions. We intend to use the experience gained from our numerous acquisitions in order to identify, evaluate, acquire and integrate other media and image properties which are complementary to our business. Our recent acquisitions of ArtToday.com, a Web-based paid subscription image resource, and DevX.com and its large developer-oriented readership, are complementary to our other online properties, and have expanded and diversified our revenue sources. In addition, our acquisition of substantially all of the assets of Comstock Images on April 1, 2004 further expands our Online images business.

Selected Case Studies

The following case studies are provided as representative samples of both our internally developed and acquired properties and their growth:

Wi-Fi

In early 2001, we identified Wi-Fi, or 802.11, as an emerging technology of importance and interest to our users. After determining that there was limited or no existing editorial media, research or event addressing this topic, we created Wi-FiPlanet.com in June 2001.

•	Online media. Wi-FiPlanet.com publishes, on a real-time basis throughout each business day, original news and analysis produced by our staff of editors and freelance contributors. Wi-FiPlanet.com provides our users with current news, original information and resources about Wi-Fi. Wi-FiPlanet.com also has a companion e-mail newsletter. Since its inception and through March 2004, monthly page views and free e-mail newsletter subscribers have grown to over 1.0 million and 25,000, respectively.

•	Events. We produced our first Wi-FiPlanet Conference & Expo in November 2001 and have produced 10 additional shows since. Wi-FiPlanet Conference & Expo has grown to over 120 exhibitors and 4,000 attendees. We believe that this is the largest event in the world focused on Wi-Fi business and technology.

•	Research. Based on the growth and success of both our online media and events focused on Wi-Fi, we launched our Wi-Fi Mobility research practice within JupiterResearch in December 2002. Since its inception, the Wi-Fi Mobility research service has been purchased by over 50 JupiterResearch clients.

Online Search

We identified online search as an emerging technology of importance and interest to our users. After determining that SearchEngineWatch.com was a prominent Web site focused on online search, we acquired it in November 1997. At that time, we were not aware of any existing research or event addressing this topic.

•

Online media.    SearchEngineWatch.com is primarily focused on marketers and IT professionals who want to have their companies’ Web sites listed prominently in search engines. In addition to advertising and sponsorship revenue, SearchEngineWatch.com offers a paid subscription e-mail newsletter. Since acquiring and integrating SearchEngineWatch.com into our networks in November 1997, we have rapidly increased the number of paid subscribers from approximately 1,100 to over 5,000 in March 2004, while at the same time increasing the annual subscription rate from $25 to $99. We have grown subscriptions to the free SearchEngineWatch.com e-mail newsletter from approximately 9,000 to over 125,000 in March 2004. Monthly page views for SeachEngineWatch.com increased from approximately 200,000 in November 1997 to approximately 2.0 million in March 2004.

•	Events. Based on the growth that we experienced with SearchEngineWatch.com, we produced our first Search Engine Strategies Conference & Expo in November 1999. Since its inception, Search Engine Strategies Conference & Expo has grown to over 60 exhibitors and over 1,500 attendees. We believe that this is the largest event in the world focused on online search.

•	Research. Based on the growth and success of both our online media and events focused on online search, we launched our Online Search research practice within JupiterResearch in May 2003. Since its inception, the Online Search research service has been purchased by over 100 JupiterResearch clients.

We extensively cross-leverage and cross-promote our various products and service offerings to the users of our online networks, attendees of our events and users of our image and research offerings.

Marketing and Sales

Our marketing efforts are directed largely at acquiring advertising and research clients, subscribers to our paid subscription products, and exhibitors, sponsors and attendees of our events.

We employ a combination of online and offline advertising and promotional campaigns to promote our content offerings and services to our users, advertisers and vendors. User advertising includes cross-promotion on our networks, advertising in trade publications and at trade shows and promotional links from Web sites that attract demographically similar audiences. We use public relations, user groups, trade shows, including both JupiterEvents and third party industry events, and speaking engagements to generate publicity for our products and services. We also use print advertising in various industry related trade publications, highly targeted traditional direct mail campaigns by mailing postcards and/or brochures to select lists in targeted geographic areas. We barter a portion of the unsold advertising impressions generated by our networks, exhibition and sponsorship positions at our events as well as attendee passes to our events in exchange for advertising and promotion in media properties owned by third parties. Barter represents non-cash transactions where we deliver advertisements on our networks in exchange for services of other companies, primarily advertisements on their Web sites or in their publications. The primary reason for entering into these transactions is that they enable us to benefit from marketing exposure without using cash.

We sell most of our Online media, Research and Events products through separate direct sales forces. Our U.S. sales forces operate from our New York, San Francisco and Darien offices, and we also maintain local representatives in various locations throughout the United States. We also have sales employees and sales representatives in Canada and a number of European countries. Sales employees receive a base salary and are eligible for commissions based on sales and revenue goals. Sales representatives receive commissions based on a percentage of sales. Our Online images products are sold primarily on our Web sites.

Technology and Operations

We have created a scalable, secure operations infrastructure using open standard hardware and software systems. We make our Web sites, e-mail newsletters, online discussion forums and moderated e-mail discussion lists available using multiple Intel-based and Sun Microsystems, Inc. servers running Sun Solaris, Microsoft Windows 2000 and Linux operating systems. In addition to open-source applications such as Apache (Web server) and mySQL (database) and others developed internally, we license software from a number of vendors. This includes: e-mail servers from Sun Microsystems and Microsoft Corporation; Web and database servers from Microsoft; database servers from Oracle Corporation; forums from Jelsoft Enterprises Limited; an advertising management system from 24/7 Real Media, Inc.; a spidering, content indexing and search engine from Autonomy, Inc.; and firewalls from Network Associates Inc. We use routers, switches and load balancers from Cisco Systems, Inc.; Foundry Networks, Inc.; and F5 Networks, Inc.

We maintain data centers with redundant production servers. Our Web sites are spread across multiple servers sitting behind load balancers that determine when any of the shared servers are not responding and automatically send user requests to the servers that continue to respond. The production network for our JupiterWeb, JupiterEvents and JupiterResearch businesses consists of two redundant circuits configured to switch traffic from one to the other automatically if a circuit fails. Normally both circuits are in use, but either has the capacity to handle all of our network traffic. The network in our JupiterImages data center does not have redundant handoffs at this time; however, that is planned as part of an upgrade this year. All of our servers are connected to redundant electric service including uninterruptible power supplies and backup generators. In addition, all of our systems are backed up nightly to tapes that are stored at an off-site storage facility. We use a number of internal applications and we contract with Keynote Systems, Inc., for monitoring and quality assurance on our sites’ and systems’ availability and response.

Our e-mail newsletter delivery is outsourced to Uptilt, Inc., which maintains a redundant and secure network with load-balanced servers and databases for reliability and response. All e-mail addresses and marketing performance data is backed up in real time to multiple data hosting systems and hourly updates are sent to a secure location outside Uptilt’s hosting facility.

To safeguard security, we limit access to our networks through router access control lists, firewalls and controls on servers. We monitor traffic patterns and logins to identify suspicious activity before possible exploratory attempts can be launched as serious attacks. All logins are via encrypted connections and we eliminate possible avenues of attack by disabling unnecessary applications that come standard in operating systems. We also update operating systems and applications on all of our servers as vulnerabilities are revealed or patches become available. To protect against viruses, we run filters on our firewalls and our e-mail systems as well as antivirus software on all desktop computers.

Intellectual Property

We seek protection of our proprietary content, logos, brands, domain names and software relating to our Web sites, e-mail newsletters, online discussion forums, moderated e-mail discussion lists and research reports, and attempt to protect them by relying on trademark, copyright, trade secret and other laws and restrictions. We currently have no patents or patents pending and do not anticipate that patents will become a significant part of our intellectual property in the foreseeable future. We pursue the registration of our trademarks and service marks in the United States and internationally, and have applied for registration in the United States and over 50 other countries for a number of our trademarks and service marks. We also pursue copyright registration of our content in the United States.

Seasonality and Cyclicality

Advertisers generally place fewer advertisements during the first and third calendar quarters of each year, which directly affects our Online media business. The results of our Research business vary with the amount of custom research projects performed during each period. The results of our Events business vary with the topics, frequency and timing of the events we produce. We have not to date experienced seasonality with respect to our Online images business. Expenditures by our customers tend to vary in cycles that reflect overall economic conditions as well as budgeting and buying patterns.

Competition

Online media.    The market for Internet-based services is intensely competitive and rapidly changing. Since the advent of commercial services on the Internet, the number of online services competing for users’ attention and spending has proliferated. We expect that competition will continue to intensify. Competitive factors in this industry include editorial quality, quantity and quality of the users of our networks, customer service, pricing and the strength of our complementary offerings. We compete with other companies, which direct a portion of their overall Web content at the IT and Internet professional community, such as CNET, Inc., CMP Media Inc., International Data Group, Open Source Development Network, Inc., TechTarget and Ziff-Davis Inc. We also compete for circulation and advertising impressions with general interest portal and destination Web sites as well as traditional media.

Online images.    The market for visual content is highly competitive. Competitive factors in this industry include the quality, relevance and diversity of our image library, the quality of our contributing photographers, customer service, pricing, accessibility of our images and our speed of fulfillment. Our primary competitors include Getty Images, Inc. and Corbis Corporation. We also compete with smaller image aggregators throughout the world.

Research.    Competitive factors in the market for research products and services include the quality, relevance and timeliness of our research and analysis, customer service and price. Our principal competitors are Forrester Research, Inc., Gartner Inc., META Group Inc. and IDC, a subsidiary of International Data Group. Numerous other companies, however, compete with us both domestically and internationally in providing research and analysis related to a specific industry or geographic area. In addition, we face increased direct and indirect competition from IT research firms, business consulting firms, electronic and print publishing companies and equity analysts employed by financial services companies.

Events.    Our events compete for exhibitors and attendees with other technology related trade shows, including personal computer and computer network related shows, such as International Data Group and MediaLive International, Inc. Competitive factors in this industry include the availability of desirable venues and dates, the ability to provide topics that meet the needs of our customers, the ability to attract qualified attendees and the ability to provide high-quality show services, exhibitions space, marketing and sponsorship opportunities. Some of our competitors are affiliated with major publishers of technology related books and magazines.

Venture Fund Investments

We are the portfolio manager of, and an investor in, internet.com Venture Fund I LLC, or Fund I, a $5.0 million venture fund formed in March 1999, internet.com Venture Fund II LLC, or Fund II, a $15.0 million venture fund formed in September 1999 and internet.com Venture Partners III LLC, or Fund III, a $75.0 million venture fund formed in January 2000, all of which invest in early-stage content-based Internet properties that are not competitive with our business. In February 2003, the operating agreement of Fund II was amended to provide for the cessation of fund investments and dissolution of Fund II following year-end 2003. In October 2002, the operating agreement of Fund III was amended to reduce Fund III’s committed capital from $75.0 million to $22.5 million and to provide for the cessation of fund investments, dissolution of the fund and the distribution of the fund assets following year-end 2003. Both Fund II and Fund III are in the process of dissolution and final distributions are expected to be made following such dissolutions. We invested $700,000 in Fund I, $1.8 million in Fund II and $3.1 million in Fund III, all of which are now fully invested. The remaining $4.3 million of capital raised and funded in Fund I, $13.2 million raised and funded in Fund II and $19.4 million raised and funded in Fund III were sourced from third party investors. We no longer have any outstanding capital commitments related to these three venture funds. The aggregate carrying value of our investments in these funds was $710,000 as of December 31, 2003.

Through I-Venture Management LLC, we earn management fees for the day-to-day operation and general management of the internet.com venture funds ranging from 1.5% to 2.0% of the actively invested funded capital commitments of investors in these funds. In addition, through I-Venture Management LLC, we are entitled to up to 20% of the realized gains on investments made by these funds, after an 8% per annum preferred return to investors. Due to the pending liquidation and dissolution of internet.com Venture Fund II LLC and internet.com Venture Partners III LLC, these fees will be negligible in 2004 and in the future.

Legal Proceedings

A complaint was filed in Delaware Chancery Court on June 16, 1999 by a former stockholder of Mecklermedia Corporation, or Mecklermedia, alleging that Messrs. Alan M. Meckler and Christopher S. Cardell, each an executive officer and director of Jupitermedia, as well as the other former directors of Mecklermedia, breached their fiduciary duties of care, candor and loyalty in connection with the approval of both the sale of Mecklermedia to Penton Media, Inc., or Penton Media, in November 1998 and the related sale of 80.1% of the Internet business of Mecklermedia to Mr. Meckler. Jupitermedia was also named as a defendant. The action was brought as a class action on behalf of a class of all stockholders of Mecklermedia (other than any defendant) whose shares were acquired by Penton Media, and seeks damages from all defendants and the imposition of a constructive trust on the benefits obtained by any defendant, including Mr. Meckler’s holdings of Jupitermedia.

On or about November 7, 2000, defendants were served with an amended complaint, which named three additional plaintiffs. As with the original complaint, the amended complaint asserted that the former directors of Mecklermedia breached their fiduciary duties of care, candor, loyalty and good faith to the Mecklermedia stockholders in connection with approving the Penton Media transaction and the related sale of 80.1% of the Internet business of Mecklermedia to Mr. Meckler. The amended complaint asserted claims for damages, and also named Jupitermedia as a defendant seeking that a constructive trust be established consisting of any benefits derived by the defendants in respect of the alleged breaches but not seeking damages against us.

On or about October 9, 2001, plaintiffs filed a Second Amended Class Action Complaint (the “SAC”). The SAC adds allegations concerning defendants’ alleged failure to disclose certain facts concerning Mr. Meckler’s role in the transactions, his role in negotiations with a third party, and the valuation of the assets at issue. Defendants filed a motion to dismiss the SAC on April 1, 2002. On November 6, 2002, the Chancery Court issued an opinion denying defendants’ motion to dismiss the SAC. On December 13, 2002, all of the defendants, including Jupitermedia, served an answer to the SAC generally denying the allegations therein, denying that the directors of Mecklermedia breached any fiduciary duties, and asserting certain affirmative defenses.

In early April 2004, the parties entered into an agreement to settle this case as well as a related case in which Penton Media is the sole defendant. Under the settlement, Jupitermedia will not be making any payments. The settlement is subject to the approval of the United States District Court for the Southern District of New York, before which the Penton Media action is pending, after notice of the terms of the proposed settlement has been made to the former stockholders of Mecklermedia, and dismissal of the Delaware Chancery Court action by the Chancery Court.

On February 28, 2003, we filed a lawsuit in the United States District Court for the District of Colorado alleging that the defendants, Michael Anderson, Prime Directive, Inc. and Part-15 Corporation, are knowingly and willfully using the name “WISPCON” to advertise, promote and conduct a variety of Internet / information technology trade shows, where such name is deliberately and confusingly similar to the plaintiffs’ pre-existing use in connection with their own Internet / information technology trade shows of the trademarked, service marked and branded name “ISPCON.” We own 49.9% of the

ISPCON joint venture, through which we provide marketing, sales and other event support for the ISPCON trade shows. We are seeking injunctive relief and damages under a variety of legal theories, including trademark infringement, unfair competition, trademark dilution, deceptive trade practices, interference with contract and unjust enrichment. Defendants filed a motion to dismiss for lack of personal jurisdiction, which is pending, but also have filed an Answer and Counterclaim. Defendants seek injunctive relief and damages on their counterclaim for what they allege is the plaintiffs’ wrongful use of the name “WISPCON.” The amount of monetary damages sought by each party has not been quantified, but is to be fixed by the Court in its discretion. Defendants are seeking three times the amount of actual damages determined by the Court to have been suffered, if any, as well as exemplary damages. Discovery has commenced in the case. We intend to vigorously defend ourselves against the defendants’ counterclaim.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their ages as of April 1, 2004 are as follows:

Name	Age	Position(s)
Alan M. Meckler	58	Director, Chairman and Chief Executive Officer
Christopher S. Cardell	44	Director, President and Chief Operating Officer
Michael J. Davies	59	Director
Gilbert F. Bach	72	Director
William A. Shutzer	57	Director
John R. Patrick	58	Director
Christopher J. Baudouin	36	Senior Vice President and Chief Financial Officer

Alan M. Meckler.    Alan M. Meckler has been Chairman of the Board and Chief Executive Officer of Jupitermedia since its inception. Previously, Mr. Meckler had been Chairman of the Board of Mecklermedia Corporation since 1973 and was its Chief Executive Officer since December 1993. He also served as President of Mecklermedia from 1971 through November 1997. Mr. Meckler was the only person to have held the offices of Chairman of the Board and Chief Executive Officer since Mecklermedia’s founding.

Christopher S. Cardell.    Christopher S. Cardell has been a director, President and Chief Operating Officer of Jupitermedia since its inception. Previously, Mr. Cardell was President and Chief Operating Officer of Mecklermedia since November 1997, and a director since February 1997. Prior to November 1997, Mr. Cardell held the office of Executive Vice President, Chief Operating Officer and Chief Financial Officer of Mecklermedia. He joined Mecklermedia as Senior Vice President and Chief Financial Officer in January 1996. Prior to that time, Mr. Cardell was a Senior Manager with Arthur Andersen LLP.

Michael J. Davies.    Michael J. Davies has been a director of Jupitermedia since its inception. Mr. Davies has been President of Fox Hill Consulting LLC since February 1998 and is a former director of PROVANT, Inc. He was a special limited partner with American Business Partners from July 1997 to April 1998. Prior to that he was a Managing Director, Corporate Finance, of the investment bank Legg Mason Wood Walker, Incorporated since 1993. Before joining Legg Mason, Mr. Davies was the Publisher of the Baltimore Sun between 1990 and 1993. Mr. Davies was also a director of Mecklermedia from January 1996 until it was acquired by Penton Media in November 1998. From February 2001 until March 2002 he was Chairman of Saltmine, Inc. He has been Chairman of Amazing Media, Inc. since October 2000 and a director of Boxwood Technology, Inc. since May 2000.

Gilbert F. Bach.    Gilbert F. Bach has been a director of Jupitermedia since its inception. Mr. Bach retired on December 31, 1996 from Lehman Brothers, where he held various positions from 1979 through 1996, most recently as a Managing Director. From 1955 to 1979, Mr. Bach held various positions at Hirsch & Co. and Loeb Rhoades & Co. Mr. Bach was also a director of Mecklermedia from February 1997 until it was acquired by Penton Media in November 1998.

William A. Shutzer.    William A. Shutzer has been a director of Jupitermedia since January 2000. Mr. Shutzer is currently a private investor and also a consultant to Lehman Brothers, where he was a Managing Director from October 2000 through November 2003. Prior to that, Mr. Shutzer was a partner of Thomas Weisel Partners since September 1999. Mr. Shutzer was Executive Vice President of Furman Selz, an investment bank, from March 1994 to March 1996, President from April 1996 to September 1997 and Chairman of the investment banking group of ING Furman Selz from October 1997 to August 1999. Prior to that, Mr. Shutzer was employed at Lehman Brothers from August 1972 to February 1994. He has been a director of Tiffany & Co. since 1984 and has been a director of both PracticeWorks, Inc. and Blount, Inc. since 2001. He has served as a director of RSI Holdings, Inc. since 2002.

John R. Patrick.    John R. Patrick has been a director of Jupitermedia since January 2003. Mr. Patrick is President of Attitude LLC and former vice president of Internet Technology at International Business Machines Corporation, or IBM, where he worked from 1967 to 2001. Mr. Patrick was Vice President of Internet Technology at IBM from 1995 to 2001. He is a member of the board of directors of Knovel Corporation and is an advisor to IntraLinks, Neoteny and Lou Dobbs’ Space.com.

Christopher J. Baudouin.    Christopher J. Baudouin has been Chief Financial Officer of Jupitermedia since its inception and has been our Senior Vice President since March 1, 2003. Mr. Baudouin served as Chief Financial Officer of Mecklermedia since June 1998. He joined Mecklermedia as Controller in June 1997. Prior to that time, Mr. Baudouin was a Manager with Arthur Andersen LLP.

Board of Directors and Board Committees.

Our board of directors is comprised of six directors. Directors are elected by the stockholders at each annual meeting of stockholders and serve until their successors are duly elected and qualified. All executive officers are elected by, and serve at the discretion of, the board of directors.

The board of directors has established a compensation committee and an audit committee. The audit committee has the responsibility to review our audited financial statements and accounting practices, and to consider and recommend the employment of, and approve the fee arrangements with, independent accountants for both audit functions and for advisory and other consulting services. The audit committee is comprised of Messrs. Bach, Davies, Shutzer and Patrick. John R. Patrick serves as Chairman of the Audit Committee.

The compensation committee reviews and approves the compensation and benefits for our key executive officers, administers our employee benefit plans and makes recommendations to the board regarding such matters. The compensation committee is comprised of Messrs. Bach, Davies, Shutzer and Patrick. Michael J. Davies serves as Chairman of the Compensation Committee.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Jupitermedia, Internet World Media, Inc. and Penton Media, Inc. entered into a services agreement in November 1998, whereby Jupitermedia agreed to provide certain services to Internet World Media, Inc. and Penton Media, Inc. in return for services to be provided to Jupitermedia by Internet World Media, Inc. and Penton Media, Inc. The value of the services provided was $833,000 and $504,000 for the years ended December 31, 2001 and 2002, respectively. This services agreement terminated in 2003.

I-Venture Management LLC, a wholly-owned subsidiary of Jupitermedia, serves as the managing member of internet.com Venture Fund I LLC, internet.com Venture Fund II LLC and internet.com Venture Partners III LLC. I-Venture Management LLC also acts as the investment manager, and makes all investment decisions on behalf, of those funds. Alan M. Meckler, Chief Executive Officer and Chairman of the Board of Jupitermedia, serves as Chief Executive Officer of I-Venture Management LLC, and Christopher S. Cardell, President, Chief Operating Officer and a Director of Jupitermedia, serves as President and Chief Operating Officer of I-Venture Management LLC.

Through I-Venture Management LLC, we earn management fees for the day-to-day operation and general management of the internet.com venture funds ranging from 1.5% to 2.0% of the actively invested funded capital commitments of investors in these funds. In addition, through I-Venture Management LLC, we are entitled to up to 20% of the realized gains on investments made by these funds, after an 8% per annum preferred return to investors. Due to the pending liquidation and dissolution of internet.com Venture Fund II LLC and internet.com Venture Partners III LLC, these fees will be negligible in 2004 and in the future.

Alan M. Meckler, our Chairman and CEO, and his wife have guaranteed up to $5.0 million of our obligations under our $8 million and $4 million revolving credit facilities with HSBC. Each of them has also guaranteed our obligations under our $11 million revolving credit facility with HSBC. Each of these guarantees is secured by Mr. and Mrs. Meckler’s personal assets. Our HSBC credit facilities are described more fully under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” We expect that these guarantees will be terminated immediately after repayment of all outstanding borrowings under these revolving credit facilities with proceeds from this offering.

A non-interest bearing loan of $178,000, which is payable upon demand, was made to Jupitermedia’s Chairman and Chief Executive Officer in 1997 by our predecessor company and is still outstanding. This loan is included in Investments and other assets on our consolidated balance sheets appearing on page F-4 of this prospectus and discussed in the accompanying notes beginning on page F-8 of this prospectus.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of December 31, 2003 and as adjusted to reflect the sale of the shares of common stock in this offering by: (a) each person who is known by us to own beneficially more than 5% of our common stock, (b) each of our directors and executive officers, (c) the selling stockholders and (d) all of our directors and executive officers as a group.

The address of Royce & Associates, Inc. is Royce & Associates, 1414 Avenue of Americas, New York, NY 10019. The address of all other stockholders listed in the table is c/o Jupitermedia Corporation, 23 Old Kings Highway South, Darien, Connecticut 06820.

Percentage ownership calculations of shares beneficially owned prior to the offering are based on 25,984,130 shares outstanding as of December 31, 2003. Percentage ownership calculations of shares beneficially owned after the offering are based on 25,984,130 shares outstanding as of December 31, 2003, plus an additional 3,200,000 shares issued by us in the offering and an additional 670,497 shares issued to certain selling stockholders upon the exercise of stock options immediately prior to, and in connection with, the offering.

The selling stockholders listed in the table below have the following positions or other relationships with Jupitermedia: Alan M. Meckler serves as our Chairman of the board of directors and Chief Executive Officer. The Naomi A. Meckler Trust, Caroline J. Meckler Trust, John M. Meckler Trust and Catherine S. Meckler Trust were established for the benefit of Mr. Meckler’s children, with Mr. Meckler exercising investment discretion over each of these trusts. Christopher S. Cardell serves as our President and Chief Operating Officer, and is also a director. William A. Shutzer serves as a director and Christopher J. Baudouin is our Senior Vice President and Chief Financial Officer. Our directors and officers who are selling shares in this offering have held the positions indicated above for the periods indicated in this prospectus under “Management.” In addition, Mr. Meckler has guaranteed our obligations under our HSBC revolving credit facilities and our predecessor company made a personal loan to him in 1997 in the amount of $178,000 which remains outstanding, in each case as more fully described in this prospectus under “Certain Relationships and Related Party Transactions.”

	Shares Beneficially Owned Prior to the Offering (1)			Number of Shares Offered		Number of Shares Offered in Over- Allotment Option	Shares Beneficially Owned After the Offering
Name of Beneficial Owner	Number		Percent				Number		Percent
Alan M. Meckler	14,289,498	(2)	52.4	599,998	(11)	—	13,549,498	(14)	44.2
Naomi A. Meckler Trust	383,803	(3)	1.5	35,000		—	348,803	(3)	1.2
Caroline J. Meckler Trust	383,803	(3)	1.5	35,000		—	348,803	(3)	1.2
John M. Meckler Trust	383,804	(3)	1.5	35,001		—	348,803	(3)	1.2
Catherine S. Meckler Trust	383,804	(3)	1.5	35,001		—	348,803	(3)	1.2
Christopher S. Cardell	834,388	(4)	3.2	130,000	(12)	—	704,388	(15)	2.3
Michael J. Davies	17,831	(5)	*	—		—	17,831	(16)	*
Gilbert F. Bach	37,665	(6)	*	—		—	37,665	(17)	*
William A. Shutzer	441,728	(7)	1.7	50,000		—	391,728	(18)	1.3
John R. Patrick	12,041	(8)	*	—		—	12,041	(19)	*
Christopher J. Baudouin	187,438	(9)	*	80,000	(13)	—	107,438	(20)	*
All directors and executive officers as a group (seven persons)	15,820,589		56.8	1,000,000		—	14,820,589		47.7
Royce & Associates, Inc.	2,547,541	(10)	9.8	—		—	2,547,541		8.5

*	Less than 1%

Footnotes continue on following page.

(1)	For purposes of this table, a person is deemed to have “beneficial ownership” of any shares as of a given date (i) which such person has the right to acquire within 60 days after such date, (ii) over which such person has voting power or (iii) over which such person has investment power, including disposition power. For purposes of computing the percentage of outstanding shares held by each person named above on a given date, any security which such person has the right to acquire within 60 days after such date is deemed to be outstanding, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.
(2)	Includes 1,299,998 shares underlying options, 499,998 of which will be exercised immediately prior to the offering, 1,535,214 shares held in trusts established for the benefit of Mr. Meckler’s four children and over which Mr. Meckler exercises investment control, 60,000 shares donated by Mr. Meckler to the Meckler Foundation, a non-profit charitable foundation founded by Mr. Meckler and for which he acts as a trustee, 7,100 shares purchased by the Meckler Foundation, 88,100 shares purchased by Mr. Meckler’s wife and 50,200 shares held in a trust for the benefit of Mr. Meckler’s mother and over which Mr. Meckler exercises investment control.
(3)	These shares are included in the 14,289,498 shares beneficially owned by Mr. Meckler prior to the offering, and the 13,549,498 shares beneficially owned by Mr. Meckler after the offering.
(4)	Includes 392,499 shares underlying options, 130,000 of which will be exercised immediately prior to the offering.
(5)	Includes 17,331 shares underlying options.
(6)	Includes 15,665 shares underlying options.
(7)	Includes 16,331 shares underlying options.
(8)	Includes 6,666 shares underlying options.
(9)	Includes 112,999 shares underlying options, 40,499 of which will be exercised immediately prior to the offering, and 500 shares held in a trust for the benefit of one of Mr. Baudouin’s children. Mr. Baudouin exercises investment control over this trust.
(10)	Royce & Associates’ beneficial ownership set forth above is based on the ownership of these shares as reported in its filings with the Securities and Exchange Commission.
(11)	Includes 499,998 shares underlying options to be exercised immediately prior to the offering at strike prices ranging from $0.97 to $3.73 and excludes an aggregate of 140,002 shares offered by four trusts established for the benefit of Mr. Meckler’s children over which Mr. Meckler exercises investment discretion, which are separately listed in this table.
(12)	Includes 130,000 shares underlying options to be exercised immediately prior to the offering at strike prices ranging from $0.97 to $2.85.
(13)	Includes 40,499 shares underlying options to be exercised immediately prior to the offering at strike prices ranging from $0.97 to $2.85.
(14)	Includes 800,000 shares underlying options, 1,395,212 shares held in trusts established for the benefit of Mr. Meckler’s four children and over which Mr. Meckler exercises investment control, 60,000 shares donated by Mr. Meckler to the Meckler Foundation, a non-profit charitable foundation founded by Mr. Meckler and for which he acts as a trustee, 7,100 shares purchased by the Meckler Foundation, 88,100 shares purchased by Mr. Meckler’s wife and 50,200 shares held in a trust for the benefit of Mr. Meckler’s mother and over which Mr. Meckler exercises investment control.
(15)	Includes 262,499 shares underlying options.
(16)	Includes 17,331 shares underlying options.
(17)	Includes 15,665 shares underlying options.
(18)	Includes 16,331 shares underlying options.
(19)	Includes 6,666 shares underlying options.
(20)	Includes 72,500 shares underlying options, and 500 shares held in a trust for the benefit of one of Mr. Baudouin’s children. Mr. Baudouin exercises investment control over this trust.

DESCRIPTION OF CAPITAL STOCK

We have authorized capital stock consisting of 75,000,000 shares of common stock, $0.01 par value per share, and 4,000,000 shares of preferred stock, $0.01 par value per share. As of December 31, 2003, there were outstanding 25,984,130 shares of common stock, each with a par value of $0.01, held of record by 74 stockholders, and no shares of preferred stock that are outstanding.

The following description of our Amended and Restated Certificate of Incorporation and bylaws is only a summary, and does not purport to be complete. For a full understanding of these documents and the terms of our capital stock, you should read the original documents, which are included as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive dividends out of our legally available assets at such times and in such amounts as the board of directors from time to time may determine. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Cumulative voting for the election of directors is not authorized by our Amended and Restated Certificate of Incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. The common stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon liquidation, dissolution or winding up of Jupitermedia, the assets legally available for distribution to stockholders are distributable ratably among the holders of the common stock after payment of liquidation preferences, if any, on any outstanding preferred stock and payment of other claims of creditors. Each outstanding share of common stock is, and all shares of common stock to be outstanding upon completion of this offering will upon payment be, duly and validly issued, fully paid and nonassessable.

Preferred Stock

The board of directors is authorized, subject to any limitations prescribed by Delaware law, to issue preferred stock in one or more series. The board of directors can fix the rights, preferences and privileges of the shares of each series of preferred stock and any qualifications, limitations or restrictions on those shares.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of Jupitermedia. We have no current plans to issue any shares of preferred stock. See “Risk Factors—Our charter documents and the Delaware General Corporation Law may inhibit a takeover.”

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions.

We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; and

•	on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

This statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to Jupitermedia and, accordingly, may discourage attempts to acquire us.

Our Amended and Restated Bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting may only be taken if it is properly brought before such meeting. The Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws provide that special meetings of the stockholders may only be called by the Chairman of the Board, the Chief Executive Officer, the board of directors or by the President, who will call a meeting at the request of any stockholder or stockholders holding together at least a majority of the outstanding voting stock. Such provisions may have the effect of delaying or preventing a change-in-control.

Limitations on Liability and Indemnification of Officers and Directors.    Our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws limit the liability and provide for indemnification of directors and officers to the fullest extent permitted by Delaware law. See “Indemnification of Directors and Officers.”

Transfer Agent and Registrar.    The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its address is 40 Wall Street, New York, New York 10005, and its telephone number at this location is (212) 936-5100.

Listing.    Our common stock is listed on the Nasdaq National Market under the trading symbol “JUPM.”

UNDERWRITING

The underwriters named below have agreed to buy, subject to the terms of the purchase agreement, the number of shares listed opposite their names below. Piper Jaffray & Co. and WR Hambrecht + Co, LLC are acting as representatives of the underwriters. The underwriters are committed to purchase and pay for all of the shares if any are purchased.

Underwriters	Number of Shares
Piper Jaffray & Co.
WR Hambrecht + Co, LLC

Total

The underwriters have advised us and the selling stockholders that they propose to offer the shares to the public at $             per share. The underwriters propose to offer the shares to certain dealers at the same price less a concession of not more than $             per share. The underwriters may allow and the dealers may reallow a concession of not more than $             per share on sales to certain other brokers and dealers. After the offering, these figures may be changed by the underwriters.

We have granted to the underwriters an option to purchase up to an additional 630,000 shares of common stock from us at the same price to the public, and with the same underwriting discount, as the shares set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

The following table shows the underwriting discounts to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No Exercise	Full Exercise
Per share	$	$
Underwriting discount paid by us	$	$
Underwriting discount paid by selling stockholders	$	$

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We and each of our directors and executive officers and the selling stockholders have agreed to certain restrictions on our ability to sell additional shares of our common stock for a period of 90 days after the date of this prospectus. We have agreed not to directly or indirectly offer for sale, sell, contract to sell, grant any option for the sale of, or otherwise issue or dispose of, any shares of common stock, options or warrants to acquire shares of common stock, or any related security or instrument, without the prior written consent of the underwriters. The agreements provide exceptions for (1) sales to underwriters pursuant to the purchase agreement and (2) issuances in connection with the exercise of options granted and the granting of options under our existing stock option plan.

To facilitate the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than have been sold to them by us and the selling stockholders. Short sales involve syndicate sales of more shares of common stock than have been sold to the underwriters by us and the selling stockholders in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares in an amount up to the number of shares subject to the over-allotment option described above. The underwriters may elect to close out any such covered short position by either purchasing shares of common stock in the open market or exercising the over-allotment option granted to the underwriters. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market while the offering is in progress.

The underwriters may also impose penalty bids. If penalty bids are imposed, selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased, whether to cover syndicate short positions, in connection with stabilization transactions or otherwise.

Purchases of our common stock to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our shares and, together with the imposition of penalty bids which may discourage resales of our shares, may stabilize, maintain or otherwise affect the market price of our shares. As a result, the price of our shares may be higher than the price that might otherwise prevail in the open market. The magnitude or effect of any stabilization or other transactions, or the imposition of penalty bids, is uncertain. The underwriters are not required to engage in these activities and, if commenced, any such activities may be discontinued at any time. These transactions may be effected on the Nasdaq National Market or otherwise.

In connection with this offering, some underwriters (and selling group members) may also engage in passive market making transactions in the common stock on the Nasdaq National Market. Passive market making consists of displaying bids on the Nasdaq National Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the Commission limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of the common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the Web sites or through other online services maintained by one or more of the underwriters of this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter, prospective investors may be allowed to place orders online. The underwriters may agree to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distribution will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters’ Web sites and any information contained in any other Web sites maintained by the underwriters is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters and should not be relied upon by investors.

LEGAL MATTERS

Willkie Farr & Gallagher LLP will pass upon the validity of the shares of common stock being offered under this prospectus. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP.

EXPERTS

The consolidated financial statements of Jupitermedia Corporation as of and for the years ended December 31, 2002 and 2003, included and incorporated by reference and the related financial statement schedule as of and for the years ended December 31, 2002 and 2003, incorporated by reference in this prospectus from Jupitermedia Corporation’s annual report on Form 10-K, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports (which reports express an unqualified opinion and include: 1) an explanatory paragraph relating to the application of procedures relating to certain disclosures of financial statement amounts related to the 2001 financial statements that were audited by other auditors who have ceased operations and for which Deloitte & Touche LLP has expressed no opinion or other form of assurance other than with respect to such disclosures; and, 2) an explanatory paragraph relating to a change in method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142), which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The balance sheet of ArtToday, Inc. as of June 30, 2002 and 2003, and the related statements of operations, stockholder’s equity and cash flows for the years then ended included in this prospectus and the registration statement of which it is a part have been audited by Grant Thornton LLP, independent auditors, as stated in their report, which is included in this prospectus and the registration statement of which it is a part, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheets of DevX.com, Inc. as of December 31, 2001 and 2002, and the related statements of operations, stockholder’s equity (deficit) and cash flows for the years then ended included in this prospectus and the registration statement of which it is a part have been audited by Ireland San Filippo LLP, independent auditors, as stated in their report, which is included in this prospectus and the registration statement of which it is a part, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The balance sheets of Comstock, Inc. as of December 31, 2002 and 2003, and the related statements of income, stockholders’ equity and cash flows for the years then ended included in this prospectus and the registration statement of which it is a part have been audited by Mazars LLP, independent auditors, as stated in their report, which is included in this prospectus and the registration statement of which it is a part, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Arthur Andersen LLP has not consented to the inclusion in this prospectus and the registration statement of which it is a part of its reports on the financial statements of our company described in this prospectus, and the requirement to file its consent to such inclusion with the Securities and Exchange Commission has been dispensed with in reliance upon Rule 437a under the Securities Act. Because Arthur Andersen LLP has not consented to the inclusion of its reports in this document, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements described above that were audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities and Exchange Act of 1934 and, in accordance with its requirements, file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be obtained:

•	At the Public Reference Room of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

•	From the Commission, Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549;

•	At the offices of The Nasdaq Stock Market, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006;

•	From the Internet site maintained by the Commission at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the Commission; or

•	From our Internet site at http://www.jupitermedia.com.

Some locations may charge prescribed rates or modest fees for copies. For more information on the operation of Public Reference Room, call the Commission at 1-800-SEC-0330.

We filed with the Commission a registration statement on Form S-3 (which contains this prospectus) under the Securities Act to register with the Commission the shares of our common stock offered by this prospectus. This prospectus does not contain all the information you can find in the registration statement or the exhibits and schedules to the registration statement. For further information with respect to us, and our common stock, please refer to the registration statement, including the exhibits and schedules. You may inspect and copy the registration statement, including the exhibits and schedules, as described above.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents filed with the Commission by us are hereby incorporated by reference into this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the Commission on March 5, 2004 (File No. 000-26393);

•	our Current Report on Form 8-K, as filed with the Commission on April 2, 2004 (File No. 000-26393), as amended by our Current Report on Form 8-K/A, as filed with the Commission on April 9, 2004 (File No. 000-26393); and

•	the description of our common stock contained in our Registration Statement on Form S-1, as amended, as filed with the Commission on December 1, 1999 (File No. 333-91853).

Information included by us in Current Reports on Form 8-K under Item 9 thereof is expressly not incorporated by reference herein.

All documents filed by us with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of the filing of such documents.

Any statement contained herein, in any amendment or supplement hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement and this prospectus to the extent that a statement contained herein in any amendment or supplement hereto or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement or this prospectus. All information appearing in this prospectus is qualified in its entirety by information and financial statements (including notes thereto) appearing in the documents incorporated by reference herein, except to the extent set forth in the immediately preceding statement.

We will provide, without charge, to each person to whom a copy of this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that the prospectus incorporates). Requests should be directed to Investor Relations, Jupitermedia Corporation, 23 Old Kings Highway South, Darien, Connecticut 06820 or you may contact Investor Relations at (203) 662-2800.

Jupitermedia Corporation dismissed Arthur Andersen LLP on May 9, 2002, and subsequently engaged Deloitte & Touche LLP as its independent auditors. The predecessor auditors’ report appearing below is a copy of Arthur Andersen LLP’s previously issued opinion dated March 14, 2002. Since Jupitermedia Corporation is unable to obtain a manually signed audit report, a copy of Arthur Andersen LLP’s most recent signed and dated report has been included to satisfy filing requirements, as permitted under Rule 2-02(e) of Regulation S-X.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of INT Media Group, Incorporated:

We have audited the accompanying consolidated balance sheets of INT Media Group, Incorporated (a Delaware Corporation) and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years ended December 31, 1999, 2000 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of INT Media Group, Incorporated and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for the years ended December 31, 1999, 2000 and 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, in 2000, the Company changed its accounting for Web site development costs and for barter transactions in accordance with Emerging Issues Task Force Issue No. 00-2 and Issue No. 99-17, respectively.

ARTHUR ANDERSEN LLP

Stamford, Connecticut

March 14, 2002

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders of

Jupitermedia Corporation

Darien, Connecticut

We have audited the accompanying consolidated balance sheets of Jupitermedia Corporation and subsidiaries (the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2001, prior to the addition of the transitional disclosures described in Note 5 and prior to the restated disclosures for reportable segments described in Note 7 to the consolidated financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the Company’s change in accounting for website development costs and barter transactions in their report dated March 14, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2002 and 2003 consolidated financial statements present fairly, in all material respects, the financial position of Jupitermedia Corporation and subsidiaries as of December 31, 2002 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the consolidated financial statements of Jupitermedia Corporation and subsidiaries for the year ended December 31, 2001 were audited by other auditors who have ceased operations. As described in Note 5, these financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”), which was adopted by the Company as of January 1, 2002. Our audit procedures with respect to the disclosures in Note 5 related to 2001 included (i) agreeing the previously reported net loss to the previously issued financial statements and the adjustments to reported net loss representing amortization expense recognized in those periods related to intangible assets and goodwill that are no longer being amortized, as a result of initially applying SFAS No. 142 to the Company’s underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net loss to reported net loss, and the related per share amounts. In addition, as described in Note 7, the Company changed the composition of its reportable segments in 2002, and the amounts disclosed in the 2001 financial statements relating to reportable segments have been restated to conform to the 2002 composition of reportable segments. We audited the adjustments that were applied to the restated disclosures for reportable segments reflected in the 2001 financial statements. Our procedures included (1) comparing the adjustment amounts of segment revenues, cost of revenues and operating expenses and operating income (loss), to the Company’s underlying analysis obtained from management, and (2) testing the mathematical accuracy of the reconciliations of segment amounts to the consolidated financial statements. In our opinion, the transitional disclosures for 2001 in Note 5 are appropriate and the adjustments to the restated disclosures in Note 7 have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 financial statements of the Company other than with respect to such disclosures referred to above in Notes 5 and 7 and, accordingly, we do not express an opinion or any other form of assurance on the 2001 financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Stamford, Connecticut

March 1, 2004

Jupitermedia Corporation

Consolidated Balance Sheets

December 31, 2002 and 2003

(in thousands, except share and per share amounts)

	December 31, 2002	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$25,451	$9,567
Accounts receivable, net of allowances of $1,056 and $948, respectively	7,521	10,281
Unbilled accounts receivable	1,077	1,012
Prepaid expenses and other	794	2,124

Total current assets	34,843	22,984
Property and equipment, net	1,924	1,488
Intangible assets, net	1,473	8,130
Goodwill	8,377	21,760
Investments and other assets	1,768	1,676

Total assets	$48,385	$56,038

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,386	$1,494
Accrued payroll and related expenses	2,014	2,482
Accrued expenses and other	3,823	4,151
Deferred revenues	6,308	9,211

Total current liabilities	13,531	17,338
Long term liabilities	—	341

Total liabilities	13,531	17,679

Commitments and contingencies (see notes)

Stockholders’ equity:
Preferred stock, $.01 par value per share, 4,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $.01 par value per share, 75,000,000 shares authorized, 25,342,017 and 25,984,130 shares issued at December 31, 2002 and 2003, respectively	253	260
Additional paid-in capital	175,487	177,629
Accumulated deficit	(140,809)	(139,427)
Treasury stock, 65,000 shares, at cost	(106)	(106)
Accumulated other comprehensive income	29	3

Total stockholders’ equity	34,854	38,359

Total liabilities and stockholders’ equity	$48,385	$56,038

See notes to consolidated financial statements.

Jupitermedia Corporation

Consolidated Statements of Operations

For the Years Ended December 31, 2001, 2002 and 2003

(in thousands, except per share data)

	Year Ended December 31,
	2001	2002	2003
Revenues	$43,965	$40,697	$46,991
Cost of revenues	22,101	16,757	21,511

Gross profit	21,864	23,940	25,480

Operating expenses:
Advertising, promotion and selling	18,471	14,116	14,369
General and administrative	11,956	6,787	7,003
Depreciation	2,730	2,235	1,422
Amortization	33,785	807	1,371
Impairment of intangibles	54,184	—	—

Total operating expenses	121,126	23,945	24,165

Operating income (loss)	(99,262)	(5)	1,315
Income (loss) on investments and other, net	(1,946)	(205)	121
Interest expense	—	—	(26)
Interest income	1,376	383	190

Income (loss) before income taxes, minority interests and equity loss from international and venture fund investments and other, net	(99,832)	173	1,600
Provision for income taxes	2	—	—
Minority interests	83	(40)	26
Equity loss from international venture fund investments and other, net	(2,435)	(644)	(244)

Net income (loss)	$(102,186)	$(511)	$1,382

Basic net income (loss) per common share	$(4.03)	$(0.02)	$0.05

Basic weighted average number of common shares outstanding	25,333	25,318	25,574

Diluted net income (loss) per share	$(4.03)	$(0.02)	$0.05

Diluted weighted average number of common shares outstanding	25,333	25,318	26,917

See notes to consolidated financial statements.

Jupitermedia Corporation

Consolidated Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2001, 2002 and 2003

(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Total Comprehensive Income (Loss)
	Shares	Amount
Balance at January 1, 2001	25,323,357	$253	$175,363	$(38,112)	$—	$(21)	$137,483	$(22,998)

Exercise of stock options	9,720	—	55	—	—	—	55	—
Foreign currency translation adjustment	—	—	—	—	—	(14)	(14)	(14)
Net loss	—	—	—	(102,186)	—	—	(102,186)	(102,186)

Balance at December 31, 2001	25,333,077	253	175,418	(140,298)	—	(35)	35,338	(102,200)

Exercise of stock options	8,940	—	8	—	—	—	8	—
Capital contributions	—	—	61	—	—	—	61	—
Purchase of treasury stock	—	—	—	—	(106)	—	(106)	—
Foreign currency translation adjustment	—	—	—	—	—	64	64	64
Net loss	—	—	—	(511)	—	—	(511)	(511)

Balance at December 31, 2002	25,342,017	253	175,487	(140,809)	(106)	29	34,854	(447)

Exercise of stock options	192,113	3	375	—	—	—	378	—
Issuance of stock for acquisitions	450,000	4	1,767	—	—	—	1,771	—
Foreign currency translation adjustment	—	—	—	—	—	(26)	(26)	(26)
Net income	—	—	—	1,382	—	—	1,382	1,382

Balance at December 31, 2003	25,984,130	$260	$177,629	$(139,427)	$(106)	$3	$38,359	$1,356

See notes to consolidated financial statements.

Jupitermedia Corporation

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2001, 2002 and 2003

(in thousands)

	Year Ended December 31,
	2001	2002	2003
Cash flows from operating activities:
Net income (loss)	$(102,186)	$(511)	$1,382
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	36,515	3,042	2,793
Impairment of intangibles	54,184	—	—
Barter transactions, net	(2,455)	(1,176)	(912)
Provision (benefit) for losses on accounts receivable	4,383	(162)	205
Income (loss) on investments and other, net	1,946	205	(121)
Minority interests	(83)	40	(26)
Equity loss from venture fund investments and other, net	2,435	644	244
Changes in current assets and liabilities (net of businesses acquired):
Accounts receivable, net	1,263	212	(1,845)
Unbilled accounts receivable	—	275	106
Prepaid expenses and other	1,353	368	(1,075)
Accounts payable and accrued expenses	(2,450)	580	(719)
Deferred revenues	(292)	(1,451)	1,361

Net cash (used in) provided by operating activities	(5,387)	2,066	1,393

Cash flows from investing activities:
Additions to property and equipment	(1,880)	(166)	(227)
Acquisitions of businesses and other, net of cash acquired	(27,668)	(1,979)	(17,562)
Distribution from internet.com venture funds	—	227	—
Proceeds from sale of assets and other	—	301	106

Net cash used in investing activities	(29,548)	(1,617)	(17,683)

Cash flows from financing activities:
Purchase of treasury stock	—	(106)	—
Proceeds from exercise of stock options	55	8	378

Net cash provided by (used in) financing activities	55	(98)	378

Effect of exchange rates on cash	1	—	28

Net change in cash and cash equivalents	(34,879)	351	(15,884)
Cash and cash equivalents, beginning of year	59,979	25,100	25,451

Cash and cash equivalents, end of year	$25,100	$25,451	$9,567

Supplemental disclosures of cash flow:
Cash paid for interest	$—	$—	$26

Cash paid for income taxes	$38	$—	$—

Non-cash investing activities:
Common stock issued for acquisitions	$—	$—	$1,771

See notes to consolidated financial statements.

Jupitermedia Corporation

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2001, 2002, and 2003

1.    THE COMPANY

Jupitermedia is a global provider of original online information, images, research and events resources for information technology (“IT”), business and creative professionals. JupiterWeb, the online division of Jupitermedia, operates four distinct online networks: internet.com and EarthWeb.com for IT and business professionals; DevX.com for developers; and ClickZ.com for interactive marketers. JupiterImages, formerly ArtToday, Inc. (“ArtToday”), is a paid subscription resource on the Web serving creative professionals with products like Photos.com, ClipArt.com and FlashComponents.com. Jupitermedia also includes JupiterResearch, an international research advisory organization specializing in business and technology market research in 18 business areas and 14 vertical markets. In addition, JupiterEvents produces offline conferences and trade shows focused on IT and business-specific topics.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation. The consolidated financial statements include the accounts of Jupitermedia and its majority-owned and wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Reclassifications. Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Revenue recognition. Jupitermedia generates its revenues from four reportable segments: Online media, Online images, Research and Events.

Online media

Advertising revenues. Advertising revenue is recognized ratably in the period in which the advertising is displayed, provided that no significant company obligations remain and collection of the resulting receivable is probable. Company obligations typically include guarantees of a minimum number of advertising impressions, or number of times that an advertisement is viewed by users of Jupitermedia’s Web sites and related media properties.

Permission based opt-in e-mail list rental revenues. Permission based opt-in e-mail list revenue relates to customer subscriptions to our opt-in e-mail lists. Revenue is recorded on a per use basis for the rental of our list names. Revenue from permission based opt-in list rentals is recognized at the time of the use by the renter.

Paid subscription revenues. Paid subscription services relate to customer subscriptions to our paid e-mail newsletters and services, SearchEngineWatch.com, TheCounter.com, The Guestbook.com, WinDrivers.com, DevXPremierClub and AlertIPO.com, which are sold through our networks and through affiliate relationships. Revenue from subscriptions is recognized ratably over the subscription period. Deferred revenues relate to the portion of collected subscription fees that has not yet been recognized as revenue.

E-commerce revenues. Our e-commerce agreements and offerings generally include advertising on our Web sites, bounties for new customers or revenue sharing for sales made by the e-commerce vendors as a result of links from our networks, or in some cases combinations of advertising, bounties and revenue sharing. We recognize the advertising component of these agreements ratably in the period the advertising is displayed, provided that no significant company obligations remain and collection of the

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

remaining receivable is probable. Generally, bounties and revenue sharing agreements require a monthly minimum fee from Jupitermedia’s customers. Revenues from these agreements are recognized in the month in which they are earned.

Licensing revenues. Licensing agreements vary with Jupitermedia generating fixed fees, royalties or both for access to editorial content, software and brands produced by Jupitermedia. Such amounts are recognized as revenue in the month earned.

Webinar revenues. JupiterWebinars are objective, educational online forums that provide focused research findings and analysis from JupiterResearch, as well as other highly respected analysts, journalists and industry experts. JupiterWebinars are free to qualified professionals. We generate revenue from advertiser sponsorships. Revenue is recognized in the period in which the Webinar occurs.

Barter revenues. We barter a portion of the unsold advertising impressions generated by our networks for advertising and promotion in media properties owned by other third parties. In addition, we have bartered portions of unsold advertising impressions for equity interests in certain of our venture funds’ portfolio companies. We recognize revenue and expense from barter transactions at their estimated fair values in accordance with the guidelines set under Emerging Issues Task Force No. 99-17 “Accounting for Advertising Barter Transactions.” Revenues related to barter transactions were $5.3 million, $3.2 million and $1.0 million for the years ended December 31, 2001, 2002 and 2003, respectively.

Online images

JupiterImages (formerly the ArtToday.com network) provides creative professionals with online access to photos, clipart, Web graphics, fonts and Flash movies. Paid subscription sites include Photos.com, ClipArt.com, Animations.com and FlashComponents.com. JupiterImages also includes a number of resource sites for creative professionals including graphics.com, fontconnection.com, graphicchat.com and clipartconnection.com.

Revenue from subscriptions is recognized ratably over the subscription period. Deferred revenues relate to the portion of collected subscription fees that has not yet been recognized as revenue.

We license a portion of our images to third parties for royalties based on the licensee’s revenues generated by the licensed images. Such amounts are recognized as revenue in the month earned.

Research

Jupitermedia typically sells research products on an annual subscription basis and revenues are deferred and then recognized over the term of the related contract as services are provided.

Revenues related to custom research and consulting products are recognized over the period the service is provided.

Revenues from A la Carte products are recorded at the time of sale.

JupiterResearch also includes JupiterDirect. JupiterDirect is an online outlet where customers can purchase copies of research reports and briefings. Revenue from JupiterDirect is recognized at the time of sale.

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

Events

JupiterEvents generate revenue from attendee registrations, exhibition space and from advertiser and vendor sponsorships. Revenues for events are recognized in the period in which the event is held. Deferred revenues relate to the portion of collected conference registration fees as well as exhibition space and advertiser and vendor sponsorships that have been contracted prior to the commencement of events. Revenues related to barter transactions were $48,000, $1.1 million and $258,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Other

Venture fund management fees. Venture fund management fees relate to management fees earned for the day-to-day operation and general management of internet.com Venture Fund I LLC, internet.com Venture Fund II LLC and internet.com Venture Partners III LLC. Management fees are recognized on a straight-line basis over the period the services are rendered. In addition, Jupitermedia is entitled to 20% of the realized gains from the portfolio investments, which are recognized at the time of distribution from the venture funds.

Use of estimates in the financial statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk. Financial instruments that potentially subject Jupitermedia to a significant concentration of credit risk consist primarily of cash and accounts receivable. We have no derivative financial instruments or derivative commodity instruments. We invest our excess cash in debt instruments of the U.S. Government and its agencies.

No customer accounted for 10% or more of our consolidated revenues for the years ended December 31, 2001, 2002 and 2003.

Cash and cash equivalents. Jupitermedia considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. At December 31, 2002 and 2003, Jupitermedia had no investments with maturities greater than three months.

Unbilled accounts receivable. Research contracts are noncancelable contracts and are recorded at the commencement of the contract as an asset to unbilled accounts receivable with a corresponding liability to deferred revenue. Unbilled accounts receivable are reclassified to accounts receivable as contracts are billed.

Financial instruments. The recorded amounts of financial instruments such as cash and cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short maturities.

Foreign currency translation. Jupitermedia translates assets and liabilities of foreign subsidiaries, whose functional currency is the local currency, at exchange rates in effect as of the balance sheet date. Jupitermedia translates revenue and expenses at the monthly average rates of exchange prevailing during the year. Jupitermedia includes the adjustment resulting from translating the financial statements of such foreign subsidiaries in accumulated other comprehensive income, which is reflected as a separate component of stockholders’ equity.

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

Property and equipment. Depreciation of computer equipment and software is provided for by the straight-line method over estimated useful lives of three years. Depreciation of furniture, fixtures and equipment is provided for by the straight-line method over estimated useful lives ranging from five to ten years. Leasehold improvements are amortized over the shorter of their useful lives or the lease term. Assets recorded under capital leases are amortized using the straight-line method over the term of the respective lease. Amortization is included in depreciation expense.

Goodwill and other intangible assets. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” goodwill and other intangibles with indefinite useful lives are no longer amortized but are reviewed for impairment on an annual basis or more frequently if events or circumstances suggest that the asset may be impaired. With the adoption of SFAS No. 142 in the first quarter of 2002, we discontinued amortizing the remaining balances of goodwill and domain names.

The provisions of SFAS No. 142 require that a two-step test be performed to assess goodwill for impairment. First, the fair value of each reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit’s goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, an impairment loss equal to the difference will be recorded.

SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful life and reviewed for impairment in accordance with SFAS No. 144. Intangible assets with definite lives are amortized using the straight line method over their expected useful lives ranging from three to fifteen years.

Impairment of long-lived assets. Long-lived assets and certain identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized when the sum of undiscounted expected future cash flows is less than the carrying amount of such assets. The measurement for such impairment loss is based on estimated fair values. Fair values have been determined based upon estimated future cash flows. Goodwill and certain other intangibles are tested for impairment under SFAS No. 142 and all other long-lived assets are tested for impairment under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. During 2001, Jupitermedia determined that certain intangible assets associated with various acquired Web sites and related Internet media properties were impaired. As a result of this determination, Jupitermedia recorded a non-cash charge of $54.2 million in 2001.

Investments in internet.com venture funds. Although Jupitermedia has less than a 20% interest in the internet.com venture funds, the investments are accounted for on the equity method of accounting as Jupitermedia has significant influence as the managing member of the funds. These investments are reviewed whenever events or changes in circumstances indicate that the carrying amount of these investments may not be recoverable.

Advertising and promotion expense. Jupitermedia expenses advertising and promotion costs as incurred. Advertising and promotion expense was $3.4 million, $4.7 million and $3.5 million for the years ended December 31, 2001, 2002 and 2003, respectively. Included in these amounts are expenses related to barter transactions of $2.9 million, $3.1 million and $371,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

Income taxes. Jupitermedia accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using presently enacted tax rates. The effect on deferred income tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances have been established to reduce deferred tax assets to the amounts expected to be realized.

Stock based compensation. Jupitermedia grants to certain employees stock options with an exercise price equal to the fair value of the shares at the date of grant. Jupitermedia accounts for stock option grants in accordance with Accounting Principles Board (“APB”) Opinion 25, “Accounting for Stock Issued to Employees”, and accordingly, recognizes no compensation expense for such grants. As permitted under the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation”, Jupitermedia has not changed its method of accounting for stock-based compensation; however, SFAS No. 123, as amended by SFAS No. 148, requires footnote disclosures relating to the effect of using a fair value based method of accounting for stock-based compensation cost.

The following table reflects pro forma net income (loss) and income (loss) per share had Jupitermedia elected to adopt the fair value approach of SFAS No. 123 (in thousands, except per share amounts):

	Year Ended December 31,
	2001	2002	2003
Net income (loss)	$(102,186)	$(511)	$1,382
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(9,931)	(8,131)	(5,011)

Pro forma net (loss)	$(112,117)	$(8,642)	$(3,629)

Basic and diluted net income (loss) per share
As reported	$(4.03)	$(0.02)	$0.05

Pro forma	$(4.43)	$(0.34)	$(0.14)

These pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2001, 2002 and 2003: risk-free interest rates of 4.09%, 3.06% and 2.03%, respectively; expected lives of three years; expected dividend rate of zero; and expected volatility of 146%, 132% and 121%, respectively.

Recent accounting pronouncements. In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” to elaborate on the existing disclosure requirements for most guarantees, including loan guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. However, the provisions

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

related to recognizing a liability at inception of the guarantee for the fair value of the guarantor’s obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have an affect on Jupitermedia’s financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation Transition and Disclosure, an Amendment of SFAS No. 123,” to provide alternative methods for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation as required by SFAS No. 123. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. Since Jupitermedia accounts for our stock-based compensation under APB Opinion No. 25, and has no current plans on switching to SFAS No. 123, the impact of SFAS No. 148 will be limited to the annual and interim reporting of the effects on net income (loss) and income (loss) earnings per share as if Jupitermedia accounted for stock-based compensation under SFAS No. 123. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. Jupitermedia has adopted the disclosure provisions of SFAS No. 148.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin (“ARB”) No. 51,” which addresses consolidation by business enterprises of variable interest entities either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 (“Revised Interpretations”) resulting in multiple effective dates based on the nature as well as the creation date of the variable interest entities. The adoption of this Interpretation did not have an impact on Jupitermedia’s financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on Jupitermedia’s financial statements.

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

3.    COMPUTATION OF NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding during the period. Dilutive net income (loss) per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares that may be issued upon the exercise of stock options. Common equivalent shares are excluded from the calculation if their effect is anti-dilutive.

Computations of basic and diluted net income (loss) per share for the years ended December 31, 2001, 2002 and 2003 are as follows (in thousands, except per share amounts):

	Year Ended December 31,
	2001	2002	2003
Numerator: Net income (loss)	$(102,186)	$(511)	$1,382
Denominator: Weighted average shares outstanding	25,333	25,318	25,574

Basic net income (loss) per share	$(4.03)	$(0.02)	$0.05

	Year Ended December 31,
	2001	2002	2003
Numerator: Net income (loss)	$(102,186)	$(511)	$1,382
Denominator: Weighted average shares outstanding	25,333	25,318	26,917

Diluted net income (loss) per share	$(4.03)	$(0.02)	$0.05

For the years ended December 31, 2001, 2002 and 2003 outstanding options to purchase 4,337,136, 5,645,589 and 2,364,947 shares of common stock, respectively, were excluded from the calculation of diluted net loss per share for those years, as the results would have been anti-dilutive.

4.    PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

	December 31, 2002	December 31, 2003
Computer equipment and software	$8,213	$8,699
Furniture, fixtures and equipment	1,129	1,194
Leasehold improvements	238	269

	9,580	10,162
Less: Accumulated depreciation	(7,656)	(8,674)

Property and equipment, net	$1,924	$1,488

5.    INTANGIBLE ASSETS AND GOODWILL

Intangible assets and goodwill include the preliminary allocation of the purchase prices relating to the acquisition of ArtToday, which took place on June 30, 2003, and the acquisition of the assets of DevX.com, Inc., which took place on July 11, 2003. Jupitermedia is in the process of obtaining third party valuations of certain intangible assets, thus the allocation of the purchase prices relating to these acquisitions is subject to refinement. See Note 8 for additional disclosure information.

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

Intangible Assets

The following table sets forth the intangible assets that are subject to amortization, including the related accumulated amortization (in thousands):

	December 31, 2002
	Cost	Accumulated Amortization	Net Carrying Value
Trademarks	$1,921	$(829)	$1,092
Web site development costs	1,246	(866)	380
Other	139	(138)	1

Total	$3,306	$(1,833)	$1,473

	December 31, 2003
	Cost	Accumulated Amortization	Net Carrying Value
Image library	$3,198	$(102)	$3,096
Customer lists	1,296	(86)	1,210
Web site development costs	2,321	(1,282)	1,039
Trademarks	2,381	(1,493)	888
Non-compete agreements	334	(53)	281
Other	188	(188)	—

Total	$9,718	$(3,204)	$6,514

Intangibles that are subject to amortization are amortized on a straight-line basis over their expected useful lives. The image library is amortized over fifteen years, customer lists are amortized over periods ranging from three to eight years, Web site development costs are amortized over three or five years and trademarks are amortized over three years. Non-compete agreements are amortized over the period of the agreements. Estimated amortization expense for intangible assets subject to amortization is as follows (in thousands):

Year Ending December 31,
2004	$1,352
2005	1,049
2006	737
2007	551
2008	470
Thereafter	2,355

$6,514

Unamortized Intangible Assets

	December 31,
	2002	2003
Domain names	$—	$1,616

Total	$—	$1,616

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

Goodwill

The changes in the carrying amount of goodwill for the two years ended December 31, 2003, are as follows (in thousands):

	Online media	Online images	Research	Events	Total
Balance as of January 1, 2002	$5,230	$—	$—	$31	$5,261
Goodwill acquired during year	24	—	3,074	18	3,116

Balance as of December 31, 2002	5,254	—	3,074	49	8,377
Goodwill acquired during year	2,395	11,475	—	—	13,870
Purchase accounting adjustments	(45)	—	(442)	—	(487)

Balance as of December 31, 2003	$7,604	$11,475	$2,632	$49	$21,760

Purchase accounting adjustments pertain primarily to adjustments made to the fair value of certain assets purchased in conjunction with the acquisition of JupiterResearch prior to the third quarter of 2003. JupiterResearch was acquired in the third quarter of 2002.

Adoption of SFAS No. 142

The following table sets forth the results of operations for all periods presented excluding goodwill amortization expense (in thousands, except per share amounts):

	Year Ended December 31,
	2001	2002	2003
Reported net income (loss)	$(102,186)	$(511)	$1,382
Add back goodwill amortization	32,631	—	—

Adjusted net income (loss)	$(69,555)	$(511)	$1,382

Basic net income (loss) per share:
Reported	$(4.03)	$(0.02)	$0.05

Adjusted	$(2.74)	$(0.02)	$0.05

Diluted net income (loss) per share:
Reported	$(4.03)	$(0.02)	$0.05

Adjusted	$(2.74)	$(0.02)	$0.05

6.    INVESTMENTS AND OTHER ASSETS

Investments and other assets consisted of the following (in thousands):

	December 31, 2002	December 31, 2003
Investments in internet.com venture funds	$913	$710
Security deposits	379	408
Investments in internet.com venture fund portfolio companies	291	270
Officer loan	178	178
Long-term prepaid expenses	—	76
Other	7	34

Investments and other assets	$1,768	$1,676

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

internet.com Venture Fund I LLC (“Fund I”), internet.com Venture Fund II LLC (“Fund II”) and internet.com Venture Partners III LLC (“Fund III”) (or collectively referred to as the “Funds”) were organized on March 23, 1999, September 7, 1999 and January 7, 2000, respectively, as Delaware limited liability companies. I-Venture Management LLC, a wholly-owned subsidiary of Jupitermedia, is the managing member and acts as the Funds’ investment manager and makes all investment decisions on behalf of the Funds. Jupitermedia is responsible for the day-to-day operation of the Funds.

The Funds’ investment objective is to maximize capital appreciation through investments in Internet related companies that have a broad focus on content outside the areas of e-business and Internet technology and are believed to have high growth potential.

As of December 31, 2002 and 2003, Jupitermedia had a 14%, 12% and 14% investment in each of Fund I, Fund II and Fund III, respectively. Acting as the managing member of the Funds, Jupitermedia has significant influence over the operations of the Funds, and accordingly, Jupitermedia accounts for these investments on the equity basis of accounting, subject to review for impairment. As of December 31, 2002, Jupitermedia was fully invested in all three funds and no longer had any outstanding capital commitments related to the Funds.

Jupitermedia is entitled to approximately a 2% management fee for the day-to-day management of the Funds, which amounted to $1.3 million, $1.1 million and $602,000 for the years ended December 31, 2001, 2002 and 2003, respectively. These amounts are included in Revenues in the Consolidated Statements of Operations.

Jupitermedia has entered into barter advertising agreements with certain portfolio companies of Fund I, Fund II and Fund III. In exchange for advertising on Jupitermedia’s online networks, Jupitermedia has received equity interests in these portfolio companies. Jupitermedia’s equity interest in each such company is less than 20%. Accordingly, Jupitermedia accounts for these investments on the cost basis of accounting. The cost has been determined based upon the value of the equity interests received. These investments are reviewed for impairment by the management of Jupitermedia on a quarterly basis. Revenues related to barter transactions involving certain portfolio companies of Fund I, Fund II and Fund III were $833,000, $8,000 and $0 for the years ended December 31, 2001, 2002 and 2003, respectively.

Jupitermedia determined that the declines in value from Jupitermedia’s accounting basis for certain of its investments in internet.com venture fund portfolio companies were other than temporary. During the years ended December 31, 2001, 2002 and 2003, Jupitermedia recognized losses of $1.9 million, $407,000 and $21,000, respectively, related to investment impairment. These amounts are a component of Income (loss) on investments and other in the Consolidated Statements of Operations.

In October 2002, the operating agreement of internet.com Venture Partners III was amended to reduce the fund’s committed capital from $75.0 million to $22.5 million and to provide for the dissolution of the fund and the distribution of the fund assets by December 31, 2003. In February 2003, the operating agreement of internet.com Venture Fund II LLC was amended to provide for dissolution of the fund and distribution of the fund assets by December 31, 2003. Both funds are in the process of dissolution and final distributions are expected to be made following such dissolutions. Jupitermedia no longer has any outstanding capital commitments related to these three venture funds.

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

7.    SEGMENT INFORMATION

Jupitermedia has four reportable segments: Online media, Online images, Research and Events. Online media consists of the internet.com, EarthWeb.com, DevX.com and ClickZ.com Networks. Due to the acquisition of ArtToday on June 30, 2003, Jupitermedia added an additional reportable segment titled Online images. Online images consists of JupiterImages (formerly the ArtToday.com network). Research represents the JupiterResearch division. Events represents the JupiterEvents division. Jupitermedia evaluates segment performance based on income or loss from operations. Other includes corporate overhead, depreciation, amortization and venture fund related activities. With the exception of goodwill, Jupitermedia does not identify or allocate assets by operating segment. See Note 5 for the allocation of goodwill to Jupitermedia’s reportable segments.

Summary information by segment for the years ended December 31, 2001, 2002 and 2003 is as follows (in thousands):

	Year Ended December 31,
	2001	2002	2003
Revenues:
Online media	$37,478	$27,169	$24,991
Online images	—	—	4,018
Research	—	5,139	9,101
Events	5,172	7,271	8,279
Other	1,315	1,118	602

	$43,965	$40,697	$46,991

Cost of revenues and operating expenses:
Online media	$41,305	$20,289	$17,379
Online images	—	—	2,092
Research	—	4,344	9,112
Events	5,744	7,333	9,603
Other	96,178	8,736	7,490

	$143,227	$40,702	$45,676

Operating income (loss):
Online media	$(3,827)	$6,880	$7,612
Online images	—	—	1,926
Research	—	795	(11)
Events	(572)	(62)	(1,324)
Other	(94,863)	(7,618)	(6,888)

	$(99,262)	$(5)	$1,315

Revenues from advertising on Jupitermedia’s Web sites were 58%, 46% and 39% of consolidated revenues for the years ended December 31, 2001, 2002 and 2003, respectively.

Approximately 96%, 95% and 95% of Jupitermedia’s revenues for the years ended December 31, 2001, 2002 and 2003, respectively, are derived from its domestic operations.

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

8.    ACQUISITIONS

On June 20, 2002, Jupitermedia agreed to acquire (the “Research Acquisition”) certain assets and to assume certain liabilities of the Jupiter Research and Jupiter Events businesses from Jupiter Media Metrix, Inc. (“JMXI”), pursuant to an Asset Purchase Agreement, dated as of June 20, 2002, by and between Jupitermedia, JMXI and Jupiter Communications, Inc. The Research Acquisition closed on July 31, 2002.

The consideration paid in the Research Acquisition consisted of cash in the amount of $250,000 plus the assumption of certain liabilities of JMXI including obligations to fulfill contractual commitments. The final aggregate purchase price was allocated as $2.6 million to goodwill, $3.9 million to assets other than goodwill and $6.3 million to assumed liabilities.

On June 30, 2003 (the “Closing Date”), Jupitermedia acquired (the “ArtToday Acquisition”) all of the stock of ArtToday, an Arizona corporation, pursuant to a stock purchase agreement, dated as of June 24, 2003, by and between Jupitermedia and International Microcomputer Software, Inc. (“IMSI”).

The consideration paid in the ArtToday Acquisition as of December 31, 2003 consisted of cash in the amount of $13.0 million and 250,000 shares of Jupitermedia’s common stock valued at $997,500. The purchase price was subject to adjustment after the Closing Date based on the adjusted net assets of ArtToday as of the Closing Date. As a result of this adjustment, IMSI paid $136,000 to Jupitermedia in the third quarter of 2003. Furthermore, additional cash earn-out payments may be made based on net revenue targets achieved by ArtToday for the period from July 1, 2003 to December 31, 2003; for the period from January 1, 2004 to June 30, 2004; and for the period from July 1, 2004 to June 30, 2005. Based upon the results of ArtToday for the period from July 1, 2003 to December 31, 2003, IMSI will be paid $1.0 million, which represents the maximum amount that could be earned for this earn-out period. This amount has been accrued and is included in goodwill as of December 31, 2003. The goodwill associated with the ArtToday Acquisition is not deductible for tax purposes.

The total purchase price has been allocated to the assets and liabilities based on estimates of their respective fair values.

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

The following table summarizes the purchase price allocation of the ArtToday Acquisition:

Cash and cash equivalents	$109
Accounts receivable, net	45
Prepaid expenses and other	287
Property, plant and equipment	675
Domain names	1,466
Customer lists	584
Image library	2,500
Non-compete agreements	283
Web site development costs	495
Goodwill	10,476
Investments and other assets	39

Total assets acquired	16,959

Accounts payable	(99)
Accrued payroll and related expenses	(60)
Accrued expenses	(521)
Deferred revenue	(1,616)
Long-term liabilities	(665)

Total liabilities assumed	(2,961)

Net assets acquired	$13,998

The intangible assets subject to amortization are being amortized on a straight-line basis over periods ranging from three to fifteen years. Jupitermedia is in the process of obtaining a third party valuation of certain intangible assets, thus the allocation of the purchase price relating to the ArtToday Acquisition is subject to refinement.

On July 11, 2003, Jupitermedia acquired the assets (the “DevX Acquisition”) of DevX.com from DevX.com, Inc., a Delaware corporation (n/k/a XD Remainder Corp.) (“DevX”), pursuant to an asset purchase agreement, dated July 11, 2003, between DevX and Jupitermedia.

The consideration price paid in the DevX Acquisition as of December 31, 2003 consisted of cash in the amount of $2.25 million and 200,000 shares of Jupitermedia’s common stock valued at $776,000 plus the assumption of certain liabilities including accounts payable and obligations to fulfill contractual commitments.

The total purchase price has been allocated to the assets and liabilities based on estimates of their respective fair values.

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

The following table summarizes the purchase price allocation of the DevX Acquisition:

Accounts receivable, net	$922
Prepaid expenses and other	50
Property, plant and equipment	100
Goodwill	2,385
Customer lists	632
Web site development costs	378
Domain names	50
Non-compete agreements	11

Total assets acquired	4,528

Accounts payable	(554)
Accrued payroll and related expenses	(227)
Accrued expenses	(176)
Deferred revenue	(545)

Total liabilities assumed	(1,502)

Net assets acquired	$3,026

The intangible assets subject to amortization are being amortized on a straight-line basis over periods ranging from three to seven years. Jupitermedia is in the process of obtaining a third party valuation of certain intangible assets, thus the allocation of the purchase price relating to the DevX Acquisition is subject to refinement. The goodwill associated with the DevX Acquisition is deductible for tax purposes.

On August 27, 2003, Jupitermedia filed a registration statement on Form S-3 with the Securities and Exchange Commission (“SEC”) to permit the resale from time to time of the shares of common stock issued to IMSI and DevX in connection with the ArtToday Acquisition and the DevX Acquisition, respectively. On September 10, 2003, the SEC declared such registration statement effective.

For the years ended December 31, 2003 and 2002, Jupitermedia made five additional acquisitions of businesses for a total aggregate purchase price of $337,000 and three additional acquisitions of businesses for a total aggregate purchase price of $87,000, respectively.

The unaudited pro forma information below presents results of operations as if the ArtToday Acquisition and DevX Acquisition had occurred as of January 1, 2002. The unaudited pro forma information is not necessarily indicative of the results of operations of the combined companies had these events occurred at the beginning of the year presented nor is it indicative of future results (in thousands, except per share amounts):

	Year Ended December 31,
	2002	2003
Revenues	$50,345	$52,847

Net income (loss)	$(2,528)	$1,153

Basic net income (loss) per share	$(0.10)	$0.05

Diluted net income (loss) per share	$(0.10)	$0.04

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

9.    STOCKHOLDERS’ EQUITY

On June 25, 1999, in conjunction with its initial public offering, Jupitermedia authorized the issuance of 4,000,000 shares of preferred stock, $.01 par value (the “Preferred Stock”).

The Board of Directors has the authority, without further vote or action by the stockholders, to issue the undesignated shares of Preferred Stock in one or more series and to fix all rights, qualifications, preferences, limitations and restrictions of each series, including dividend rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series.

In October 2001, Jupitermedia announced that its Board of Directors had authorized the expenditure of up to $1.0 million to repurchase the Company’s outstanding common stock. Any purchases under Jupitermedia’s stock repurchase program may be made, from time-to-time, in the open market, through block trades or otherwise, at the discretion of Company management. Depending on market conditions and other factors, these purchases may be commenced or suspended at any time or from time-to-time without prior notice. In September 2002, Jupitermedia repurchased 65,000 shares of Jupitermedia common stock at $1.60 per share as part of its stock repurchase program. Other than in this instance, the Company has not repurchased any shares of common stock under the stock repurchase program.

10.    INCOME TAXES

Jupitermedia did not provide for any current or deferred United States federal or state income taxes for any of the periods presented because it has experienced operating losses from its inception through the year ended December 31, 2002 and a full valuation allowance has been provided for any future benefits of such losses. Jupitermedia, however, did record a provision for foreign taxes for the year ended December 31, 2001 of $2,000.

As of December 31, 2002 and 2003, Jupitermedia had future federal and state income tax benefits as follows (in thousands):

	December 31, 2002	December 31, 2003
Net operating losses	$10,213	$12,888
Amortization and impairment of intangible assets	30,424	27,727
Reserves recorded for financial reporting purposes	543	558
Capital loss carryforward	628	906
Depreciation of property and equipment	591	645

Total future federal and state income tax benefits	42,399	42,724
Less valuation allowance	(42,399)	(42,724)

Deferred income tax assets	$—	$—

Jupitermedia has a valuation allowance as of December 31, 2002 and 2003, which fully offsets its deferred income tax assets. There is no assurance that Jupitermedia will generate sufficient taxable income in the future to be able to realize any or all of the deferred tax assets.

As of December 31, 2003, Jupitermedia had $32.1 million of net operating losses for federal income tax purposes, which begin to expire in 2018. Jupitermedia also had $15.1 million of net operating losses for state income tax purposes, which begin expiring in 2006.

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

A reconciliation setting forth the difference between the amount of taxes computed at Jupitermedia’s effective income tax rate and the U.S. Federal statutory income tax rate is as follows (in thousands):

	Year Ended December 31,
	2001	2002	2003
Federal statutory tax rate	$(35,954)	$(203)	$484
State taxes	(4,285)	(26)	77
Valuation allowance	33,126	200	(596)
Non-deductible expenses	7,113	29	35
Foreign income taxes	2	—	—

	$2	$—	$—

11.    COMMITMENTS AND CONTINGENCIES

Jupitermedia has entered into various operating leases for each of its office facilities. Generally under the lease agreements, Jupitermedia is obligated to pay a proportionate share of all utility costs for these premises. Rent expense, net of sublease income, for leased facilities was $1.8 million, $1.7 million and $1.0 million for the years ended December 31, 2001, 2002 and 2003, respectively. In conjunction with the ArtToday Acquisition, Jupitermedia acquired computer equipment that has been accounted for as a capital lease.

Future annual minimum lease payments under all capital and operating leases are as follows (in thousands):

Year Ending December 31,	Capital Lease	Operating Leases
2004	$179	$1,451
2005	—	326
2006	—	65

Total minimum payments	$179	$1,842

Amounts representing interest	(4)

Total present value of minimum payments	$175

The total minimum rentals to be received in the future under noncancelable subleases as of December 31, 2003 are $201,000.

Jupitermedia has entered into employment agreements with two of its officers with terms ranging from six months to one year. These agreements provide six months to one year of severance, to be paid upon termination.

A complaint was filed in Delaware Chancery Court on June 16, 1999 by a former stockholder of Mecklermedia Corporation, or Mecklermedia, alleging that Messrs. Alan M. Meckler and Christopher S. Cardell, each an executive officer and director of Jupitermedia, as well as the other former directors of Mecklermedia, breached their fiduciary duties of care, candor and loyalty in connection with the approval of both the sale of Mecklermedia to Penton Media, Inc. (“Penton Media”) in November 1998 and the related sale of 80.1% of the Internet business of Mecklermedia to Mr. Meckler. Jupitermedia was also named as a defendant. The action was brought as a class action on behalf of a class of all

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

stockholders of Mecklermedia (other than any defendant) whose shares were acquired by Penton Media, and seeks damages from all defendants and the imposition of a constructive trust on the benefits obtained by any defendant, including Mr. Meckler’s holdings of Jupitermedia.

On or about November 7, 2000, defendants were served with an amended complaint, which named three additional plaintiffs. As with the original complaint, the amended complaint asserted that the former directors of Mecklermedia breached their fiduciary duties of care, candor, loyalty and good faith to the Mecklermedia stockholders in connection with approving the Penton Media transaction and the related sale of 80.1% of the Internet business of Mecklermedia to Mr. Meckler. The amended complaint asserted claims for damages and also named Jupitermedia as a defendant seeking that a constructive trust be established consisting of any benefits derived by the defendants in respect of the alleged breaches.

On or about October 9, 2001, plaintiffs filed a Second Amended Class Action Complaint (the “SAC”). The SAC adds allegations concerning defendants’ alleged failure to disclose certain facts concerning Mr. Meckler’s role in the transactions, his role in negotiations with a third party, and the valuation of the assets at issue. Defendants filed a motion to dismiss the SAC on April 1, 2002. On November 6, 2002, the Chancery Court issued an opinion denying defendants’ motion to dismiss the SAC. On December 13, 2002, all of the defendants, including Jupitermedia, served an answer to the SAC generally denying the allegations therein, denying that the directors of Mecklermedia breached any fiduciary duties, and asserting certain affirmative defenses.

On February 28, 2003, we filed a lawsuit in the United States District Court for the District of Colorado alleging that the defendants, Michael Anderson, Prime Directive, Inc. and Part-15 Corporation, are knowingly and willfully using the name “WISPCON” to advertise, promote and conduct a variety of Internet / information technology trade shows, where such name is deliberately and confusingly similar to the plaintiffs’ pre-existing use in connection with their own Internet / information technology trade shows of the trademarked, service marked and branded name “ISPCON.” We own 49.9% of the ISPCON joint venture, through which it provides marketing, sales and other event support for the ISPCON trade shows. We are seeking injunctive relief and damages under a variety of legal theories, including trademark infringement, unfair competition, trademark dilution, deceptive trade practices, interference with contract and unjust enrichment. Defendants filed a motion to dismiss for lack of personal jurisdiction, which is pending, but also have filed an Answer and Counterclaim. Defendants seek injunctive relief and damages on their counterclaim for what they allege is the plaintiffs’ wrongful use of the name “WISPCON.” Discovery has commenced in the case. Jupitermedia intends to vigorously defend ourselves against the defendants’ counterclaim.

Jupitermedia is subject to legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial statements of Jupitermedia.

12.    EMPLOYEE BENEFIT PLAN

Jupitermedia has a defined contribution plan, which qualifies under Section 401(k) of the Internal Revenue Code for employees meeting certain service requirements. The plan allows eligible employees to contribute up to 15% of their compensation to the plan. At the discretion of the board of directors, Jupitermedia may also make contributions each year for the benefit of all eligible employees under the plan. There were no discretionary contributions for the years ended December 31, 2001, 2002, and 2003.

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

13.    STOCK INCENTIVE PLAN

In April 1999, Jupitermedia established a stock incentive plan under which Jupitermedia may issue qualified incentive or nonqualified stock options to employees, including officers, consultants and directors up to an aggregate of 10,000,000 shares of common stock. The exercise price of the options granted under the stock incentive plan will not be less than the fair market value of the shares of Jupitermedia’s common stock on the date of grant. Each stock option has a ten-year term from date of grant and vests equally on each of the first three anniversaries of their respective grant dates. The plan will terminate on April 15, 2009. As of December 31, 2003, there were 2,503,217 options remaining available for future issuance under this plan.

A summary of the status of Jupitermedia’s stock option plan as of December 31, 2001, 2002, and 2003 and changes during the years ending December 31, 2001, 2002, and 2003 are presented below:

	December 31, 2001		December 31, 2002		December 31, 2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	4,225,941	$10.52	4,337,136	$8.85	5,645,589	$6.33
Granted	1,851,265	3.16	2,179,183	2.21	2,456,352	3.36
Exercised	(9,720)	5.63	(8,940)	0.97	(191,515)	1.97
Forfeited	(1,730,350)	15.38	(861,790)	4.23	(660,793)	5.67

Outstanding at end of year	4,337,136	$8.85	5,645,589	$6.33	7,249,633	$5.50

Options exercisable at end of year	1,118,215	$13.10	2,208,480	$10.39	3,495,394	$8.24

Weighted average fair value of options granted during the year		$2.56		$1.68		$2.43

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2001, 2002 and 2003: risk-free interest rates of 4.09%, 3.06% and 2.03%, respectively; expected lives of three years; expected dividend rate of zero; and expected volatility of 146%, 132% and 121%, respectively.

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

The following table summarizes information about stock options outstanding at December 31, 2003:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Options at December 31, 2003	Weighted- Average Remaining Years of Contractual Life	Weighted- Average Exercise Price	Number of Options at December 31, 2003	Weighted- Average Exercise Price
$0.97-$1.24	529,225	5.80	$0.97	352,817	$0.97
1.82-2.17	317,919	8.00	2.04	110,090	2.05
2.28-3.24	3,656,342	7.34	2.84	722,821	2.51
3.29-4.73	507,900	7.84	3.96	90,000	3.73
5.11-9.22	807,062	5.73	6.45	790,682	6.44
12.03-16.28	1,364,135	3.68	13.95	1,364,135	13.95
18.75-22.50	35,000	6.48	19.92	34,650	19.90
30.91-37.09	12,300	6.36	33.90	12,300	33.90
40.69-58.69	19,750	6.13	47.69	17,899	46.55

	7,249,633			3,495,394

14.    RELATED PARTY TRANSACTIONS

Jupitermedia, Internet World Media, Inc. and Penton Media, Inc. entered into a services agreement in November 1998, whereby Jupitermedia agreed to provide certain services to Internet World Media, Inc. and Penton Media, Inc. in return for services to be provided to Jupitermedia by Internet World Media, Inc. and Penton Media, Inc. The value of the services provided were $833,000 and $504,000 for the years ended December 31, 2001 and 2002, respectively. These amounts are included in both Revenues and Advertising promotion and selling expenses in the Consolidated Statements of Operations. This services agreement terminated in 2003.

I-Venture Management LLC, a wholly-owned subsidiary of Jupitermedia, serves as the managing member of internet.com Venture Fund I LLC, internet.com Venture Fund II LLC and internet.com Venture Partners III LLC. Certain directors and officers of Jupitermedia serve as directors and officers of I-Venture Management LLC.

A non-interest bearing loan of $178,000 was made to Jupitermedia’s Chairman and Chief Executive Officer in 1997 that is still outstanding and is included in Investments and other assets as of December 31, 2003.

Jupitermedia Corporation

Notes To Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2001, 2002, and 2003

15.    QUARTERLY FINANCIAL SUMMARY (unaudited)

Quarters Ended

(in thousands, except per share data)

	March 31	June 30	September 30	December 31	Total
2003
Revenues	$8,245	$10,220	$13,328	$15,198	$46,991
Gross profit	$3,573	$5,712	$7,206	$8,989	$25,480
Net income (loss)	$(1,330)	$(111)	$653	$2,170	$1,382
Basic net income (loss) per share(a)	$(0.05)	$(0.00)	$0.03	$0.08	$0.05
Diluted net income (loss) per share	$(0.05)	$(0.00)	$0.02	$0.08	$0.05

2002
Revenues	$8,676	$9,886	$10,478	$11,657	$40,697
Gross profit	$5,142	$5,996	$6,217	$6,585	$23,940
Net income (loss)	$(1,031)	$(182)	$244	$458	$(511)
Basic and diluted net income (loss) per share	$(0.04)	$(0.01)	$0.01	$0.02	$(0.02)

(a)	Net income (loss) per share is computed independently for each of the periods presented. Accordingly, the sum of the quarterly basic net income (loss) per share amounts exceeds the total for the year in 2003.

16.    SUBSEQUENT EVENTS (unaudited)

On April 1, 2004, the Company acquired substantially all of the assets and certain liabilities of Comstock, Inc. (“Comstock”) for approximately $20.9 million in cash. Comstock will be integrated into the Company’s online images segment. The acquisition was financed with cash onhand and through $12.0 million of borrowings from the Company’s credit facilities. (See below.)

On April 1, 2004, the Company obtained secured revolving credit facilities from HSBC Bank USA (“HSBC”), which provide for aggregate borrowings of up to $12 million. These credit facilities consist of an $8 million revolving credit facility, borrowings under which are capped at the lesser of $8 million and 80% of the Company’s eligible accounts receivable, and a $4 million revolving credit facility. The Company pays a commitment fee of 0.5% per annum on the daily average unused amount of available borrowings under the Company’s $8 million credit facility. Both the $8 million loan facility and the $4 million loan facility are secured by all of the Company’s assets. At the Company’s option, borrowings under these credit facilities bear interest either at a rate equal to HSBC’s prime rate or at a rate equal to LIBOR plus 2.0%. All borrowings under these revolving credit facilities are due and payable on March 31, 2005.

On April 8, 2004, the Company obtained an additional secured revolving credit facility from HSBC which provides for additional borrowings of up to $11 million. Borrowings under this $11 million credit facility bear interest at a rate equal to LIBOR plus 1.35% and are secured by all of the Company’s assets. All borrowings under this facility are due and payable on March 31, 2005.

All of the Company’s credit facilities contain customary covenants including, among others, restrictions on the Company’s ability to pay dividends, incur additional indebtedness or liens on the Company’s assets, make investments in excess of $1 million or make acquisitions in excess of $25 million in the aggregate or in excess of $5 million for any single transaction. The Company’s credit facilities also require the Company to meet certain financial tests, including a stockholders’ equity test, a quarterly net income test, an interest coverage ratio test and a fixed charge coverage ratio test.

Up to $5 million of the Company’s obligations arising under the Company’s $8 million and $4 million credit facilities are guaranteed by Alan M. Meckler, the Company’s Chairman and CEO, and his wife. The obligations arising under the Company’s $11 million credit facility are also guaranteed by Mr. and Mrs. Meckler. All of these guarantees are secured by Mr. and Mrs. Meckler’s personal assets.

As of April 8, 2004, there was $4.0 million outstanding under the Company’s $8 million credit facility with HSBC bearing interest at a rate of 3.1%. In addition, the Company expects to borrow an additional $8.0 million under the Company’s HSBC credit facilities on or prior to April 13, 2004.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Jupitermedia Corporation:

We have audited the accompanying balance sheets of DevX.com, Inc. as of December 31, 2001 and 2002, and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the years then ended. These financial statements are the responsibility of DevX.com, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DevX.com, Inc. as of December 31, 2001 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1, on July 11, 2003, Jupitermedia Corporation acquired the assets of DevX.com, Inc., pursuant to an asset purchase agreement.

IRELAND SAN FILIPPO, LLP

South San Francisco, California

August 29, 2003

DevX.com, Inc.

Balance Sheets

December 31, 2001 and 2002

(in thousands, except share and per share amounts)

	December 31,
	2001	2002
ASSETS
Current assets:
Cash and cash equivalents	$829	$457
Accounts receivable, less allowance for doubtful accounts of $121 and $50, respectively	1,044	718
Prepaid expenses and other	80	30

Total current assets	1,953	1,205
Property and equipment, net	1,723	929
Goodwill	221	221
Other assets	195	19

Total assets	$4,092	$2,374

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term convertible notes payable	$7,016	$7,566
Line of credit	874	624
Accounts payable	1,306	789
Accrued payroll and related expenses	152	137
Accrued interest	78	348
Due to related party	30	60
Deferred revenues	257	463

Total current liabilities	9,713	9,987
Long-term liabilities	321	—

Total liabilities	10,034	9,987

Commitments and contingencies	—	—

Stockholders’ equity (deficit)
Series A convertible preferred stock, $0.001 par value 30,324,324 shares authorized, 4,256,756 shares issued and outstanding	4	4
Common stock, $0.001 par value 100,000,000 shares authorized, 5,062,962 shares issued and outstanding	5	5
Additional paid-in capital	7,379	8,493
Accumulated deficit	(13,330)	(16,115)

Total stockholders’ equity (deficit)	(5,942)	(7,613)

Total liabilities and stockholders’ equity (deficit)	$4,092	$2,374

See notes to financial statements.

DevX.com, Inc.

Statements of Operations

For the Years Ended December 31, 2001 and 2002

(in thousands)

	Year Ended December 31,
	2001	2002
Revenues	$7,027	$5,145
Cost of revenues	3,927	2,776

Gross profit	3,100	2,369

Operating expenses:
Advertising, promotion and selling	4,894	1,782
General and administrative	2,907	1,466
Depreciation	740	562
Amortization	181	—

Total operating expenses	8,722	3,810

Operating loss	(5,622)	(1,441)
Interest income	11	7
Interest expense	(867)	(1,445)
Other income (expense)	(8)	94

Net loss	$(6,486)	$(2,785)

See notes to financial statements.

DevX.com, Inc.

Statements of Changes in Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2001 and 2002

(in thousands, except share amounts)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance at January 1, 2001	4,256,756	$4	5,044,226	$5	$6,848	$(6,844)	$13
Exercise of stock options	—	—	18,736	—	3	—	3
Issuance of warrants	—	—	—	—	528	—	528
Net loss	—	—	—	—	—	(6,486)	(6,486)

Balance at December 31, 2001	4,256,756	4	5,062,962	5	7,379	(13,330)	(5,942)
Issuance of warrants	—	—	—	—	1,114	—	1,114
Net loss	—		—	—	—	(2,785)	(2,785)

Balance at December 31, 2002	4,256,756	$4	5,062,962	$5	$8,493	$(16,115)	$(7,613)

See notes to financial statements.

DevX.com, Inc.

Statements of Cash Flows

For the Years Ended December 31, 2001 and 2002

(in thousands)

	Year Ended December 31,
	2001	2002
Cash flows from operating activities:
Net loss	$(6,486)	$(2,785)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	921	562
Loss on disposal of fixed assets	8	306
Gain on settlement of accounts payable	—	(361)
Provision for allowance for doubtful accounts	50	(10)
Non-cash interest expense for warrants	528	1,114
Changes in current assets and liabilities:
Accounts receivable	317	336
Prepaid expenses and other	37	50
Other assets	(55)	176
Accounts payable	(430)	(156)
Accrued payroll and related expenses	(90)	(15)
Accrued interest	(116)	270
Due to related party	299	30
Deferred revenues	127	206
Long-term liabilities	321	(321)

Net cash used in operating activities	(4,569)	(598)

Cash flows from investing activities:
Capital expenditures	(291)	(74)

Net cash used in investing activities	(291)	(74)

Cash flows from financing activities:
Proceeds from issuance of convertible notes payable	4,516	550
Proceeds from exercise of stock options	4	—
Repayment of line of credit	—	(250)

Net cash provided by financing activities	4,520	300

Net change in cash and cash equivalents	(340)	(372)
Cash and cash equivalents, beginning of period	1,169	829

Cash and cash equivalents, end of period	$829	$457

Supplemental disclosures of cash flow:
Cash paid for interest	$337	$61

Cash paid for income taxes	$—	$—

See notes to financial statements.

DevX.com, Inc.

Notes to Financial Statements

For the Years Ended December 31, 2001 and 2002

1.    BASIS OF PRESENTATION OF THE ACQUIRED BUSINESSES

On July 11, 2003 (the “Closing Date”), Jupitermedia Corporation (“Jupitermedia”) acquired the assets (the “Acquisition”) of DevX.com, Inc. (“DevX”), a Delaware corporation, pursuant to an Asset Purchase Agreement (the “Purchase Agreement”), dated July 11, 2003, between DevX and Jupitermedia.

The consideration paid in the Acquisition (which was determined as a result of arms’-length negotiations) consisted of cash in the amount of $2,250,000 and 200,000 restricted shares of Jupitermedia’s common stock plus the assumption of certain liabilities including accounts payable and obligations to fulfill contractual commitments. Subsequent to the Closing Date, these shares were registered through an S-3 registration statement filed by Jupitermedia with the Securities and Exchange Commission on August 27, 2003 and amended on September 8, 2003.

Formed through a venture capital investment from Hummer Winblad Venture Partners and as part of a spin-off from Fawcette Technical Publications, Inc. (“FTP”), DevX is a provider of technical information and services that enable corporate application development teams to meet development challenges. DevX provides the international developer community with information about software development for corporate applications. DevX resources are available through three main channels: its public Web site DevX.com; DevX Vendor Development Portals, which enable leading IT vendors to reach a large audience seeking product and vendor-specific technical information; and DevX Corporate Development Portals for corporate IT departments.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenues.    DevX generates revenue from six primary sources: the sale of advertising on its: Web sites and e-mail newsletters; its DevX Vendor Development Portals and its DevX Corporate Development Portals for corporate IT departments; permission based opt-in e-mail list rentals; subscriptions to its Premier Club and Safari Club areas and the reselling of third party software.

Revenues from the sale of advertising on its Web sites and e-mail newsletters, the sale of advertising on its DevX Vendor Development Portals and the sale of advertising on its DevX Corporate Development Portals for corporate IT departments are recognized ratably over the life of the contract or in the period the advertising is displayed, provided no significant company obligations remain and collection of the resulting receivable is probable.

Revenues from the sale of permission based opt-in e-mail list rentals are recorded on a per use basis for the rental of DevX’s list names. Revenue from permission based opt-in list rentals is recognized at the time of the use by the renter.

Revenues from subscriptions to Premier Club and Safari Club are recognized ratably over the subscription period. Deferred revenues relate to the portion of collected advertising, newsletter, portal and subscription fees that have not yet been recognized as revenue.

Revenues from the reselling of third party software are recognized at the time of sale to the customer.

Use of estimates in the financial statements.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the

DevX.com, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2001 and 2002

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents.    Cash equivalents consist of highly liquid investments with a maturity date of three months or less when purchased. Substantially all cash and cash equivalents were held with one financial institution at December 31, 2001 and 2002.

Financial instruments.    The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and deferred revenues approximated fair value because of the relatively short maturity of these instruments.

Concentration of credit risk.    One customer accounted for 11% of DevX’s revenues in 2001 and 14% of DevX’s revenues in 2002. Four customers comprised approximately 53% and 65% of the accounts receivable as of December 31, 2001 and 2002, respectively.

Property and equipment.    Property and equipment is recorded at cost and depreciated or amortized using the straight-line method over their estimated useful lives that range from three to five years. Leasehold improvements, leased computers and leased software are amortized over the shorter of their estimated useful lives or the remaining term of the related lease.

Goodwill.    Goodwill relates to DevX’s acquisition of web sites.    Total goodwill at December 31, 2001 and 2002 was $542,000 less accumulated amortization of $321,000. In accordance with Statement of Financial Standards (“SFAS”) No. 141, “Business Combinations”, no amortization of goodwill was recorded during 2002. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is tested for impairment annually, or more frequently if circumstances indicated the potential for impairment.

Impairment of long-lived assets.    DevX periodically evaluates the recoverability of the carrying amount of long-lived assets (including property, plant and equipment) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment losses are assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are charged to expense. Long-lived assets to be disposed of are carried at fair value less costs to sell.

Advertising and promotion expense.    Advertising and promotion costs are expensed as incurred. Advertising and promotion costs were $491,000 and $128,000 for the years ended December 31, 2001 and 2002, respectively.

Income taxes.    DevX accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using presently enacted tax rates. The effect on deferred income tax assets and liabilities of changes in tax rates is recognized as income in the period that includes the enactment date. Valuation allowances have been established to reduce deferred tax assets to the amounts expected to be realized.

DevX.com, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2001 and 2002

Stock-based compensation.    DevX accounts for stock-based compensation plans in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” under which compensation cost is recorded on a straight-line basis over the vesting period of the underlying options. DevX has adopted the disclosure only provisions of SFAS No. 123, “Accounting for Stock Based Compensation”. No compensation expense has been recognized in the accompanying financial statements pursuant to stock options issued as the option terms are fixed and the exercise price equals the market price of the underlying stock on the date of grant for all options granted.

Had compensation costs for the stock options been determined based upon the fair value at grant dates for awards consistent with the method prescribed by SFAS 123, the net loss would have been increased to the proforma amounts indicated below (in thousands):

	Year Ended December 31,
	2001	2002
Net loss
As reported	$(6,486)	$(2,785)
Pro forma charge	(113)	(163)

Pro forma	$(6,599)	$(2,948)

These pro forma amounts may not be representative of future periods since the estimated fair value of stock options is amortized to expense over the vesting period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2001 and 2002: risk-free interest rates of 4.55% and 3.79% respectively; expected lives of five years; expected dividend rate of zero, and expected volatility of 146% and 132%, respectively.

3.    PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

	December 31,
	2001	2002
Computer equipment and software	$1,896	$2,625
Furniture, fixtures and equipment	485	182
Leasehold improvements	52	8
Software in progress	774	—

	3,207	2,815
Less: Accumulated depreciation	(1,484)	(1,886)

Property and equipment, net	$1,723	$929

4.    CONVERTIBLE NOTES PAYABLE

From November 2000 through November 2002, DevX issued a total of $7.6 million of convertible subordinated notes due to the lender on demand. These notes bear interest at 3.82% and are convertible at any time, at the option of the holders into shares of DevX’s Series B convertible preferred stock at a

DevX.com, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2001 and 2002

conversion price of $0.29 per share or to DevX’s common stock at a conversion price of $0.15 per share, subject to certain adjustments. The notes are subordinated to DevX’s line of credit. The notes are not subordinated to DevX’s trade payables or other general creditors.

Based on the unpaid principal and interest as of December 31, 2002, the convertible debt is convertible into approximately 27,275,000 shares of Series B convertible preferred stock or 52,731,000 shares of common stock.

Each of the convertible notes came with detachable warrant agreements. A certain number of warrants are fixed as to the amount of common stock into which they can be converted while others convert into a greater number of shares of common stock as they mature. The warrants have a five-year life from the date of issuance. The number of warrants related to these agreements that was outstanding as of December 31, 2002 was as follows:

Issuance Date	Number of Warrants	Expiration Date
3/12/01	342,906	3/12/06
7/12/01	543,581	7/12/06
9/19/01	1,696,721	9/19/06
9/19/01	18,629,968	9/19/06

	21,213,176

The value of the warrants, calculated using the Black-Scholes option pricing model, was recorded as a discount on the debt and amortized into interest expense over the period of the notes. Because of the terms of the note agreements, the debt discount was fully accreted in 2001 and 2002.

5.    LINE OF CREDIT

In August 2000, DevX entered into a loan agreement with a bank for a $1.0 million line of credit for general operating purposes. Interest on the line is payable at prime plus 2.00% at December 31, 2001 and 2002. Although not in compliance with certain debt covenants in 2001 and 2002, DevX obtained amendments to the terms of the loan in September 2001, September 2002 and January 2003. The line is schedule to mature in June 2003. The line is secured by substantially all of the assets of DevX.

6.    LONG-TERM LIABILITIES

DevX reached a payment agreement with a vendor during December 2001 for the repayment of approximately $821,000 in outstanding payables. The agreement called for an initial payment that was made in December 2001 followed by monthly payments over a 20-month period. The balance in long-term liabilities as of December 31, 2001 represents the long-term payments under this agreement. In 2002, a settlement was reached for a final payment that resulted in a gain of $361,000.

7.    INCOME TAXES

DevX did not provide for any current or deferred United States federal or state income taxes for any of the periods presented because it has experienced operating losses since inception and a full valuation allowance has been provided for any future benefits of such losses.

DevX.com, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2001 and 2002

Deferred tax assets and liabilities consist of the following (in thousands):

	December 31,
	2001		2002
	Current	Non-current	Current	Non-current
Federal
Deferred tax assets	$167	$4,494	$214	$5,371
Valuation allowance	(152)	(4,101)	(195)	(4,900)
Deferred tax liabilities	(15)	(393)	(19)	(471)

	$—	$—	$—	$—

State
Deferred tax assets	$43	$1,156	$56	$1,384
Valuation allowance	(43)	(1,156)	(56)	(1,384)

	$—	$—	$—	$—

The book basis of property and equipment differs from its tax basis by the difference between the allowable depreciation for book purposes and for tax purposes. The difference will be deductible for tax purposes in future periods. Certain expenses currently deductible for financial reporting purposes will not be deductible for income tax reporting purposes until future periods, when the expenses are paid.

DevX has net operating loss carryforwards for federal and state income tax purposes of approximately $15.3 million and $15.2 million, respectively, that are available to reduce future income subject to income taxes. The net operating loss carryforwards expire beginning in 2020 with respect to federal losses and in 2010 with respect to state losses.

DevX has a valuation allowance as of December 31, 2001 and 2002, which fully offsets its deferred income tax assets. Due to DevX’s brief operating history and recent losses, there is no assurance that DevX will generate sufficient taxable income in the future to be able to realize any or all of the deferred tax assets. The change in the valuation allowance was an increase of $2.5 million in 2001 and $1.1 million in 2002.

A reconciliation between the expected income tax provision at the federal statutory tax rate and the reported income tax provision is as follows (in thousands):

	Year Ended December 31,
	2001	2002
Expected provision at federal statutory rate	$(2,205)	$(947)
Provision for state taxes, net of federal benefit	(378)	(163)
Effect of non-deductible expenses	20	8
Valuation allowance	2,525	1,083
Other	38	19

	$—	$—

DevX.com, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2001 and 2002

8.    COMMITMENTS AND CONTINGENCIES

DevX has entered into various operating leases for its office facilities. Generally under the lease agreements, DevX is obligated to pay a proportionate share of all utility costs for these premises. Rent expense for leased facilities was approximately $970,000 and $340,000 for the years ended December 31, 2001 and 2002, respectively.

Future annual minimum lease payments under all operating leases are as follows (in thousands):

Year Ended December 31,
2003	$175
2004	59

$234

9.    RELATED PARTY TRANSACTIONS

FTP is in the business of publishing technical journals that are a source of articles and information that DevX uses on its site and in its Premier Club premium service. In return for the content that DevX receives from FTP, they provide e-commerce support for FTP’s conferences and publications, advertising on the DevX web site and hosting for FTP’s publication web sites. The amounts relating to these services are included in the due from related party on the accompanying balance sheets.

10.    EMPLOYEE BENEFIT PLAN

DevX has a defined contribution plan (the “Plan”), which qualifies under Section 401(k) of the Internal Revenue Code for all DevX employees. The Plan allows employees to contribute up to the lesser of $40,000 or 100% of their compensation to the Plan. At the discretion of the board of directors, DevX may also make contributions each year for the benefit of all eligible employees under the plan. Contributions made by DevX vest fully after three years of service. There were no discretionary contributions for the years ended December 31, 2001 and 2002.

11.    STOCK INCENTIVE PLAN

In 1999, DevX established a stock incentive plan under which DevX may issue qualified incentive or nonqualified stock options to employees, including officers, consultants and directors up to an aggregate of 4,459,459 shares of common stock. The exercise price of the options granted under the stock incentive plan will not be less than the fair market value of the shares of DevX’s common stock on the date of the grant. The stock incentive plan will terminate in 2009.

DevX.com, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2001 and 2002

A summary of the status of DevX’s stock option plan as of December 31, 2001 and 2002, and changes during the years ended December 31, 2001 and 2002 are presented below:

	2001		2002
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	4,033,165	$0.15	3,202,185	$0.15
Granted	440,000	0.15	1,802,319	0.15
Exercised	(18,736)	0.15	—	0.15
Forfeited	(1,252,244)	0.15	(977,988)	0.15

Outstanding at end of year	3,202,185	$0.15	4,026,516	$0.15

Options exercisable at end of year	854,141	$0.15	1,538,204	$0.15

Weighted average fair value of options granted during the year		$0.14		$0.13

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2001 and 2002: risk-free interest rates of 4.55% and 3.79%, respectively; expected lives of five years; expected dividend rate of zero, and expected volatility of 146% and 132%, respectively.

DevX.com, Inc.

Balance Sheet

June 30, 2003

(unaudited)

(in thousands, except share and per share amounts)

ASSETS
Current assets:
Cash and cash equivalents	$176
Accounts receivable	524
Prepaid expenses and other	39

Total current assets	739

Property and equipment, net	635
Goodwill	221
Other assets	19

Total assets	$1,614

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Short-term convertible notes payable	$7,566
Line of credit	374
Accounts payable	738
Accrued payroll and related expenses	141
Accrued interest	491
Due to related party	93
Deferred revenues	253

Total current liabilities	9,656

Total liabilities	9,656

Commitments and contingencies	—

Stockholders’ equity (deficit)
Series A convertible preferred stock, $0.001 par value 30,324,324 shares authorized, 4,256,756 shares issued and outstanding	4
Common stock, $0.001 par value 100,000,000 shares authorized, 5,062,962 shares issued and outstanding	5
Additional paid-in capital	9,096
Accumulated deficit	(17,147)

Total stockholders’ equity (deficit)	(8,042)

Total liabilities and stockholders’ equity (deficit)	$1,614

See notes to financial statements.

DevX.com, Inc.

Statements of Operations

For the Six Months Ended June 30, 2002 and 2003

(unaudited)

(in thousands)

	Six Months Ended June 30, 2002	Six Months Ended June 30, 2003
Revenues	$2,779	$2,687
Cost of revenues	1,415	1,510

Gross profit	1,364	1,177

Operating expenses:
Advertising, promotion and selling	890	666
General and administrative	1,082	504
Depreciation	269	294

Total operating expenses	2,241	1,464

Operating loss	(877)	(287)
Interest income	5	1
Interest expense	(607)	(760)
Other income (expense)	(301)	14

Net loss	$(1,780)	$(1,032)

See notes to financial statements.

DevX.com, Inc.

Statements of Cash Flows

For the Six Months Ended June 30, 2002 and 2003

(unaudited)

(in thousands)

	Six Months Ended June 30,
	2002	2003
Cash flows from operating activities:
Net loss	$(1,780)	$(1,032)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	269	294
Loss on disposal of fixed assets	303	—
Provision for losses on accounts receivable	(10)	(24)
Non-cash interest expense for warrants	557	603
Changes in current assets and liabilities:
Accounts receivable	427	218
Prepaid expenses and other	(29)	(9)
Other assets	176	—
Accounts payable	(147)	(51)
Accrued payroll and related expenses	26	4
Accrued interest	51	143
Due to related party	63	33
Deferred revenues	259	(210)
Long-term liabilities	(240)	—

Net cash used in operating activities	(75)	(31)

Cash flows from financing activities:
Repayments of line of credit	—	(250)

Net cash used in financing activities	—	(250)

Net change in cash and cash equivalents	(75)	(281)
Cash and cash equivalents, beginning of period	829	457

Cash and cash equivalents, end of period	$754	$176

Supplemental disclosures of cash flow:
Cash paid for interest	$—	$14

Cash paid for income taxes	$—	$—

See notes to financial statements.

DevX.com, Inc.

Notes to Financial Statements

For the Six Months Ended June 30, 2002 and 2003

(unaudited)

1.    BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared from the books and records of DevX in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. It is suggested that these financial statements be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2002 for DevX included herein. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim periods presented have been reflected in such financial statements.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of ArtToday, Incorporated:

We have audited the accompanying balance sheets of ArtToday, Inc. as of June 30, 2002 and 2003, and the related statements of operations, changes in stockholder’s equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ArtToday, Inc. as of June 30, 2002 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

San Francisco, California

August 14, 2003

ArtToday, Inc.

Balance Sheets

June 30, 2002 and 2003

(in thousands, except share and per share amounts)

	June 30,
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	$421	$44
Restricted cash	—	65
Accounts receivable, less allowance for doubtful accounts of $0 and $1, respectively	93	48
Due from parent	217	1,275
Prepaid expenses and other	55	285

Total current assets	786	1,717
Property and equipment, net	1,057	410
Intangible assets, net	860	1,036
Other assets	9	39

Total assets	$2,712	$3,202

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Accounts payable	$77	$100
Accrued expenses	83	116
Accrued compensation	62	60
Current portion of long-term liabilities	173	230
Deferred revenues	1,044	1,616

Total current liabilities	1,439	2,122
Long-term liabilities	360	435

Total liabilities	1,799	2,557

Commitments and contingencies	—	—

Stockholder’s equity
Common stock, $.01 par value 1,000,000 shares authorized 226,878 shares issued and outstanding at June 30, 2002 and 2003, respectively	2	2
Additional paid-in capital	3,523	3,523
Accumulated deficit	(2,612)	(2,880)

Total stockholder’s equity	913	645

Total liabilities and stockholder’s equity	$2,712	$3,202

See notes to financial statements.

ArtToday, Inc.

Statements of Operations

For the Years Ended June 30, 2002 and 2003

(in thousands)

	Year Ended June 30,
	2002	2003
Revenues	$4,152	$5,249
Cost of revenues	324	476

Gross profit	3,828	4,773

Operating expenses:
Advertising, promotion and selling	485	812
General and administrative	2,713	3,252
Research and development	746	947

Total operating expenses	3,944	5,011

Operating loss	(116)	(238)
Interest income	4	3
Interest expense	(5)	(33)

Net loss	$(117)	$(268)

See notes to financial statements.

ArtToday, Inc.

Statements of Changes in Stockholder’s Equity

For the Years Ended June 30, 2002 and 2003

(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
Balance at July 1, 2001	226,878	$2	$3,523	$(2,495)	$1,030
Net loss	—	—	—	(117)	(117)

Balance at June 30, 2002	226,878	2	3,523	(2,612)	913
Net loss	—	—	—	(268)	(268)

Balance at June 30, 2003	226,878	$2	$3,523	$(2,880)	$645

See notes to financial statements.

ArtToday, Inc.

Statements of Cash Flows

For the Years Ended June 30, 2002 and 2003

(in thousands)

	Year Ended June 30,
	2002	2003
Cash flows from operating activities:
Net loss	$(117)	$(268)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,080	1,068
Provision for allowance for doubtful accounts	1	1
Gain on disposal of property and equipment	(5)	—
Changes in current assets and liabilities:
Accounts receivable	(28)	44
Due from parent	(812)	(1,058)
Prepaid expenses and other	196	(230)
Other assets	(9)	(30)
Accounts payable	35	23
Accrued expenses	54	33
Accrued compensation	23	(2)
Deferred revenues	(117)	572

Net cash provided by operating activities	301	153

Cash flows from investing activities:
Capital expenditures	(87)	(179)
Investment in restricted cash	—	(65)
Acquisitions of intangible assets	(20)	(48)

Net cash used in investing activities	(107)	(292)

Cash flows from financing activities:
Repayments of long-term liabilities	(236)	(238)

Net cash provided by financing activities	(236)	(238)

Net change in cash and cash equivalents	(42)	(377)
Cash and cash equivalents, beginning of period	463	421

Cash and cash equivalents, end of period	$421	$44

Supplemental disclosures of cash flow:
Cash paid for interest	$5	$33

Cash paid for income taxes	$—	$—

Non-cash investing and financing activities:
Intangible assets acquired by issuance of notes payable	$637	$370

See notes to financial statements.

ArtToday, Inc.

Notes to Financial Statements

For the Years Ended June 30, 2002 and 2003

1.    BASIS OF PRESENTATION OF THE ACQUIRED BUSINESSES

On June 30, 2003 (the “Closing Date”), Jupitermedia Corporation (“Jupitermedia”) consummated the acquisition (the “Acquisition”) of all the stock of ArtToday, Inc. (“ArtToday”), an Arizona Corporation, pursuant to a Stock Purchase Agreement (the “Purchase Agreement”), dated June 24, 2003, between International Microcomputer Software, Inc. (“IMSI”) and Jupitermedia.

The consideration paid in the Acquisition (which was determined as a result of arms’-length negotiations) consisted of cash in the amount of $13 million and 250,000 unregistered shares of Jupitermedia’s common stock. Subsequent to the Closing Date, these shares were registered through an S-3 registration statement filed by Jupitermedia with the Securities and Exchange Commission on August 27, 2003 and amended on September 8, 2003. The purchase price is subject to adjustment after the Closing Date based on the adjusted net assets of ArtToday as of the Closing Date. Furthermore, additional cash earnout payments may be made based on net revenues derived from ArtToday for the six consecutive months following the Closing Date (the “First Earnout Period”), the six consecutive months following the First Earnout Period (the “Second Earnout Period”), and the twelve consecutive months following the Second Earnout Period.

ArtToday.com offers paid online subscriptions for photographs, clipart, Web graphics, animations and fonts. The ArtToday.com Network of Web sites includes Photos.com, ClipArt.com, Graphics.com, FlashComponents.com and RebelArtist.com, among others. ClipArt.com is a subscription-based graphics resource on the Web with more than 2.5 million clipart images, animations, photos, fonts and sounds. The entire ArtToday.com Network of Web sites generates in excess of 60 million page views per month and has approximately 3.0 million unique visitors per month.

During fiscal 2002 and 2003, ArtToday was a wholly owned subsidiary of IMSI. During both years, ArtToday was allocated certain expenses and received certain services from IMSI. Accordingly, ArtToday’s financial position and results of operations might be different if it operated as a standalone entity.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition.    Subscription revenues are deferred and then reflected proportionally in operations over the term of the service period, which is generally up to one year. Deferred revenues relate to the portion of collected subscription fees that have not yet been recognized as revenue. Licensing revenue relates to the licensing of the ArtToday subscription database of images, animations, photos, fonts or sounds. Licensing revenue is recognized on a monthly basis during the term of the license as earned. List rental revenue relates to customer subscriptions to ArtToday’s opt-in e-mail lists. Revenue is recorded on a per use basis for the rental of the list names and recognized at the time of use.

Research and development.    Research and development costs primarily consist of costs attributable to the development of new products and are expensed as incurred.

Use of estimates in the financial statements.    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ArtToday, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended June 30, 2002 and 2003

Cash and cash equivalents.    Cash equivalents consist of highly liquid investments with a maturity date of three months or less when purchased. Substantially all cash and cash equivalents were held with one financial institution at June 30, 2002 and 2003.

At June 30, 2003, there was approximately $65,000 of restricted cash that is classified as a current asset. The restricted cash represents a certificate of deposit collateralizing future payments under an operating lease.

Financial instruments.    The carrying amount of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and deferred revenues approximate fair value because of the relatively short maturity of these instruments.

Concentration of credit risk.    No customer accounted for greater than 10% or more of revenues during the years ended June 30, 2002 and 2003.

Property and equipment.    Property and equipment is recorded at cost and depreciated or amortized using the straight-line method over their estimated useful lives that range from three to five years. Leasehold improvements, leased computers and leased software are amortized over the shorter of their estimated useful lives or the remaining term of the related lease.

Intangible assets.    Intangible assets consist of domain names registered for ArtToday’s exclusive use and capitalized content acquired for ArtToday’s exclusive use. Domain names and capitalized content are amortized over a period of 36 to 60 months. In addition, intangibles include goodwill recorded related to IMSI’s acquisition of ArtToday in fiscal 1999. Total goodwill at June 30, 2003 was $407,000 less accumulated amortization of $315,000. In accordance with SFAS No. 141, “Business Combinations”, no amortization of goodwill was recorded in fiscal 2002 and 2003. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” goodwill is tested for impairment annually, or more frequently if circumstances indicated the potential for impairment.

Impairment of long-lived assets.    ArtToday periodically evaluates the recoverability of the carrying amount of long-lived assets (including property, plant and equipment and other intangible assets) whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. Impairment losses are assessed when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair value and are charged to expense. Long-lived assets to be disposed of are carried at fair value less costs to sell.

Advertising and promotion expense.    ArtToday expenses advertising and promotion costs as incurred. Advertising and promotion costs were $189,000 and $269,000 for the years ended June 30, 2002 and 2003, respectively.

Income taxes.    Operating results of ArtToday are included in the consolidated federal income tax returns of IMSI for the years ended June 30, 2002 and 2003. IMSI filed combined state income tax returns in Arizona. The deferred income tax amounts presented in the footnotes were determined on a standalone basis for ArtToday in accordance with SFAS No. 109 “Accounting for Income Taxes” (“FAS 109”) and are not necessarily reflective of actual amounts attributable to ArtToday.

ArtToday, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended June 30, 2002 and 2003

ArtToday accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using presently enacted tax rates. The effect on deferred income tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances have been established to reduce deferred tax assets to the amounts expected to be realized.

Stock based compensation.    ArtToday accounts for stock-based compensation plans in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” under which compensation cost is recorded as the difference between the fair value and the exercise price at the date of grant, and is recorded on a straight-line basis over the vesting period of the underlying options. ArtToday has adopted the disclosure only provisions of Statement of Financial Standards (“SFAS”) No. 123, “Accounting for Stock Based Compensation”. No compensation expense has been recognized in the accompanying financial statements pursuant to stock options issued as the option terms are fixed and the exercise price equals the market price of the underlying stock on the date of grant for all options granted.

Had compensation costs for the stock options been determined based upon the fair value at grant dates for awards consistent with the method prescribed by SFAS 123, the net loss would have been increased to the proforma amounts indicated below (in thousands):

	Year Ended June 30,
	2002	2003
Net loss
As reported	$(117)	$(268)
Pro forma charge	(8)	(1)

Pro forma	$(125)	$(269)

These pro forma amounts may not be representative of future periods since the estimated fair value of stock options is amortized to expense over the vesting period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 2002 and 2003: risk-free interest rates of 4.55% and 2.62%, respectively; expected lives of three years; expected dividend rate of zero, and expected volatility of 181% and 135%, respectively.

ArtToday, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended June 30, 2002 and 2003

3.    PROPERTY AND EQUIPMENT

Property and equipment consist of the following (in thousands):

	June 30,
	2002	2003
Computer equipment and software	$3,628	$3,700
Leased computer equipment	414	420
Leased software	26	124
Furniture and fixtures	91	91
Leasehold improvements	67	70

	4,226	4,405
Less: Accumulated depreciation	(3,169)	(3,995)

Property and equipment, net	$1,057	$410

Depreciation expense during the years ended June 30, 2002 and 2003 was $879,000 and $826,000, respectively.

4.    INTANGIBLE ASSETS

Intangible assets consist of the following (in thousands):

	June 30,
	2002	2003
Domain names	$1,058	$1,428
Goodwill	407	407
Capitalized content	20	68

	1,485	1,903
Less: Accumulated amortization	(625)	(867)

Intangible assets, net	$860	$1,036

Amortization expense during the years ended June 30, 2002 and 2003 was $201,000 and $242,000, respectively.

5.    LONG-TERM LIABILITIES

Long-term liabilities consists of the following (in thousands):

	June 30,
	2002	2003
Notes payable	$505	$654
Other obligations	28	11

	533	665
Less: Current portion of long-term liabilities	(173)	(230)

	$360	$435

ArtToday, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended June 30, 2002 and 2003

In February 2002, as consideration for the purchase of the Graphics.com domain name, ArtToday issued a note payable for $146,000 with a term of 32 months at an interest rate of 6% per annum.

In March 2002, as consideration for the purchase of the Clip-Art.com domain name, ArtToday issued a note payable for $169,000 with a term of 30 months at an interest rate of 6% per annum.

In March 2002, as consideration for the purchase of the Graphicsnews.com domain name, ArtToday issued a note payable for $40,000 with a term of six months. There was no interest associated with the issuance of this note.

In May 2002, as consideration for the purchase of the Photos.com domain name, ArtToday issued a note payable for $326,000 with a term of six years at an interest rate of 6% per annum.

6.    INCOME TAXES

Operating results of Art Today were included in the consolidated federal income tax return of IMSI for the years ended June 30, 2002 and 2003. IMSI filed combined state income tax returns in Arizona. The deferred tax amounts presented below were determined on a standalone basis for ArtToday in accordance with FAS 109 FAS 109, and are not necessarily reflective of actual benefits to be realized. A full valuation allowance has been provided against all net deferred tax assets.

As of June 30, 2002 and 2003, ArtToday had future federal and state income tax benefits as follows (in thousands):

	June 30,
	2002	2003
Depreciation of property and equipment	$685	$809
Amortization of intangible assets	136	190
Net operating losses	392	284
Reserves recorded for financial reporting purposes	25	24

Total future federal and state income tax benefits	1,238	1,307
Less: Valuation allowance	(1,238)	(1,307)

Deferred income tax assets	$—	$—

As of June 30, 2003, ArtToday had $710,000 of net operating losses for federal and state income tax purposes, which began to expire in 2002.

ArtToday, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended June 30, 2002 and 2003

7.    COMMITMENTS AND CONTINGENCIES

ArtToday has entered into an operating lease for its office facilities and various computer and phone equipment leases. Under the lease agreement for its office facilities, ArtToday is obligated to pay a proportionate share of all utility costs for these premises. Rent expense for leased office facilities was approximately $68,000 and $71,000 for the years ended June 30, 2002 and 2003, respectively.

Future scheduled payments under all operating leases and notes payable are as follows (in thousands):

Year Ending June 30,	Operating Leases	Notes Payable
2004	$357	$257
2005	171	186
2006	33	148
2007	—	148
2008	—	48

	$561	$787

8.    RELATED PARTY TRANSACTIONS

During fiscal 2002 and 2003, the parent of ArtToday, IMSI, provided certain administrative services on behalf of ArtToday, including processing payroll and benefits for all ArtToday employees. IMSI charged ArtToday approximately $1.0 million and $1.2 million for the years ended June 30, 2002 and 2003, respectively. Certain images included in ArtToday’s database are owned by IMSI for which a royalty is paid for their inclusion. This royalty was approximately $13,000 and $9,000 for the years ended June 30, 2002 and 2003, respectively. IMSI maintains a relationship with an e-mail service provider that acts as agent for opt-in email lists that are owned by ArtToday. This provider pays IMSI directly on behalf of ArtToday. During the years ended June 30, 2002 and 2003, these payments amounted to approximately $106,000 and $80,000, respectively. From April 2002 through September 2002, IMSI charged ArtToday $20,000 per month as a fee for the management of ArtToday’s business. As of June 30, 2002 and 2003, ArtToday had a receivable of $217,000 and $1.3 million, respectively, from IMSI as a result of intercompany loans to IMSI offset by payables to IMSI pursuant to the aforementioned administrative services.

9.    EMPLOYEE BENEFIT PLANS

IMSI

IMSI granted stock options to ArtToday employees to purchase shares of IMSI. Option activity under the plan related to the employees of ArtToday is as follows:

	June 30, 2002		June 30, 2003
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	23,750	$7.41	280,550	$1.04
Granted	256,800	0.45	65,000	0.59

Outstanding at end of year	280,550	$1.04	345,550	$0.95

Options exercisable at end of year	64,298	$2.94	160,832	$1.46

Weighted average fair value of options granted during the year		$0.43		$0.51

ArtToday, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended June 30, 2002 and 2003

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 2002 and 2003: risk-free interest rates of 4.55% and 2.62%, respectively; expected lives of three years; expected dividend rate of zero, and expected volatility of 181% and 135%, respectively.

ArtToday

In February 2000, ArtToday adopted a standalone stock option plan to attract, retain and motivate eligible persons. The options vest and are exercisable under certain conditions, which may vary depending on the options, over periods not to exceed 10 years from the date the option is granted, provided the employee is still employed by ArtToday at the time of exercise. Participants who are not officers, directors or consultants of ArtToday or of a parent or subsidiary of ArtToday have the right to exercise an option at the rate of not less than 20% per year over five years from the date the option is granted. Upon termination of employment, the employee generally has 90 days to exercise vested options otherwise the options are forfeited. The exercise price of each option is determined by the Board of Directors of ArtToday when the option is granted and may not be less than 85% of the fair market value of the shares on the grant date; provided that the exercise price of an incentive stock option or any option granted to a 10% stockholder will not be less than 100% of the fair market value of the shares on the date of the grant. All grants under the plan have been at 100% of the fair market value of the shares.

A summary of the activity in the ArtToday stock option plan during fiscal years 2002 and 2003 is as follows:

	June 30, 2002		June 30, 2003
	Number of Options	Exercise Price	Number of Options	Exercise Price
Outstanding at beginning of year	35,119	$15.43	31,969	$15.43
Granted	500	15.43	—	—
Forfeited	(3,650)	15.43	—	—

Outstanding at end of year	31,969	$15.43	31,969	$15.43

Options exercisable at end of year	12,597	$15.43	19,731	$15.43

Weighted average fair value of options granted during the year		$15.10		$—

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 2002: risk-free interest rate of 2.8%, expected lives of three years, expected dividend rate of zero, and expected volatility of 181%.

INDEPENDENT AUDITORS’ REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

COMSTOCK, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Comstock, Inc. and Subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows, and stockholders’ equity for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Comstock, Inc. and Subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

MAZARS LLP

New York, N.Y.

April 1, 2004

Comstock, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2002 and 2003

(in thousands, except share and per share amounts)

	December 31,
	2002	2003
ASSETS
Current assets:
Cash and cash equivalents	$1,450	$1,766
Accounts receivable, less allowance for doubtful accounts of $58 and $134, respectively	363	639
Prepaid expenses and other	211	174

Total current assets	2,024	2,579

Property and equipment, net	1,198	1,075
Photographic and imagery costs, net	637	623
Other assets	25	27

Total assets	$3,884	$4,304

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Line of credit	$250	$—
Accounts payable—trade	335	102
Accrued expenses	655	578
Other liabilities	216	205

Total current liabilities	1,456	885

Commitments and contingencies

Stockholders’ equity:
Common stock, $.01 par value per share, 10,000,000 shares authorized, and 2,480,000 shares issued	25	25
Additional paid-in capital	3,211	3,211
Retained earnings	431	1,549
Treasury stock, 720,000 shares, at cost	(1,250)	(1,250)
Accumulated other comprehensive income (loss)	11	(116)

Total stockholders’ equity	2,428	3,419

Total liabilities and stockholders’ equity	$3,884	$4,304

The accompanying notes are an integral part of these consolidated financial statements.

Comstock, Inc. and Subsidiaries

Consolidated Statements of Income

For the Years Ended December 31, 2002 and 2003

(in thousands)

	Years Ended December 31,
	2002	2003
Net revenues	$10,400	$10,426
Cost of revenues	1,004	853

Gross profit	9,396	9,573

Operating expenses:
Advertising, promotion and selling	777	727
General and administrative	6,492	6,929
Depreciation and amortization	544	537

Total operating expenses	7,813	8,193

Operating income	1,583	1,380

Other expenses (income):
Interest expense	10	5
Interest income	(29)	(8)
Foreign exchange (income) loss	323	(142)

Total other expenses (income)	304	(145)

Income before provision for income taxes	1,279	1,525
Provision for income taxes	120	32

Net income	$1,159	$1,493

The accompanying notes are an integral part of these consolidated financial statements.

Comstock, Inc. and Subsidiaries

Consolidated Statements of Stockholders’ Equity

For the Years Ended December 31, 2002 and 2003

(In thousands, except share amounts)

	Comprehensive (Loss) Income	Number of Shares Issued	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Balance at December 31, 2001		2,480,000	$25	$3,211	$(728)	$—	$(93)	$2,415
Net income—year ended December 31, 2002	$1,159	—	—	—	1,159	—	—	1,159
Foreign currency translation adjustment—year ended December 31, 2002	104	—	—	—	—	—	104	104

Comprehensive income	$1,263

Purchase of treasury stock		—	—	—	—	(1,250)	—	(1,250)

Balance at December 31, 2002		2,480,000	25	3,211	431	(1,250)	11	2,428
Net income—year ended December 31, 2003	$1,493	—	—	—	1,493	—	—	1,493
Foreign currency translation adjustment—year ended December 31, 2003	(127)	—	—	—	—	—	(127)	(127)

Comprehensive income	$1,366

Cash dividends		—	—	—	(375)	—	—	(375)

Balance at December 31, 2003		2,480,000	$25	$3,211	$1,549	$(1,250)	$(116)	$3,419

The accompanying notes are an integral part of these consolidated financial statements.

Comstock, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2002	2003
Cash flows from operating activities:
Net income	$1,159	$1,493
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	544	537
Bad debt expense (recovery)	(188)	77
Changes in other operating assets and liabilities:
Accounts receivable	235	(354)
Prepaid expenses and other	158	35
Accounts payable	88	(233)
Accrued expenses	537	(88)

Net cash provided by operating activities	2,533	1,467

Cash flows from investing activities:
Cost of producing photographs and imageries	(351)	(77)
Purchase of property and equipment	(946)	(322)
Proceeds from sale of assets	3	—

Net cash used in investing activities	(1,294)	(399)

Cash flows from financing activities:
Repayments of short-term borrowings	(150)	(250)
Treasury stock purchase	(1,250)	—
Cash dividends	—	(375)

Net cash used in financing activities	(1,400)	(625)

Effect of exchange rate changes on cash and cash equivalents	104	(127)

Net (decrease) increase in cash and cash equivalents	(57)	316

Cash and cash equivalents at beginning of year	1,507	1,450

Cash and cash equivalents at end of year	$1,450	$1,766

Supplemental disclosures of cash flows information:
Cash paid during the year for:
Interest	$10	$5

Income taxes	$132	—

The accompanying notes are an integral part of these consolidated financial statements.

Comstock, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2002 and 2003

1.    BASIS OF PRESENTATION

Comstock, Inc. (“Comstock”) and its wholly-owned subsidiaries are in the business of producing original imagery that is licensed by commercial concerns primarily in the advertising, graphic arts, and publishing industries. Comstock delivers its product in various media including CD ROMs on-line digital files and traditional duplicate transparencies. References to the “Company” refer to the consolidated entity.

The consolidated financial statements include the accounts of Comstock and its wholly-owned subsidiaries, Comstock Photofile Limited (Canada), Comstock S.A.R.L. (Luxembourg), Comstock Gmbh (Germany) and Comstock Photofile Limited (UK). Since 2001, Comstock Photofile Limited (UK) and Comstock Gmbh (Germany) became inactive subsidiaries when operations were combined into Comstock S.A.R.L. (Luxembourg).

Operations located in foreign countries account for $1.4 million and $1.6 million of revenues and for $1.5 million and $0.5 million of assets as of and for the years ended December 31, 2002 and 2003, respectively.

2.    SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Comstock, Inc. and all wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash and cash equivalents.

Foreign Operations and Currency

Assets and liabilities of the foreign subsidiaries, whose functional currency is the local currency, are translated at exchange rates in effect as of the balance sheet date. Revenue and expense accounts are translated at the monthly average rate of exchange rates prevailing during the year. The adjustment resulting from translating the financial statements of such foreign subsidiaries has been included in accumulated other comprehensive income (loss), which is reflected as a separate component of stockholders’ equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are expensed as incurred.

Comstock, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2002 and 2003

Revenue Recognition

The Company derives revenue principally from granting rights to use images that are delivered digitally, in traditional analog form or on CD-ROMs. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectibility is reasonably assured. Delivery occurs upon shipment (CD-ROMs and transparencies) or the availability of the image for downloading by the customer.

Comprehensive income

Accumulated other comprehensive income (loss) is comprised of cumulative foreign currency translation adjustments.

Shipping and Handling Costs

The Company expenses shipping and handling costs as incurred. These costs are included in cost of revenues.

Photographic and Imagery Costs

The costs of producing photographs and imagery are capitalized and amortized over their estimated useful lives, generally three to ten years, on the straight-line method. Amortization is charged to cost of revenues. These costs consist primarily of direct materials, direct and indirect labor, and overhead in connection with the production of new imagery.

Accounts Receivable

Accounts receivable consist of trade receivables recorded at original invoice amount, less an estimated allowance for uncollectible accounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest, although a finance charge may be applied to receivables that are past due. Trade receivables are periodically evaluated for collectibility based on past credit history with customers and their current financial condition. Changes in the estimated collectibility of trade receivables are recorded in the results of operations for the period in which the estimate is revised. Trade receivables that are deemed uncollectible are offset against the allowance for uncollectible accounts. The Company generally does not require collateral for trade receivables.

Financial Instruments

The recorded amounts of financial instruments such as cash equivalents, accounts receivable and accounts payable approximate their fair values due to their short maturities.

Property and Equipment

Fixed assets are recorded at cost and depreciated over their estimated useful lives, generally three to five years, on the straight-line method. Leasehold improvements are amortized on the straight-line method over the lesser of their estimated useful lives or the terms of the related leases.

Advertising

Advertising costs are charged to operations when the advertising first takes place. Advertising costs charged to operations for the years ended December 31, 2002 and 2003 were approximately $777,000 and $727,000 respectively.

Comstock, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2002 and 2003

Treasury Stock

On December 31, 2002, one of the Company’s shareholders redeemed his entire equity in the ownership of the Company (720,000 shares), for $1,250,000 in cash.

3.    PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, (in thousands):

	2002	2003
Photo equipment	$279	$297
Web infrastructure and administrative equipment	1,167	1,320
Leasehold improvements	6	13
Furniture and fixtures	380	524

	1,832	2,154
Less accumulated depreciation	(634)	(1,080)

Property and equipment, net	$1,198	$1,075

Depreciation expense was approximately $295,000 and $253,000 for the years ended December 31, 2002 and 2003, respectively.

4.     PHOTOGRAPHIC AND IMAGERY COSTS

Photographic and imagery costs include the costs of producing photographs and imagery.

The following table sets forth the photographic and imagery costs that are subject to amortization, including the related accumulated amortization at December 31, (in thousands):

	2002	2003
Photographic and imaging costs	$1,752	$1,830
Less accumulated amortization	(1,115)	(1,207)

Photographic and imagery costs, net	$637	$623

Amortization expense was approximately $249,000 and $284,000 for the years ended December 31, 2002 and 2003, respectively.

5.    OTHER LIABILITIES

Other liabilities consist of the following at December 31, (in thousands):

	2002	2003
Provision for potential claims	$105	$114
Others	111	91

	$216	$205

Comstock, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2002 and 2003

6.    ACCRUED EXPENSES

Accrued expenses consist of the following at December 31, (in thousands):

	2002	2003
Profit sharing	$140	$142
Accrued catalog costs	193	243
Accrued commissions	61	49
Computer equipment	96	—
Others	165	144

	$655	$578

7.    INCOME TAXES

Comstock files under Subchapter S of the Internal Revenue Code for Federal income tax and New Jersey tax purposes. Accordingly, no provision or liability for Federal income taxes is reflected in the accompanying financial statements. Instead, Comstock’s stockholders are liable for individual Federal income taxes on their respective share of Comstock’s taxable income. However, Comstock was subject to New Jersey income taxes for the year 2002 as Comstock files such returns as a “C” Corporation. Effective January 1, 2003, Comstock has elected to be treated as an “S” Corporation for New Jersey tax purposes.

The provision for income taxes consists of the following (in thousands):

	2002	2003
Current tax—State	$41	$32
Foreign tax	79	—

	$120	$32

8.    PROFIT-SHARING PLAN

The Company maintains a profit-sharing plan, the Comstock, Inc. Savings and Retirement Plan (the “Plan”), for the benefit of employees of the Company. The Plan is intended to be a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 (the “Code”). The Company makes a matching contribution equal to 3% of each participant’s annual gross salary. Matching contributions to the Plan were $40,000 and $42,000 for the years ended December 31, 2002 and 2003, respectively. In addition, the Company may make discretionary contributions to the Plan. The Company made discretionary contributions of $100,000 to the Plan for each of the years ended December 31, 2002 and 2003.

9.    LINE OF CREDIT

The line of credit outstanding as of December 31, 2002 was fully repaid during the year.

10.    CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash and accounts receivable. The Company places most of its cash investments in accounts with two financial institutions, which from time to time exceed the Federal Depository Insurance

Comstock, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

For the Years Ended December 31, 2002 and 2003

Coverage limit. Cash and cash equivalents exceeding federally insured limits approximated $1.4 million at December 31, 2003. Concentrations of credit risks with respect to accounts receivable are limited due to the large number of customers in the Company’s customer base, and their dispersion across different industries and geographic areas. The Company maintains an allowance for losses based upon the expected collectibility of all accounts receivable.

11.    COMMITMENTS

Comstock has operating leases for office space and equipment, which expire at various dates. The Company recognizes rent expense on the straight-line basis. Minimum rental payments under such operating leases as of December 31, 2003 are approximately as follows (in thousands):

Years Ending December 31,
2004	$289
2005	175
2006	38
2007	10
2008	6

$518

Total rent expense under operating leases amounted to $241,000 and $315,000 for the years ended December 31, 2002 and 2003, respectively. Deferred rent as of December 31, 2002 and 2003 amounts to $33,000 and $28,000 and is included in other liabilities.

12.    SUBSEQUENT EVENTS

Dividend distribution

On March 12, 2004, Comstock paid a $500,000 dividend.

Sale of treasury stock

On March 15, 2004, Comstock sold 430,000 shares of treasury stock to existing stockholders and certain employees for a total of $748,200.

Sale of assets of Comstock, Inc. and Subsidiaries

On April 1, 2004, Jupitermedia Corporation acquired the business operations of Comstock Inc. and subsidiaries, except for cash and cash equivalents, for $20.85 million in cash.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENT DATA

The unaudited Pro Forma Combined Balance Sheet as of December 31, 2003 has been derived from Jupitermedia’s historical balance sheet and gives effect to the acquisition of the assets of Comstock, Inc. which was completed on April 1, 2004, as if the acquisition had been consummated on December 31, 2003.

The unaudited Pro Forma Combined Financial Statement Data does not reflect future events that may occur after the acquisition has been completed. As a result of the assumptions, estimates and uncertainties, the accompanying unaudited Pro Forma Combined Financial Statement Data does not purport to describe the actual financial condition or results of operations that would have been achieved had the acquisition in fact occurred on the dates indicated, nor does it purport to predict Jupitermedia Corporation’s future financial condition or results of operations. The Comstock, Inc. acquisition will be accounted for as a purchase. Jupitermedia Corporation has not completed the final allocation of the purchase price to tangible and intangible assets of Comstock, Inc.

The unaudited Pro Forma Combined Financial Statement Data is based on certain assumptions and adjustments described in the notes to the unaudited Pro Forma Combined Financial Statement Data included in this report and should be read in conjunction with the historical financial statements and accompanying disclosures contained in Jupitermedia Corporation’s December 31, 2003 consolidated financial statements and notes thereto on Form 10—K and the historical financial statements of Comstock, Inc. and subsidiaries for the years ended December 31, 2002 and 2003 and notes thereto included in this report.

Unaudited Pro Forma Combined Balance Sheet Data:

	Jupitermedia Corporation (historical)	Comstock, Inc. (historical)	Pro Forma Adjustments		Jupitermedia Corporation Pro Forma
	(in thousands, except share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$9,567	$1,766	$(10,616	)(1)(3)	$717
Accounts receivable	10,281	639	—		10,920
Unbilled accounts receivable	1,012	—	—		1,012
Prepaid expenses and other	2,124	174	—		2,298

Total current assets	22,984	2,579	(10,616)		14,947

Property and equipment, net	1,488	1,075	—		2,563
Goodwill	21,760	—	18,322	(2)	24,222
Other intangible assets, net	8,130	623	—		24,613
Investments and other assets	1,676	27	—		1,703

Total assets	$56,038	$4,304	$7,706		$68,048

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Line of credit	$—	$—	$12,000	(1)(4)	$12,000
Accounts payable	1,494	102	(102	)(3)	1,494
Accrued payroll and related expenses	2,482	—	—		2,482
Accrued expenses and other	4,151	783	(773	)(2)(3)	4,161
Deferred revenue	9,211	—	—		9,211

Total current liabilities	17,338	885	11,125		29,348
Long-term liabilities	341	—	—		341

Total liabilities	17,679	885	11,125		29,689

Commitment and contingencies	—	—	—		—

Stockholders’ equity (deficit)
Preferred stock	—	—	—		—
Common stock	260	25	(25	)(3)	260
Additional paid-in capital	177,629	3,211	(3,211	)(3)	177,629
(Accumulated deficit) retained earnings	(139,427)	1,549	(1,549	)(3)	(139,427)
Treasury stock, 65,000 shares at cost	(106)	(1,250)	1,250	(3)	(106)
Accumulated other comprehensive income	3	(116)	116	(3)	3

Total stockholders’ equity (deficit)	38,359	3,419	(3,419)		38,359

Total liabilities and stockholders’ equity (deficit)	$56,038	$4,304	$7,706		$68,048

Footnotes on following page

(1)	Adjustment reflects the amount of $20,850,000 of cash, which was comprised of $8,850,000 of cash on hand and $12,000,000 from borrowings under a line of credit, paid for the assets of Comstock, Inc.
(2)	Adjustments reflect management’s preliminary allocation of the purchase price for Comstock, Inc.
(3)	Adjustment reflects assets not acquired or liabilities and equity not assumed by Jupitermedia Corporation.
(4)	Adjustment reflects the borrowing of $12,000,000 under a line of credit.

The following unaudited pro forma combined statement of operations is for the year ended December 31, 2003. The unaudited pro forma combined statement of operations has been derived from Jupitermedia’s historical statement of operations and gives effect to the acquisitions completed on the dates indicated below. The unaudited pro forma combined statement of operations and accompanying notes should be read in conjunction with the historical consolidated financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The financial data contained in the unaudited pro forma combined statement of operations gives effect to the following acquisitions, as if each acquisition had been consummated on January 1, 2003:

•	the acquisition of ArtToday, Inc. on June 30, 2003;

•	the acquisition of DevX.com, Inc. on July 11, 2003; and

•	the acquisition of Comstock, Inc. on April 1, 2004.

The unaudited pro forma combined statement of operations may not be indicative of the results that would have been obtained had the transactions been completed as of the assumed dates and for the period presented or that may be obtained in the future.

	Year Ended December 31, 2003
	Jupitermedia Corporation (as reported)	ArtToday, Inc. (historical prior to acquisition)(1)	DevX.com, Inc. (historical prior to acquisition)(2)	Comstock, Inc. (historical prior to acquisition)(3)	Pro Forma Adjustments		Jupitermedia Corporation Pro Forma
	(in thousands, except per share amounts)
Unaudited Pro Forma Combined Statement of Operations Data:
Revenues	$46,991	$3,029	$2,827	$10,426	$—		$63,273
Cost of revenues	21,511	289	1,567	853	(13	)(4)	24,207

Gross profit	25,480	2,740	1,260	9,573	13		39,066

Operating expenses:
Advertising, promotion and selling	14,369	464	701	727	(113	)(4)	16,148
General and administrative	7,003	1,675	520	6,929	(436	)(4)	15,691
Research and development	—	498	—	—	—		498
Depreciation	1,422	—	294	537	152	(4)	2,405
Amortization	1,371	—	—	—	590	(4)(5)	1,961

Total operating expenses	24,165	2,637	1,515	8,193	193		36,703

Operating income (loss)	1,315	103	(255)	1,380	(180)		2,363
Income on investments and other, net	121	—	—	—	—		121
Interest income	190	—	1	8	(174	)(6)(7)(8)(9)(10)	25
Interest expense	(26)	(15)	(760)	(5)	388	(11)(12)	(418)
Other income	—	—	14	142	—		156

Income (loss) before income taxes minority interest and equity loss from international and venture fund investments	1,600	88	(1,000)	1,522	34		2,247
Provision for income taxes	—	—	—	32	—		32
Minority interest	26	—	—	—	—		26
Equity loss from international and venture fund investments, net	(244)	—	—	—	—		(244)

Net income (loss)	$1,382	$88	$(1,000)	$1,493	$34		$1,997

Basic net income per share	$0.05						$0.08

Diluted net income per share	$0.05						$0.07

Basic weighted average number of common shares	25,574				450	(13)	26,024

Diluted weighted average number of common shares	26,917				450	(13)	27,367

Footnotes on following page

(1)	Represents the historical financial information for ArtToday, Inc. for the period January 1, 2003 to June 30, 2003.
(2)	Represents the historical financial information for DevX.com, Inc. for the period January 1, 2003 to July 11, 2003.
(3)	Represents the historical financial information for Comstock, Inc. for the year ended December 31, 2003.
(4)	Adjustment reflects a reclass relating to the classification of historical amortization expense of $410,000 and historical depreciation expense of $436,000 to conform with Jupitermedia’s presentation.
(5)	Adjustment reflects the increase in amortization expense of $180,000 to record the full year effect of the amortization of the acquired intangible assets from ArtToday and DevX.com, Inc.
(6)	Adjustment reflects the reduction in interest income of $65,000 related to the cash expended in the purchase of ArtToday, Inc.
(7)	Adjustment reflects the reduction in interest income of $11,000 related to the cash expended in the purchase of the assets of DevX.com, Inc.
(8)	Adjustment reflects the reduction in interest income of $89,000 related to the cash expended in the purchase of Comstock, Inc.
(9)	Adjustment reflects the reduction in interest income of $1,000 related to the cash not acquired from DevX.com, Inc.
(10)	Adjustment reflects the reduction in interest income of $8,000 related to the cash not acquired from Comstock, Inc.
(11)	Adjustment reflects the increase in interest expense of $372,000 related to the borrowings under the line of credit.
(12)	Adjustment reflects the reduction in interest expense of $760,000 related to the short-term convertible loans and the line of credit not assumed in the purchase of the assets of DevX.com, Inc.
(13)	Adjustment reflects 250,000 shares of Jupitermedia common stock issued in the purchase of ArtToday, Inc. and 200,000 shares of Jupitermedia common stock issued in connection with the purchase of the assets of DevX.com, Inc.

Note to Unaudited Pro Forma Combined Financial Statement Data

The Company has not yet performed a preliminary purchase price allocation of intangibles assets, including goodwill, related to the acquisition of Comstock, Inc. Therefore, no pro forma adjustments have been included to reflect any charges related to amortization expense that may arise following such allocation.

[INSIDE BACK COVER]

4,200,000 Shares

JUPITERMEDIA CORPORATION

Common Stock

PROSPECTUS

Piper Jaffray

WR Hambrecht + Co

    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses of Issuance and Distribution

Registration fee to Securities and Exchange Commission	$5,581
Accounting fees and expenses	100,000
Legal fees and expenses	200,000
National Association of Securities Dealers, Inc. Filing fee	5,427
Nasdaq National Market Listing fee	35,969
Transfer Agent and Registrar fees	10,000
Printing and engraving	100,000
Miscellaneous expenses	3,023

Total	$460,000

*	To be filed by amendment

The foregoing items, except for the registration fee to the Securities and Exchange Commission, are estimated.

Expenses incurred in connection with the registration of the shares, including the shares of the selling stockholders, will be paid by Jupitermedia.

Item 15.    Indemnification of Directors and Officers

Jupitermedia’s Amended and Restated Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. Jupitermedia’s Amended and Restated Certificate of Incorporation provides that the company shall indemnify its officers, directors, employees and other agents to the fullest extent permitted by Delaware law. Jupitermedia has entered into indemnification agreements with its directors and officers, which reflect the indemnification provisions of its Amended and Restated Certificate of Incorporation and Bylaws and set out the procedures by which such directors and officers may be advanced or reimbursed expenses incurred in certain proceedings described therein. Jupitermedia has secured insurance on behalf of its officers and directors for any liability arising out of their actions in such capacity, regardless of whether the company would have the power to indemnify them against such liability under Delaware law.

Item 16.    Exhibits and Financial Statement Schedules

The following exhibits are filed as part of this registration statement:

(a) Exhibits

Exhibit Number		Description of Exhibits
2.1	*	Form of Underwriting Agreement

4.1	**	Amended and Restated Certificate of Incorporation of Jupitermedia Corporation, as amended (incorporated herein by reference to Exhibit 3.1 to Jupitermedia Corporation’s Annual Report on Form 10-K for the year ended December 31, 2003, File No. 333-76331)

Exhibit Number		Description of Exhibits
4.2		Amended and Restated Bylaws of Jupitermedia Corporation

5.1		Opinion of Willkie Farr & Gallagher LLP

10.1	*	Loan and Security Agreement, dated as of April 1, 2004, by Jupitermedia Corporation and HSBC Bank USA, as amended on April 6, 2004

10.2	*	Grid Note, dated April 1, 2004, made by Jupitermedia Corporation in the amount of $8,000,000

10.3	*	Bridge Grid Note, dated April 1, 2004, made by Jupitermedia Corporation in the amount of $4,000,000

10.4	*	Grid Note with LIBOR Pricing, dated April 8, 2004, made by Jupitermedia Corporation in the amount of $11,000,000

23.1		Consent of Willkie Farr & Gallagher LLP (included in Exhibit 5.1)

23.2		Consent of Deloitte & Touche LLP, Independent Auditors

23.3		Consent of Grant Thornton LLP, Independent Certified Public Accountants

23.4		Consent of Ireland San Filippo, LLP, Independent Accountants

23.5		Consent of Mazars LLP, Independent Auditors

24.1	**	Power of Attorney

*	To be filed by amendment.
**	Previously filed.

(b) Financial Statement Schedules

Schedules are incorporated herein by reference to Jupitermedia’s Annual Report on Form 10-K for the year ended December 31, 2003.

Item 17.    Undertakings

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(i) The undersigned registrant hereby undertakes;

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Darien, State of Connecticut on this 9th day of April 2004.

Jupitermedia Corporation

By:	/s/ ALAN M. MECKLER
Alan M. Meckler
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated as of April 9, 2004.

Signatures	Title

/s/ ALAN M. MECKLER Alan M. Meckler	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)

/s/ CHRISTOPHER S. CARDELL Christopher S. Cardell	President, Chief Operating Officer and Director

* Christopher J. Baudouin	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Gilbert F. Bach	Director

* Michael J. Davies	Director

* William A. Shutzer	Director

* John R. Patrick	Director

*	By Christopher S. Cardell, as attorney-in-fact, pursuant to Power of Attorney previously filed.

II-4